NO ACT

PE
1-24-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

12025680

DIVISION OF
CORPORATION FINANCE

Received SEC
MAR 14 2012
Washington, DC 20549

March 14, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-14-12

Denise A. Horne
McDonald's Corporation
denise_horne@us.mcd.com

Re: McDonald's Corporation
Incoming letter dated January 24, 2012

Dear Ms. Horne:

This is in response to your letters dated January 24, 2012, February 9, 2012, and March 9, 2012 concerning the shareholder proposal submitted to McDonald's by John Harrington. We also have received letters on the proponent's behalf dated February 28, 2012 and March 13, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Sanford J. Lewis
sanfordlewis@strategiccounsel.net

March 14, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: McDonald's Corporation
Incoming letter dated January 24, 2012

The proposal requests that the board issue a report assessing the company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet-related diseases and other impacts on children's health. The proposal also specifies that the report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations.

We are unable to concur in your view that McDonald's may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that McDonald's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that McDonald's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Shaz Niazi
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

March 13, 2012
Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Requesting A Report on Childhood Obesity Submitted to McDonald's for 2012 Proxy Materials On Behalf of John C. Harrington– Supplemental reply

Ladies and Gentlemen:
John C. Harrington (the "Proponent") has requested that I respond briefly to the supplemental letter from McDonald's Corporation (the "Company") dated March 9, 2012, sent to the Securities and Exchange Commission Staff by the Company regarding his proposal requesting a report on childhood obesity. We stand by our initial letter, and provide this supplemental reply.

The guidelines of the proposal clearly require an assessment of potential impacts of public concerns and public policy on the company's finances and operations.
In our prior letter, we demonstrated that the part of the Proposal's guidelines relating to the impact of public concerns and public policy regarding childhood obesity on the Company's operations and finances have not been implemented by the Company. The Company now attempts to linguistically shrink the proposal by ignoring half of the resolve clause, and the entirety of the whereas clauses. The Company asserts that the focus of the proposal is on the company's policy responses to childhood obesity and that the second sentence of the resolve clause should basically be ignored as "of secondary significance" and "merely requested. " Page 2 of the Company's letter.

The language and guidelines of the initial proposal are quite clear on its face as requiring, in its resolve clause both an assessment of the company's policy responses to growing evidence of linkages between fast food and children's health concerns, and the need for an assessment of impacts of public concerns and involving public policy on the company's finances and operations. The resolve clause states:

> Shareholders request that the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2012 annual meeting, assessing the company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet-related diseases and other impacts on children's health. **Such report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations.** [emphasis added]

The Company asserts that because the second sentence says that the report "should" include

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations, somehow this is of less relevance to the guidelines of the proposal than the first sentence of the resolve clause. The entirety of the proposal is a "request," with the word "should" expressing no less priority than anything in the first sentence.

Further demonstration of the relative emphasis of the proposal on the issue of policy responses and financial risks is the title: **"Evaluating Our Company's Policy Responses and Financial Risks Regarding the Childhood Obesity Issue. "** This title should amply document the primacy of these issues in the proposal.

The record of Staff decisions shows that even if guidelines for a proposal were contained outside of the resolve clause and in the supporting statement, these are still relevant to the analysis of whether or not a Company had met the guidelines of the Proposal. A second sentence is certainly no less a part of the guidelines of the proposal than its first sentence.

The proposal clearly articulated the hostile public policy environment related to the Company's marketing efforts.

The Company also seems to assert that the issue of public policy restrictions on marketing of its products was not a concern raised in the initial proposal, but rather was a "recast" of the proposal. In fact, the entire discussion of action by policymakers in the whereas section of the proposal (203/474 words of the proposal) referenced restrictions on marketing:

Growing public concerns have spurred action by policymakers:

- In August 2010, Congress subpoenaed 48 food companies, including our company, to submit data to the Federal Trade Commission regarding marketing activities and product nutrition.
- In January 2011, the USDA released 2010 Dietary Guidelines , recommending limiting the "fast food environment" as key to healthy eating.
- In January 2011, Senator Harkin introduced the HeLP America Act of 2011 to restore the rulemaking authority of the FTC to issue restrictions on unfair advertising to kids.
- In June 2011, the American Academy of Pediatrics released a policy statement calling for a total ban on child targeted television junk food advertising as well as interactive digital advertising.
- In July 2011, the U.S. Interagency Working Group on Food Marketing to Children proposed nutrition standards to limit marketing unhealthy foods to children.
- On December 1, 2011, San Francisco implemented an ordinance prohibiting toys with children's meals failing basic nutritional standards. Instead of complying with the spirit of the law, our company exploited a legal loophole to include a toy for a nominal fee with kids meals instead of meeting the nutrition standards mandated by the law. Other municipalities are currently considering passing similar measures.

Although the Company has done some disclosures that implement the guidelines of the first sentence of the resolved clause, it cannot be fairly said to have implemented the request of the second sentence.

As we documented in our letter of February 28, it appears that these developments in the marketplace are having a substantial impact on the Company, and that the company's existing disclosures have not assessed these issues. Our documentation of the impacts this issue is having on the Company demonstrate how significantly the Company has failed to fulfill the second prong of the proposal, an assessment of the impacts of these issues on the Company's operations and finances.

The Proposal is not excludable under the ordinary business exclusion.

The Company did not raise this exclusion on a timely basis.
_The Company did not assert an ordinary business exclusion in its first response to the proposal. Since our second letter did not "recast" the proposal, the assertion of an ordinary business claim was not made in a timely manner by the Company, within the timeline for no action requests provided by Rule 14a-8, and we believe this exclusion should not be considered by the staff.

The Proposal addresses a transcendent social policy concern and therefore is not excludable as ordinary business.
However, we note that as demonstrated in the four corners of the proposal, the proposal addresses a very significant social policy issue with a clear nexus to the company– the role that fast food is playing in the childhood obesity epidemic. This is an issue of high visibility, high media coverage and extensive legislative and regulatory interest. The degree of public concern and public policy activity on this issue was also well documented in our first response letter. Thus, because the proposal addresses a significant social policy issue with a clear nexus to the company, even if marketing concerns might otherwise implicate ordinary business, in this instance the transcendent social policy issue precludes exclusion on ordinary business. Or instance, *Bank of America* (February 26, 2009) (predatory credit card marketing and collection practices not excludable as ordinary business). Further, the proposal does not micromanage the Company.

Conclusion
The Company failed to fulfill the guidelines of the proposal in its current reporting and therefore has not substantially implemented the Proposal, and the proposal is not excludable under Rule 14a-8(i)(10) or Rule 14a-8(i)(7). Therefore, we respectfully request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Denise A. Horne
John C. Harrington

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3154
email: denise_horne@us.mcd.com

Rule 14a-8(i)(10)
Rule 14a-8(e)
Rule 14a-8(i)(7)

March 9, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by John Harrington (the "Proponent")

Ladies and Gentlemen:

I am writing in response to the letter dated February 28, 2012 submitted to the staff by Sanford J. Lewis, as representative of the Proponent (the "Proponent's Letter"). The Proponent's Letter responds to my letters to the staff dated January 24, 2012 and February 9, 2012, indicating that the Company intends to exclude the Proponent's proposal (the "Proposal") from its 2012 proxy materials in reliance on Rule 14a-8(i)(10). For the reasons set forth below, we believe the Proponent's Letter offers no evidence to counter the Company's position that the Company's existing disclosures already provide the information requested by the Proposal and that the Company therefore has substantially implemented the Proposal.

Rather than address whether the Company's existing disclosures adequately address public concern about the impact of restaurant offerings on children's health and nutrition, which is the focus of the Proposal, the Proponent now seeks to recast the Proposal as a call for the Company to address publicly "whether and to what degree [the Company's] reporting is mitigating [the] risk of being a target for concern about fast food and childhood obesity." The Proponent would have the Company provide this risk-mitigation analysis by addressing each and every medical study, policy statement, political campaign, legislative development, lawsuit or other development that raises the issue of childhood nutrition, including but not limited to the 32 items listed on pages 5 through 7 of the Proponent's letter. This new request is effectively a new proposal, arriving after Rule 14a-8's deadline for submitting shareholder proposals and, in any case, seeking information that relates to the Company's ordinary business operations within the meaning of Rule 14a-8(i)(7).

The Company Has Substantially Implemented the Proposal

The staff has stated that a proposal is substantially implemented if the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). As discussed at length in my prior correspondence, the Company's existing public disclosures fully explain the Company's policy responses to linkages between fast food and children's health and provide an assessment of the potential impact on the Company of public concern about these issues. The Company makes a sustained and determined effort to disclose to its shareholders and other stakeholders the public's concerns about children's health and nutrition, the risks to the Company's operations if the Company were to fail to address those concerns in its product choices, and the steps the Company has taken and is taking to mitigate those risks by addressing public concerns and providing a full range of product choices tailored to the varied tastes and preferences of individual customers.

The Proponent does not dispute that the Company has provided all of this information in its public disclosures. Instead, the Proponent asserts that the Company's disclosures do not address various details that the Proponent is now indicating that the report should address, including "whether the company's marketing increases fast food consumption among children," "how changing public perceptions and polices are affecting the [Company's] brand perception and reputation," and whether the Company's disclosures are "mitigating [the Company's] risk of being a target for concern about fast food and childhood obesity." In fact, the Company's existing disclosures do address the challenges the Company and the restaurant industry in general face in addressing children's health issues, as well as the policies the Company has implemented to address those issues, although perhaps not in the precise manner and detail the Proponent would like. It is not necessary under Rule 14a-8(i)(10), however, for the Company's past disclosures to have addressed every detail the Proponent now requests be included in the requested report. Instead, the Company's disclosures need only compare favorably with the guidelines of the Proposal. The Company's existing disclosures fully meet that standard.

The Proponent's position is based largely on the contention that the Company's existing disclosures do not provide an assessment of the impact of public health concerns, and the Company's policies responding to those concerns, on the Company's finances and operations. As a preliminary matter, the Proposal's resolution requests a report on the Company's "policy responses" to children's health issues, and adds in a separate sentence that the report "should include" such an assessment. The focus of the Proposal, therefore, is on the Company's policy responses, and the statement that the report "should" include an assessment of the financial impact of those responses indicates that the assessment is of secondary significance and is merely requested. Accordingly, an assessment of potential impacts on the Company's finances and operations is hardly the focus of the Proposal.

Nevertheless, the Company's existing disclosures do describe the changes that the Company has made to its operations, including expansion of its menu and adjustments to its existing product choices. The report requested by the Proposal would merely repeat these disclosures. Accordingly, we believe that the Proposal has been substantially implemented.

The Proponent's Attempt to Recast the Proposal is Effectively a New Proposal

The Proposal, as originally received by the Company, includes a resolution requesting that the Company issue a report "assessing the company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet-related diseases and other impacts on children's health." The Proposal's resolution also requests that "such report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations." The Proponent's Letter, in contrast, seeks to recast the Proposal as a request for a report assessing, among other things, "the rapidly progressing concerns over marketing to children and limiting the fast food environment" and addressing specifically "concrete activities happening in the field," including (by way of example) 32 different developments relating to children's health.

Neither the Proposal's resolution nor its supporting statement calls for the information now requested by the Proponent. The Proponent's argument that the Company has not substantially implemented the Proposal because the Company has not previously disclosed this new information is an attempt to recast the Proposal in an effort to avoid its exclusion. In fact, the Proposal as recast is effectively a new proposal.

The deadline for submission of a shareholder proposal for inclusion in the Company's 2012 proxy materials, as determined under Rule 14a-8(e), was December 9, 2011. To the extent that the Proponent now seeks to expand the scope of information called for by the report requested by the Proposal, the Proposal was not timely received and should be disregarded by both the Company and the staff pursuant to Rule 14a-8(e).

As Recast, the Proposal Relates to the Company's Ordinary Business Operations and Therefore may be Excluded under Rule 14a-8(i)(7)

To the extent that the Proponent now seeks to recast the Proposal as described in the preceding section, the Proposal also is excludable under Rule 14a-8(i)(7) as a matter relating to the Company's ordinary business operations. The recast Proposal would have the Company assess the impact of public health concerns on the Company's "operations," including the Company's menu choices and marketing of its products. Decisions regarding our menu offerings are fundamental to our business and are subject to constant review and revision. In developing our menus, we assess a variety of risks relating to consumer preferences, food quality, variety in product offerings, and nutritional content. As part of this process, we continuously monitor customer preferences and adjust our menus as appropriate. Menu management is at the core of our operations and therefore is fundamentally "ordinary business operations."

The Proponent's new focus on the Company's marketing of its products also involves the Company's ordinary business operations. The staff has previously permitted exclusion of proposals that deal with marketing policies. In *Coca-Cola Company* (January 21, 2009), for example, the staff permitted exclusion of a proposal requesting that the board prepare a report evaluating new or expanded policy options to enhance the transparency of information to consumers of the company's bottled beverages, above and beyond any requirements of law or regulation. The staff agreed with the company that the proposal related the company's "marketing and consumer relations" and therefore to an ordinary business matter. Similarly, in *Johnson & Johnson* (January 12, 2004), the staff permitted exclusion of a proposal seeking a review of the company's pricing and marketing practices and a report on company responses to public pressures relating to the affordability of prescription drugs. In its response, the staff noted that the proposal could be excluded as dealing with the company's ordinary business operations, "i.e., marketing and public relations." In reaching that conclusion, the staff noted that, while proposals relating to pharmaceutical pricing may involve a significant social policy, the proposal focused on the company's marketing policies, which clearly is a matter of ordinary business.

Moreover, to the extent that the Proposal as recast calls for a report on the impact of, and the Company's response to, each and every development of the types listed on pages 5 through 7 of the Proponent's letter, the Proposal seeks a level of detail that effectively micro-manages the Company in its handling of matters relating to children's health and nutrition. As the Commission explained in *Release No. 34-40018* (May 21, 1998), there are two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Consistent with this second consideration, the staff has permitted exclusion of proposals that involve matters of complex detail. See, e.g., *General Motors Corporation* (April 7, 2004) and *Ford Motor Company* (March 24, 2004) (each allowing exclusion of a proposal seeking a report providing detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption and costs and benefits at various degrees of heating and cooling). As in these cases, the Proposal seeks a highly detailed report which amounts to micro-management of a complex subject. Accordingly, the Proposal as recast is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations.

Conclusion

For the foregoing reasons, we renew our request that the staff concur in our view that the Company may exclude the Proposal from its 2012 proxy materials or, alternatively, confirm that the staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal.

Because we plan to file our definitive proxy materials on or about April 13, 2012, we would appreciate hearing from you at your earliest convenience. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at denise_horne@us.mcd.com.

Sincerely,

Denise A. Horne
Corporate Vice President, Associate General
Counsel and Assistant Secretary

cc: John Harrington
Sanford Lewis
Alan L. Dye
Hogan Lovells

SANFORD J. LEWIS, ATTORNEY

February 28, 2012

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Requesting A Report on Childhood Obesity Submitted to McDonald's for 2012 Proxy Materials On Behalf of John C. Harrington

Ladies and Gentlemen:
John C. Harrington (the "Proponent") is the beneficial owner of common stock of McDonald's Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated January 24, 2012, sent to the Securities and Exchange Commission Staff by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2012 proxy statement by virtue of Rule 14a-8(i)(10) (Substantially Implemented).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2012 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being e-mailed concurrently to Denise Horne, Corporate Vice President and Associate General Counsel, McDonald's Corporation.

SUMMARY

The Proposal (Appendix 1) requests that the Company issue a report to investors assessing the Company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet-related diseases and other impacts on children's health and an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations. As demonstrated by the whereas clauses of the Proposal, this would require assessing the impact of trends which are geared toward limiting the "fast food environment" and limiting marketing of fast food to children. The Company asserts that it has substantially implemented the proposal through its reporting on its efforts to respond to these pressures by increasing the availability of nutritious food and nutritional information in its fast food outlets. However, the Company's reporting does not consist of an assessment of the growing impacts of these trends on the Company and therefore, its actions fail to favorably compare with the guidelines of the proposal.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

ANALYSIS

The Company's actions do not compare favorably to the guidelines of the Proposal, and therefore the proposal is not excludable pursuant to Rule 14a-8(i)(10).

As the proposed resolution states, the contribution of the fast food industry to the global epidemic of childhood obesity has become a major public issue. As the whereas clauses of the proposal document, over the past several years, public concerns have rapidly progressed from concerns over food safety and the nutritional quality of fast food to include:

- Marketing to children (Institute of Medicine of the National Academies study, Congressional subpoena, HeLP America Act, American Academy of Pediatrics policy statement, Interagency Working Group on Food Marketing to Children, San Francisco Ordinance).

- Limiting the "fast food environment" (Institute of Medicine of the National Academies study, American Academy of Pediatrics policy statement, USDA Dietary Guidelines).

The Company asserts in its no action request letter that it has substantially implemented the proposal. But in contrast to the guidelines of the Proposal, the Company has discretely provided information addressing the nutritional content of their meals and the sustainability of their supply chain.

Although the Company may be lauded for taking incremental steps taken to improve the nutritional quality of side dishes in children's meals, the Company's reporting fails to address the core issue of the proposal – assessing the adequacy of its responses to the issues of selling and serving fast food to children in the face of the childhood obesity epidemic. Further, the Company's letter and referenced materials do not assess the practice of marketing to children, a practice that has been widely criticized by the public and of which many emerging policies are seeking to regulate. Finally, the impacts on the Company and its finances and operations are not assessed in the Company's reporting. Instead, those impacts are described in generic risk terms, even though there is evidence that the changing policy environment may be a substantial and current threat to the company's business.

With the Institute of Medicine and the USDA recommending a limit to the "fast food environment," how severely will this affect McDonald's operations and sales? There is substantial evidence that this is already having an effect, a clear concern to investors, but despite the request of the Proposal, the Company provides no assessment of this impact.

In 2004, news sources reported 30 McDonald's in hospitals around the country. Since that time, 11 hospitals have not renewed their contract with McDonald's including Children's Hospital of Philadelphia (closed after 34 years in September, 2011) and

Vanderbilt Medical Center (January, 2011). Vanderbilt Medical Center divulged that a factor to the non-renewal of the McDonald's contract was due to public health concerns. In 2006, Disney ended their exclusive promotional contract with McDonald's. In a previous conference call to Pixar's investors, Steve Jobs, said "There is value" in fast food tie-ins "But there are also some concerns, as our society becomes more conscious of some of the implications of fast food."

In January 2011, Wal-Mart unveiled a "comprehensive effort to provide its customers with healthier...food". In store changes included reformulating packaged foods, making healthier choices more affordable, and developing criteria for a front of package seal. News sources reported in December, 2011 that as their contracts expire, all the McDonald's restaurants nationwide (1,021 locations in 2008) will be shuttering their Wal-Mart locations. In December, 2011 a location in Hopkins County, KY closed and in February, 2012 a location in Green County, IN closed.

The report that shareholders request in the Resolve Clause would publically address shareholder risk of McDonald's core practice of marketing fast food to children as well as their risk as policy promoting limiting the fast food environment progresses. This requires analysis of how the changing public perceptions and policies are affecting the brand perception and reputation of McDonald's. In February, 2012, the cover article for Advertising Age, a leading publication for the marketing industry, features a picture of a guy polishing the golden arches. The title of the article says it all, "Is McDonald's Losing That Lovin' Feeling? Sales Are Soaring, but Its Brand Perception Isn't Keeping Pace"

The Company's reporting of actions it is taking do not constitute an assessment of linkages and impacts as requested by the Proposal.

The Company's letter references the Company's "Sustainability Scorecard", their website including "Policies and Programs", "Best Practices" and "Children's Global Marketing Guidelines" and "Nutrition Information" as well as some website material from McDonald's USA as proof of the company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet-related diseases and other impacts on children's health.

The Sustainability Scorecard addresses Nutrition and Well-Being, and in particular highlights McDonald's response of adding fruit to all Happy Meals in the U.S. and Latin America. The Website page also addresses Nutrition and Well-Being, highlighting evolving menu offerings, calorie labeling schemes as well as the changing nutrition profile of their products. Offering fruit as a side to the Happy Meal may do little to appease a public whose primary concern is the core product or "main dish" offering. Additionally, the existing reporting does not provide shareholders with an assessment of whether and to what degree this reporting is mitigating their risk of being a target for concern about fast food and childhood obesity.

While all of this reporting describes some actions being taken in the production and nutrition information side of their business, it does not, as the report requests, "assess" its policy responses.

Moreover, despite the focus of the Proposal, the Company's reporting does not assess whether the company's marketing increases fast food consumption among children. Instead, the Company mentions their "Children's Global Marketing Guidelines" which apparently represents the Company's attempt to temper the impacts of its fast food business and brand challenges by promoting balanced nutrition. But again, the reporting is lacking in any assessment for investors.

While the Company's letter and its referenced reporting recognizes that evolving public policy can impact financial results, their letter and reporting demonstrates that that they not assessed the financial and operational impacts of these issues.

> *"We do not report separately on the financial impact of activities related to the "impacts of public concerns and evolving policy." We do, however recognize that public concerns and evolving public policy may at some point have an impact on financial results"*

They offer the rationale that it would be difficult.

> *"In many instances, it would be difficult (if not impossible) for the Company to distinguish between activities responsive to "public concerns and evolving public policy" from those which are simply responsive to consumer tastes, availability of products, evolution of the supply chain, or other matter that are part of our normal operational activity."*

The Company's letter introduces their "Plan to Win" as their "strategy" that guides their efforts with respect to "product".

> *Our efforts under the heading of "product" in the Plan to Win include matters such as developing new products, improving existing products and evolving our menu to address changes in consumer preferences and the regulatory environment."*

Although this describes the Company's strategy of attempting to evolve its products, this does not constitute an assessment of its effectiveness or the degree to which it will protect the company's finances and operations against the quickly evolving environment. Indeed, the "Risk Factors and Cautionary Statement Regarding Forward Looking Statements" that the Company points to in the Risk section of its 10-K implementation of the resolve clause of the resolution lacks any real assessment of impacts. It only demonstrates that the concerns of the Proposal are legitimate:

> *Our operations, plans and results are also affected by regulatory and similar initiatives around the world, notably the focus on nutritional content and the production, processing and preparation of food "from field to front counter," as well as industry marketing practices.*
>
> *The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires trust and confidence.*
>
> *The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive popular opinion, litigation and regulation, including taxation, in ways that could be material to our business.*

These discussions of the risks do not constitute an assessment, but only a warning that the Proposal is correct in its concerns for the impact of these issues on the Company's prospects. These three phrases that McDonald's points to have remained unchanged since the filing of their 2006 10-K and do not adequately assess the rapidly progressing concerns over marketing to children and limiting the fast food environment.

This generic overview of risks facing the company in this area is a contrast to the very concrete activities happening in the field, which the Company would be reporting on in fulfillment of the Proposal. For instance, the following is a short list of the kinds of developments the Company which have implications for the Company and which it should be assessing in a report that substantially implements the Proposal:

a. In February 2010, Michelle Obama launched the Let's Move! campaign to improve American children's overall health.
b. In March 2010, Congress passed health care reform that included federal menu-labeling legislation requiring posting calories on fast food menu boards.
c. In March 2010, New York City Council Speaker Christine Quinn announced her intent to utilize zoning to limit fast food restaurants in low-income neighborhoods.
d. In May 2010, the World Health Organization adopted recommendations advising governments to enact policies to reduce the impacts of food marketing on children.
e. In May 2010, Santa Clara County in California passed a law banning the inclusion of a toy in restaurant children's meals that do not meet a set nutritional content.
f. In May 2010, the White House Task Force on Childhood Obesity issued a report urging the food industry to take more meaningful steps to reduce childhood obesity.

g. In August 2010, Congress subpoenaed 48 food companies, including our company, to submit data to the Federal Trade Commission regarding marketing activities, expenditures, self-regulation schemes and product nutrition.
h. In November 2010, the San Francisco City Supervisors passed an ordinance that bans toys with children's meals that do not meet basic nutritional standards.
i. In November 2010, The Rudd Center for Food Policy & Obesity, one of the nation's leading research institutions released Fast Food Facts, the most comprehensive and unprecedented study of fast food nutrition and marketing ever conducted.
j. In December 2010, in conjunction with the Center for Science in the Public Interest (CSPI), a California mother filed a class action suit against McDonald's, alleging that marketing Happy Meals to children violates consumer-protection laws.
k. In January, 2011, the Los Angeles City Council voted to place a moratorium on new fast food restaurants in South LA.
l. In January 2011, the USDA released their 2010 Dietary Guidelines for Americans, recommending limiting the "fast food environment" as a key behavior to support healthy eating.
m. In January 2011, Senator Harkin introduced the HeLP America Act of 2011 to restore the rulemaking authority of the FTC to issue restrictions on unfair advertising to kids.
n. In April, 2011 the American Heart Association CEO announced their support for strong public policies that make healthier food choices more accessible and affordable, including reducing children's exposure to marketing and advertising of unhealthy foods.
o. In June 2011, the American Academy of Pediatrics released a policy statement calling for a total ban on child targeted television junk food advertising as well as interactive digital advertising.
p. In July 2011, the Congressionally mandated Interagency Working Group on Food Marketing to Children proposed nutrition standards to limit the marketing of unhealthy foods to children. Of the 29,000 comments that the agencies received, 28,000 were supportive of the agencies recommendations.
q. In June 2011, the Australian Medical Association called on the Australian government to introduce new rules for the fast food industry, saying self-regulation was not working.
r. In July 2011, a report by the Cumbria County (a county in North West England) Health and Well-being Scrutiny Committee recommended that district councils adopt a policy of refusing planning permission for fast food near schools.
s. In August 2011, an online survey conducted in August, 2011 revealed that 73% of parents support regulations on food marketing to kids and 56% support controlling locations of fast food.
t. In September 2011, the South African health minister announced the Department of Health's plans to regulate the "junk food industry" by targeting marketing campaigns.

u. In October 2011, Public Health Law & Policy released a report on digital marketing designed to help policymakers refine safeguards for protecting young people from inappropriate marketing. The report uses McDonald's Avatar Campaign as a case study.
v. In October 2011, the medical writer for the Detroit Free Press proposed a number of ideas for Detroit, including a tax on fatty foods and bans on toys in kids meals.
w. In October 2011, Denmark implemented a tax on saturated fats.
x. In October 2011, the Dean of Portugal's General Medical Council publically suggested taxing fast foods to support the National Health Service.
y. In October 2011, the Health Minister of Trinidad banned a pediatric hospital from accepting a donation from McDonald's because of the link between the fast food industry and childhood obesity and a number of chronic diseases.
z. In November 2011, a judge in Brazil ordered McDonald's to pay $17,500 to a former franchise owner because eating McDonald's food caused him to gain 65 pounds during the 12 years of employment at the company.
aa. In November 2011, a bill was introduced to the Australian Parliament completely banning fast food advertisements from children's television channels, websites and smartphones.
bb. In December 2011, San Francisco implemented an ordinance prohibiting toys with children's meals failing basic nutritional standards. Instead of complying with the spirit of the law, our company exploited a legal loophole to include a toy for a nominal fee with kids meals instead of meeting the nutrition standards mandated by the law. Other municipalities are currently considering passing similar measures.
cc. In December 2011, McDonald's was fined by the government of Sao Paulo, Brazil for giving away toys with Happy Meals.
dd. In January 2012, a Russian consumer watchdog organization filed a lawsuit against McDonald's, demanding it disclose all its ingredients information to customers because it enjoys a lower tax rate.
ee. In February 2012, the both *Health Affairs* and the *American Journal of Public Health* published articles arguing that the government can regulate food advertising to children because it is inherently misleading.
ff. In February 2012, Shellharbour Hospital in Australia rejects McDonald's sponsorship because of the links between the fast food industry and obesity.

The Proposal's request for a report on how changing public concerns and policies are affecting the Company is not an impossible matter to assess as the Company's risk factors and 10K statements would lead one to think. These developments individually and cumulatively have an impact on the Company; a report that is responsive to the guidelines of the proposal would necessarily analyze the impact of such developments on the Company's finances and operations.

Review of Staff precedents demonstrates that more action would be needed by the Company to engage in and provide an assessment of the issues raised by the Proposal in order for those actions to compare favorably with the Proposal's guidelines.

The Company's asserted implementation of the Proposal is quite unlike the cited examples of staff precedents, because in those instances the companies's actions compared favorably with the guidelines of the proposals.

A relevant and analogous precedent for the Company's response is *Kroger* (April 12, 2010) where the company had asserted that its reporting on energy conserving measures that it was taking, appearing in its sustainability reporting, constituted an adequate response to a proposal that asked for a report describing how the company will assess the impact of climate change on the company and its supply chain. The Staff found that the proposal was not substantially implemented by simple reporting of actions in response to the changing environment. As the proponents in that example noted, Kroger had failed to describe how it will *assess the effect of climate change on the company, including on its supply chain.* Similarly, in the present case, the company describes some actions is taking on nutrition, but it does not assess, as requested in the report, the effects that the changing policy and public opinion environment are having and may have on the company.

Even though the company may have internally or implicitly conducted some of the assessments requested by the Proposal in order to conceive of the actions that it reports on regarding nutrition, its reporting to shareholders indicated by and accompanying the letter does not fulfill the guidelines of the Proposal in disclosure of an appropriate assessment. A similar fact pattern and assertion occurred in *Occidental Petroleum* (February 26, 2009), where the proposal requested that the company review the policies and procedures that guide Occidental's assessment of host country laws and regulations in the company's overseas operations, with respect to their adequacy to protect the environment and the health and human rights of indigenous populations, and report the results of this review to shareholders. Neither reports of the company's actions taken to protect indigenous populations, nor discussions of its routine internal reviews of its policies and procedures on human rights, sufficed to fulfill the guidelines of the proposal to *review its policies for assessing the legal environment of its operations*.

In addition, Staff precedents under Rule 14a-8(i)(10) demonstrate that actions which merely approach or approximate the subject matter of the proposal are inadequate to constitute substantial implementation where the specifics of the guidelines require other action. For instance in *Dominion Resources, Inc.* (January 26, 2012) the proposal sought a report assessing economic and environmental benefits of the company developing electrical generation equivalent to 15% of the company's sales from wind and solar power. The company had described activities and assessments that included renewable power, but not whether it could produce 15% of its power from wind and solar. Because the company had not assessed the core question of the proposal, the actions of the company did not compare favorably with the guidelines of that proposal. Similarly in the present proposal, McDonald's reporting does not provide an assessment of any of the issues for which a report is sought by the Proposal.

CONCLUSION

As demonstrated above, the Proposal is not excludable under the Rule 14a-8(i)(10) because its reporting does not live up to the guidelines of the Proposal. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

cc: Denise A. Horne
John C. Harrington

Appendix 1 The Proposal
Evaluating Our Company's Policy Responses and Financial Risks Regarding the Childhood Obesity Issue

Whereas, the contribution of the fast food industry to the global epidemic of childhood obesity has become a major public issue:

- The Centers for Disease Control reports that 1 in 3 US children born in the year 2000 will develop diabetes as a result of diet.
- Childhood obesity greatly increases the risk of diabetes, hypertension, heart disease, cancers, asthma, arthritis, reproductive complications and premature death.
- A study from the Institute of Medicine of the National Academies (IOM) concluded that fast food marketing influences children's food preferences, diets and health. In 2009, the IOM recommended that local governments take actions such as adopting zoning policies that restrict fast food near schools and limiting the density of fast food restaurants in residential communities.

Growing public concerns have spurred action by policymakers:

- In August 2010, Congress subpoenaed 48 food companies, including our company, to submit data to the Federal Trade Commission regarding marketing activities and product nutrition.
- In January 2011, the USDA released 2010 Dietary Guidelines , recommending limiting the "fast food environment" as key to healthy eating.
- In January 2011, Senator Harkin introduced the HeLP America Act of 2011 to restore the rulemaking authority of the FTC to issue restrictions on unfair advertising to kids.
- In June 2011, the American Academy of Pediatrics released a policy statement calling for a total ban on child targeted television junk food advertising as well as interactive digital advertising.
- In July 2011, the U.S. Interagency Working Group on Food Marketing to Children proposed nutrition standards to limit marketing unhealthy foods to children.
- On December 1, 2011, San Francisco implemented an ordinance prohibiting toys with children's meals failing basic nutritional standards. Instead of complying with the spirit of the law, our company exploited a legal loophole to include a toy for a nominal fee with kids meals instead of meeting the nutrition standards mandated by the law. Other municipalities are currently considering passing similar measures.

A leading obesity research institution, the Yale Rudd Center on Food Policy and Obesity, recently released a study on fast food marketing and nutrition. The study reports that 21 percent more preschoolers saw McDonald's ads in 2009 than 2007. The study ranks our company's nutritional quality among the worst, and notes that our marketing especially targets Hispanic and African American children.

Resolved:
Shareholders request that the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2012 annual meeting, assessing

the company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet-related diseases and other impacts on children's health. Such report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations.

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3154
email: denise_horne@us.mcd.com

February 9, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Request to Exclude the Shareholder Proposal Submitted by John Harrington

Ladies and Gentlemen:

I write to supplement my letter of January 24, 2012, which requested that the staff concur that McDonald's Corporation (the "Company") may exclude John Harrington's proposal (the "Proposal") from its 2012 proxy materials under Rule 14a-8(i)(10). In that letter, we advised that the report requested by the Proposal has been substantially implemented in that the Company's existing publicly available information addresses the matters described in the Proposal. To further illustrate this point, the Company wishes to provide the staff with the following additional information and documents.

First, as noted in my January 24th letter, the Company has squarely addressed the topic of nutrition in its sustainability reports since 2004. Relevant excerpts of the Company's sustainability reports are attached as Exhibit 1.[1] These excerpts from the sustainability reports clearly demonstrate the Company's long-standing commitment to continually assessing its policies on well-being and nutrition and, specifically, on the children's nutrition matters highlighted by the Proposal.

Second, since 2006, McDonald's USA has annually pledged to the Council of Better Business Bureaus its compliance with the "Children's Food and Beverage Advertising

[1] The Sustainability Reports are also publicly available at:
http://www.aboutmcdonalds.com/mcd/sustainability/library/past_sustainability_CR_reports.html

Initiative." A copy of the February 2010 pledge is attached as Exhibit 2.[2] Among other pledges, McDonald's USA has pledged that "100% of McDonald's National Advertising primarily directed to children under 12 years old will further the goal of healthy dietary choices by advertising products that represent healthy dietary choices." McDonald's USA also pledged to distribute advertising that prominently includes "healthy lifestyle messages" designed to appeal to children.

In sum, the publicly available information described above is further evidence that the Company's existing disclosures substantially implement the Proposal. The report requested by the Proposal is therefore unnecessary and redundant. This position is consistent with the staff's history, referred to on page 4 of my letter of January 24, 2012, of permitting exclusion of proposals requesting that a company prepare a report on a topic that has already been addressed by existing disclosures or other publicly available documents. As a result, the Company requests that the staff concur that the Proposal may be excluded from the Company's 2012 proxy statement under Rule 14a-8(i)(10).

If you have any questions or need additional information, please feel free to contact me at (630) 623-3154. Because we will be filing a preliminary proxy statement on or about March 5th, we would appreciate hearing from you at your earliest convenience. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at denise_horne@us.mcd.com.

Sincerely,

Denise A. Horne

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

cc: John Harrington
Alan L. Dye and C. Alex Bahn
Hogan Lovells

Enclosures

[2] See also the supplemental report, which is publicly available at: http://www.bbb.org/us/storage/0/Shared%20Documents/SUPPLEMENTAL_FOOD_PLEDGE_2008.pdf

Exhibit 1

Sustainability Reports

NUTRITION AND WELL-BEING

2010



Giving our customers quality, choice and value

Whether it's a quick breakfast, lunch on the go or dinner with the kids, customers come to McDonald's for quality food at a great value. Our goal is to continuously improve our classic offerings and increase the number and variety of new options that deliver the great taste and balance our customers seek.

In addition to an evolving array of menu items, we also offer many ways for customers to learn about the nutrition information of our food. We pay particular attention to our offerings for children and how we communicate about them to both children and their parents.

With guidance from our Global Advisory Council (GAC), we continue to evolve our overall approach, while supporting our individual markets in meeting the specific needs and requirements of their local cultures and governments. Since 2004, the GAC has provided McDonald's guidance on key areas such as global nutrition labeling, McDonald's "what i eat, what i do" children's well-being platform, the development of internal metrics to gauge our progress, and approaches for motivating children to eat more fruits and vegetables.

WELL-BEING: McDonald's Holistic Approach


HIGH-QUALITY CHOICES
CONSUMER-FRIENDLY NUTRITION INFORMATION
COMMUNICATE RESPONSIBLY


Well
Seasoned.



WHAT WE'VE ACCOMPLISHED

NEXT-GENERATION HAPPY MEALS

Over the last several years, Happy Meal offerings around the world have been enhanced to offer a range of side and drink options such as yogurt, fruit bags, carrots, apple slices, corn cups, soy milk, water and juices. After a multi-year effort to increase the breadth and depth of Happy Meal choice items, we now offer a fruit, vegetable or dairy option for Happy Meals in all of our top nine markets. Moving forward, we continue to seek ways to expand choice options and improve the overall nutritional profile of the Happy Meal.

In an effort to further enhance the Happy Meal experience, McDonald's France encouraged kids to eat more fruit in 2010 with their "Les Mercredis a Croquer" (Crunchy Wednesdays). On the first Wednesday of each month, kids received a free bag of apple slices and grapes with the purchase of a Happy Meal. McDonald's USA is currently testing the concept of including an additional fruit or vegetable side option in every Happy Meal. They are also testing a breakfast Happy Meal that would include at least one serving of fruit.

We find that the best Happy Meal choice ideas tend to originate at the market level and then travel around our System. Corn cups were first introduced in China in 2006 and are now offered in Japan, South Africa, Malaysia and multiple countries in Latin America. We are also seeing more beverage options in our Happy Meals around the world, including soy milk, natural fruit juices and flavored waters.



CHOICE FOR THE WHOLE FAMILY

McDonald's is enhancing the nutrition profile of core products while continuing to introduce a range of new choices. For example:

Lower Sodium Chicken – McDonald's Canada has reduced the amount of sodium in all of its menu items featuring grilled chicken. For example, the Chicken Snack Wrap includes a sodium-reduced tortilla, chicken and ranch sauce, resulting in a total sodium reduction of nearly one-third (32%).

Whole Grain Any Time – All U.S. restaurants have begun offering "Fruit & Maple Oatmeal," a delicious and wholesome snack that has two servings of whole grains, a half cup of fruit, maple flavor, brown sugar and a touch of cream. Available all day, it is low in fat, an excellent source of fiber, a good source of vitamin C and only 290 calories.

Heart Foundation Tick-Approved Meals – McDonald's Australia works with the Heart Foundation to identify McDonald's meals that meet the strict criteria needed to earn the Heart Foundation Tick. This symbol indicates for customers that the meals have been independently tested and contain less than 2% saturated fat, virtually no trans fat and at least one serving (75g) of vegetables.




happy meal
SHREK
OUT
your
MEAL
WITH McNUGGETS


SHREK
OUT
WITH MILK
APPLE DIPPERS!

MAKING FRUITS AND VEGETABLES FUN

In May 2010, McDonald's launched a Global Happy Meal promotion featuring the characters from DreamWorks' Shrek Forever After™. The promotion ran in the majority of our major markets and was translated into nine languages.

Advertising and packaging featured fruit, vegetable and dairy items such as carrots, apple slices or milk. There were also interactive games such as a pop-out Puss in Boots who makes drinking milk more fun. Online activities included:

Animated music videos featuring fun characters like the "Yummivore" and focusing on fruits, vegetables and dairy

Interactive games featuring Shrek and his friends choosing fruits and vegetables

Celebrity lunch examples detailing what food choices Shrek characters prefer

Like all of our advertising, this campaign followed our Children's Global Marketing Guidelines:

1. *Communicate to children balanced food choices that fit within a child's nutritional needs.*
2. *Use our licensed characters and properties to encourage activity and balanced food choices for children to make food, such as fruit and vegetables, fun to eat.*
3. *Promote to children positive messages that support their well-being, body, mind and spirit.*
4. *Provide nutrition information for our food to help parents and families make informed food choices.*
5. *Engage the support of subject matter experts and informed third parties to help guide our efforts for children and families worldwide.*

MAKING A COMMITMENT TO MARKET RESPONSIBLY

McDonald's understands the importance of responsible marketing practices, and we take our communication with children and families seriously. McDonald's Children's Global Marketing Guidelines continue to provide a common set of rules for responsible communication to children in our markets around the world.

Building on this, five of our major markets – Australia, Brazil, Canada, Mexico and the United States – have committed to Food Marketing Pledges for Kids. McDonald's Europe has also committed to a comprehensive set of responsible marketing principles. The pledges vary by market and circumstances, but generally state that the food McDonald's features in advertising to children must meet specific nutritional criteria (including defined levels of calories, fat, sodium, etc.). In the United Kingdom, McDonald's ensures that all Happy Meal advertising includes the government's "five-a-day" message, which promotes eating at least five portions of fruits and vegetables each day.

MORE WAYS TO GET NUTRITION INFORMATION

Information is power, but only if it is accessible and easy to understand. That's why McDonald's puts nutrition information in the hands of its customers in as many ways as possible. All of our markets use two or more of the following methods:

McDonald's websites	*Third-party websites*
Mobile devices	*Packaging*
Brochures	*Trayliners*
Toll-free phone lines	*Voice-activated information*

McDonald's also complies with local laws and regulations, such as menu board labeling in the U.S. We will continue to provide innovative and effective ways to ensure customers can easily access the information they are seeking.









CHALLENGES AHEAD

It is clear that nutrition and well-being will remain a topic of significant interest to society for the foreseeable future. Opinions on how to address the challenges will continue to evolve, and McDonald's will continue to listen, learn and identify ways to do more.

The world is changing, and consumer expectations continue to evolve. That's why McDonald's continues to provide expanded menu choices and nutrition information to our consumers. Local regulatory actions related to nutritional content, information-sharing and marketing are increasing. McDonald's will continue not only to meet these changing regulations, but also to provide leadership and dialogue with experts and third parties, using our influence, skills and resources to play a role in this arena. We will do our part, and look for ways to join others to do more.

2011-2013 GOALS

- *Accelerate and expand food and beverage choices containing fruit and vegetables across our menu*
- *Increase awareness of fruit, vegetable and dairy options for children available on our menu*

WHAT WE SERVE AND WHAT WE SAY ... HELPING CUSTOMERS MAKE THE RIGHT CHOICES

WELL-BEING: McDonald's Holistic Approach


HIGH-QUALITY CHOICES
CONSUMER-FRIENDLY NUTRITION INFORMATION
COMMUNICATE RESPONSIBLY

MCDONALD'S 2008 GLOBAL ADVISORY COUNCIL MEMBERS

Harvey Anderson
PhD, Nutrition, University of Toronto, Toronto, CA

Tom Baranowski
PhD, Professor of Pediatrics, Baylor College of Medicine, Houston, TX

France Bellisle
PhD, Nutrition, University of Paris, Paris, FR

Dennis Bier
MD, PhD; Director, USDA Children's Nutrition Research Center at Baylor College of Medicine; Chairman, IOM Food and Nutrition Board, Houston, TX

Adam Drewnowski
PhD, MA; Prevention & Treatment of Obesity, University of Washington at Seattle, WA

Paul Gately
PhD, Professor of Exercise and Obesity, Leeds Metropolitan University, Leeds, UK

Wim Saris
MD, PhD; Professor of Human Nutrition, University of Maastricht, Maastricht, Netherlands

Ricardo Uauy
MD, PhD; President, International Union of Nutrition Scientists London, UK

Gary Wittert
MD, PhD; Nutrition, University of Adelaide School of Medicine, Adelaide, AUS

McDonald's is committed to the well-being of our customers. We work together with our employees, franchisees and our suppliers to serve a balanced array of quality food products, and to provide the information needed to make individual choices.

There is increasing concern about obesity rates and related risks to well-being among consumers, governments, NGOs, and health and nutrition experts. We take these issues seriously, and we are working to do what we can as a company to positively influence the situation. We know we cannot address the problems alone, but we are committed to being part of the solution.

As always, we encourage a "freedom within the framework" mindset and support the development of best practices in our individual markets and areas of the world. We know a "one size fits all" does not fit well within the McDonald's System. So we support innovations that meet the needs of specific countries or regions.

ENGAGING WITH THE EXPERTS – THE MCDONALD'S GLOBAL ADVISORY COUNCIL

Our Global Advisory Council (GAC) is an international team of independent experts assembled by McDonald's to provide us with professional guidance in the areas of nutrition and children's well-being. The Council plays a vital role in helping us to continuously evolve our thinking and approach in these areas. Members provide us with valuable insights, direction and recommendations about how to continue delivering a more beneficial experience to children and families.

Since 2004, the GAC has provided McDonald's guidance on key areas such as:

- *Global nutrition labeling*
- *McDonald's "what i eat, what i do" children's well-being platform*
- *Potential risks and issues in the marketplace*
- *Future trends*





MCDONALD'S FRANCE – BEING CHILDREN'S FAVORITE RESTAURANTS GIVES US RESPONSIBILITIES

The McDonald's France strategy for achieving holistic well-being for kids is a great example of putting a comprehensive approach into practice. In 2007, McDonald's France launched a comprehensive set of commitments that epitomize a holistic approach to children's well-being. Building on best practices in France and other parts of the McDonald's System, these commitments establish a specific framework designed to guide the company as it strives to be responsible to children, their families and the world at large.

Quality and safety – This is the first priority across all McDonald's markets and in every McDonald's restaurant. McDonald's France is committed to upholding these standards and pursuing additional policies and procedures to ensure the safety and quality of McDonald's products for all consumers.

Happy Meal choice – Adjusting to the taste preferences and dietary needs of consumers is an ongoing priority for the entire McDonald's System. Choice in Happy Meals is especially important. McDonald's France Happy Meals offer a choice of meat, fish, vegetables, mineral water, dairy products and fruits. In addition, options for balanced meals are regularly recommended to consumers at the restaurant counter.

Responsible marketing – McDonald's France airs advertising only during television programs that are watched by both parents and children. Advertisements are not broadcast during programs designed solely for consumption by children. In addition, Ronald Gym'Clubs and various physical activity programs encourage children to engage in sports.

Environmental responsibility – Preserving the environment is a priority for the entire McDonald's System. McDonald's France continues to make enhancements in all aspects of its operations to minimize environmental impacts. For example, in many French restaurants, used cooking oil is transformed into biodiesel and used in McDonald's delivery fleet, and environmental education programs to help children understand how they can minimize their impacts are currently under development.


Well
Seasoned.

"A lot of people are a little bit surprised when they hear that McDonald's has a chef, and they say, 'Well, McDonald's is just hamburgers...' I don't think people really truly understand all of the different evolutions that the McDonald's menu has gone through over the years."
-Chef Dan Coudreaut, McDonald's USA

LOTS OF FLEXIBILITY AND REGIONAL VARIETY TO MEET CUSTOMER PREFERENCES

Many equate the Golden Arches with classics such as the Big Mac and our world-famous French fries. These consumer favorites are part of our core menu, but we have continued to expand our selection of food and beverage choices to meet the diverse needs and preferences of customers in every country where we operate.

For example, McDonald's India has a menu with vegetarian selections to suit local tastes. Chicken and fish choices are offered, but no beef or pork items. Israel has both kosher and non-kosher restaurants. We've also introduced a line of Premium Salads in the majority of our nine largest markets and several Premium Chicken offerings, including smaller portion-sized offerings like the Petit Plaisir sandwiches in France and chicken wrap choices in Germany, the UK and the U.S.





FOOD OPTIONS FOR CHILDREN

Our Happy Meals provide portion sizes suitable for young children. They also deliver essential nutrients that growing children need—protein, calcium, vitamins A and C, and others. In our Happy Meals, we deliver choices in the form of entrée, side-dish and beverage options that help balance children's preferences with their nutritional needs. In all of our nine largest markets, we have added fruit and/or vegetable options such as fruit bags, cherry tomatoes, whole grain corn cups and Apple Dippers. Yogurt desserts with fruit are also available in most of these markets, as are sugar-free soft drinks. 100% fruit juice is on a number of menus worldwide.

In many markets, customers can mix and match main course, side beverage and dessert choices to create custom-tailored Happy Meals. For example:

- *McDonald's France offers a choice of entrées, three side dishes, fruit bags, nine beverages and three desserts. Sides include cherry tomatoes and two types of potato offerings. Beverages include bottled water, two juice options and a soft drink with no added sugar. For dessert, customers may choose a drinkable applesauce or a yogurt drink.*
- *Happy Meal choices in the UK include carrot sticks, bottled water, juice, a soft-drink with no sugar added and semi-skimmed, organic milk, along with a fruit bag side/dessert.*
- *In Hong Kong, Happy Meal choices include whole grain corn or mango-fruit yogurt as sides, and for beverages, juice, low-fat milk or soy milk.*
- *In the U.S., Happy Meals can be ordered with Apple Dippers and 100% apple juice or 1% low-fat milk.*
- *McDonald's Australia offers a range of pasta choices developed especially for children.*



GIVING CONSUMERS WHAT THEY WANT ... REDUCING AND ELIMINATING TRANS FATS

In response to customer requests, and as part of our ongoing dedication to offering quality products and balanced choices, McDonald's restaurants in a number of markets have eliminated - or substantially reduced—the trans fatty acids (TFAs) in their food offerings.

McDonald's USA

All McDonald's USA restaurants now serve fried menu items with 0 grams of trans fat per labeled serving. This includes French fries, hash browns, all chicken choices and the Filet-O-Fish sandwich.

After spending several years working with our suppliers to develop and test many different cooking oil options, McDonald's USA selected a canola oil blend that delivers the great taste McDonald's customers expect at our restaurants.

McDonald's USA also successfully reformulated the baked goods on its national core menu to deliver 0 grams of trans fat per labeled serving. This includes McGriddles, biscuits and McDonaldland cookies. Apple pies and baked cookies were on track to be reformulated by the end of 2008.

McDonald's Australia

In 2004, McDonald's Australia introduced a canola oil blend containing less than 20% saturated and trans fat. Two years later, a second-generation alternative cooking oil was introduced. The current oil is a blend of canola and high-oleic sunflower oil. It is virtually TFA-free, contains less than 12% saturated fat, and is high in monounsaturated fat. The canola oil used in the blend comes from seeds grown by carefully selected local farmers who meet stringent quality standards.

French fries, Filet-O-Fish, Chicken McNuggets, McChicken, Hot Apple Pie, hash browns and Crumbed Chicken Breast Filets are all cooked in the premium oil blend.

McDonald's Europe

McDonald's Europe has nearly completed its plan to substantially reduce TFAs in its cooking oils in more than 6,300 McDonald's restaurants across the continent. The new oil blends are the result of years of intensive research and planning in conjunction with suppliers to improve the nutritional value of the cooking oil used and to guarantee sufficient availability of the products to meet needs across Europe.

McDonald's Europe replaced the previously used rapeseed and sunflower oils with blends containing high-oleic (low-linolenic) rapeseed oil and/or high-oleic sunflower oil. Doing this achieved a significant reduction in the TFA content (down to a maximum of 2%) while limiting the saturated fat content to a maximum of 12%. The change of cooking oils substantially reduces TFAs in French fries, fried chicken and fish products, fried pies and other promotional fried products.

WHEN IT COMES TO NUTRITION, THE MORE YOU KNOW, THE BETTER

Experts agree that being able to read and understand nutrition labels is essential to making informed dietary choices. We couldn't agree more. McDonald's was one of the first restaurant companies in the world to provide customers with nutrition information about the products we offer back in 1973.

Since then, the ways we make our nutrition information available have evolved with emerging technology. For some years, we offered it on in-store trayliners, posters and/or brochures. Then we began offering it on the Web, and in 2006, on our packaging. Our expansion of alternative sources of nutrition information helps consumers make informed choices based on facts, not perceptions.



THE NUTRITION INFORMATION INITIATIVE AND BEYOND

As projected, we completed rollout of the Nutrition Information Initiative (NII) to 20,000 restaurants worldwide by the end of 2006. This industry-leading initiative provides easy-to-understand and globally relevant bar chart icons to illustrate the number of calories, fat, sodium/salt, carbohydrates and protein in most of our core products.

The development of this iconic approach to communicating nutrition information involved extensive research and consultation with our Global Advisory Council, the McDonald's Europe Nutritionist Steering Group, other independent experts and government officials. We also solicited customer perspectives on the most user-friendly ways to communicate nutrition information.

The resulting format enables customers to grasp, at a glance, how our food can fit into a balanced diet. For example:

- The format focuses on the five elements experts agree are most relevant to consumer understanding of nutrition: calories, protein, fat, carbohydrates and sodium/salt.
- For each element, the percentage of the daily recommended intake the product provides is indicated.
- The format is icon-based and designed to be understood independent of language. And although it provides a global model, it is flexible enough to be adapted to local needs, customs, menus and regulations.

INFORMING CONSUMERS IN THE FUTURE

We are reviewing the effectiveness of the NII and exploring other ways to make nutrition information practical for today's consumer. Many McDonald's local business units are already using the latest advancements in technology to make nutrition information even more available. In several of our markets, customers can create their own McDonald's meal and get its nutrition facts – all with a few key strokes on a computer. McDonald's Japan uses a code on packaging that allows customers to access nutrition information via web-enabled cell phones.

While we continuously work internally and with outside experts to develop better ways to communicate nutrition information, we are also committed to complying with local laws and regulations that lead to alternative methods of informing consumers. The recent legislation involving menu board labeling in some U.S. communities is an example.

We are not sure that menu board labeling is the most effective way to enable our customers to make individual choices, but we are in compliance with laws and regulations that have been implemented. We will continue to monitor the effectiveness of this approach, and we remain confident that as customers learn more about the nutrition profiles of our food and the choice and balance we offer, it will reflect positively on our commitment to serving responsible food.

FOOD COMMUNICATIONS – HOW AND WHAT WE ARE TELLING OUR CUSTOMERS

First and foremost, we are committed to communicating responsibly. Second, we want to use our brand to make a difference. For many years, our global marketing guidelines have helped to ensure that our advertising and marketing are clear, appropriate and truthful and address age-appropriate communications to children.

This year, we strengthened our position through enhancements to our Global Children's Marketing Guidelines, which further unified our system around a common set of principles for marketing to children. Ultimately, they will further improve our strategic framework and guidance to the McDonald's System to keep improving our performance in regard to responsible marketing practices to children.


new pineapple
& grape
fruit bag


WELCOME TO NEW HIVE CITY

MCDONALD'S CHILDREN'S MARKETING GLOBAL GUIDELINES

- *Communicate to children that fit within a child's nutritional needs.*
- *Use our licensed characters and properties to encourage activity and balanced food choices for children to make food, such as fruit and vegetables, fun to eat.*
- *Promote positive messages to children that support their well-being, body, mind and spirit.*
- *Provide nutrition information for our food to help parents and families make informed food choices.*
- *Engage the support of subject-matter experts and informed third parties to help guide our efforts for children and families worldwide.*

BRINGING THE MARKETING GUIDELINES TO LIFE

Implementation of the marketing guidelines is facilitated by our worldwide marketing officers. The guidelines are used by marketing agencies with whom we work to communicate about McDonald's products at country and regional levels. Bringing the guidelines to life has taken many innovative forms.

For example:

- *Featuring licensed characters on packaging for fruit bags, carrot sticks, and milk in the UK*
- *Sponsoring activities involving Ronald McDonald appearances and educational programs for children on a variety of wellness topics in Brazil*
- *Launching a series of advertisements with Chinese Olympic athletes to promote food quality and safety in China*
- *Consistently featuring active children playing outside in commercials in Japan*
- *Implementing a long-term advertising program focusing on fruits and vegetables in France*

DEMONSTRATING LEADERSHIP – MARKET-LEVEL ADVERTISING INITIATIVES

In some markets, we have collaborated with others in the food service industry and NGOs to further improve our marketing practices to children.

McDonald's USA

In November 2006, McDonald's USA signed on, as one of 10 charter members, to the Council for Better Business Bureau's Children's Food and Beverage Advertising Initiative. As part of the initiative, McDonald's USA announced specific pledges to use advertising and marketing resources to promote children's well-being. National commercials geared toward children under 12 feature only meals that meet specific nutrition criteria consistent with healthy dietary choices (no more than 600 calories, no more than 35% of calories from fat and 10% of calories from saturated fat and no more than 35% total sugar by weight). McDonald's USA also advertises healthy lifestyle messages and limits use of third-party licensed characters to scenarios that promote healthy lifestyle choices.

McDonald's Canada

McDonald's Canada signed on, as a charter member, to a similar Canadian initiative in which participants agree to devote at least 50% of their advertisements directed to children under 12 to the promotion of healthy dietary choices and/or active living messages.

McDonald's Europe

McDonald's Europe, which encompasses 39 countries with different legislative and marketing environments, is in the process of developing a number of ideas which add to the initiatives already undertaken on a market by market level. Europe has a comprehensive balanced lifestyles framework based on 3 pillars: expanded menu choice (including Happy Meal menu items such as carrot sticks, fruit bags, juices and milk products), consumer-friendly nutrition information and investing in partnerships and incentives to promote physical activity, particularly among children.


TOGETHER WE CAN HELP PROTECT
happy meal

USING OUR BRAND TO MAKE A DIFFERENCE

We've long been known for encouraging kids and adults alike to get active through sponsorships like the Olympics and the FIFA World Cup. Additional country-level, local and franchisee-led programs have provided an outlet, and an incentive, for physical activity for decades.

We all know that fun, exciting activities are what inspire children. So they're a great way to deliver positive messages. Partnering with entertainment organizations like DreamWorks Studios and NGOs like Conservation International (CI) has allowed us to provide a meaningful, relevant experience for children – and deliver fun with a purpose.





Dreamworks (*Shrek the Third*)

McDonald's 2007 worldwide promotion of DreamWorks' *Shrek* the Third was the single biggest promotion of fruit, vegetables and milk in our brand's history. In the U.S., McDonald's celebrated *Shrek* the Third with "Go for Green" messaging, showcasing a variety of food choices, including Premium Salads, Premium Chicken Sandwiches, and a Happy Meal with Chicken McNuggets, Apple Dippers and low-fat white or chocolate milk served in our child-friendly containers. We also launched a fun new website that encouraged greater participation in physical activity.

Dreamworks (*The Bee Movie*)

With our 2007 promotion of DreamWorks' *Kung Fu Panda* we continued using licensed characters to promote our fruits, vegetable and milk offerings. We also joined with our long-time partner CI to include eco-friendly messages in our television, print, radio and online promotion components. In addition, we used our new website to help children take steps to promote environmental preservation and pledged funds to support CI's efforts to protect critical bee habitats in South Africa and Mexico.

Dreamworks (*Kung Fu Panda*)

In June of 2008, as part of the DreamWorks *Kung Fu Panda* movie release, we partnered with CI to protect wild pandas, one of the earth's most threatened species. As part of this effort, we featured information on Happy Meal packaging and online to educate children and families on the plight of the panda. We also contributed to CI's global panda conservation program, which supports "Panda Guardians" – nature reserve staff, researchers and "panda cams," which facilitate scientific exploration without disturbing pandas in their native habitat.

Endangered Species Happy Meal

In August 2008, McDonald's Europe partnered with CI to launch an Endangered Animals Happy Meal devoted to building awareness of endangered animals, the destruction of their habitats and simple steps to take to lessen individual environmental impacts. Each Happy Meal included information about the threat to eight animals, how they are becoming endangered and how we can all work together to protect them.

LOOKING FORWARD

CHALLENGES AND OPPORTUNITIES

Since we launched our increased efforts on nutrition and well-being in 2003, our ongoing challenge has been finding additional ways to make positive impacts on the lives of children and their families. While we have made substantial progress in the area of increasing menu choices, identifying additional balanced food options that are appealing to our consumer base is an area we will continue to focus on. In general, increased menu choices have helped our business grow, and we think that, as more customers become aware of the choices we offer, our efforts will contribute to sustainable financial performance for McDonald's.

GOALS (2008-2010)

1. Accelerate and expand food and beverage choices for kids.
2. Continue to enhance children's well-being through programs and initiatives that provide "fun with a purpose."
3. Continue to provide useful nutrition information in ways most relevant to today's consumers.

PRODUCTS:

Balanced Active Lifestyles

Offering Menu Choice
Providing Nutrition Information
Promoting Physical Activity
Marketing and Communicating Responsibly



OPEN DOORS CERES STAKEHOLDER QUESTIONS AND PERSPECTIVE:

What role do you play in the obesity crisis and how are you addressing this responsibility?

Concerns about obesity trends are growing — and justifiably so. In most developed countries, obesity rates have risen dramatically in the last decade, and there is no end in sight. Debate centers on the causes and solutions. Is the problem due mostly to increasingly sedentary lifestyles, the abundance of cheap food or a combination? Can it be solved by government regulation or will it require a multi-faceted collaboration by government, NGOs, health professionals and private sector companies? And considering all this, what is the consumer's responsibility?

McDonald's has been a prime target in the obesity debate. So we asked them to take a deep dive into their approach to the issue, particularly their nutrition information initiative. Why are they focusing on providing information about the nutritional values of their food products and how does this fit into their overall approach? How do they view their responsibility and what, in their view, are its limits?

"McDonald's has long played a leadership role in providing nutrition information. Now, with the Nutrition Information Initiative, McDonald's is taking a creative and scientifically sound approach to communicating nutrition information, making it more clear and even more accessible for consumers."

DR. LOUIS SULLIVAN, PRESIDENT EMERITUS, MOREHOUSE SCHOOL OF MEDICINE, FORMER U.S. SECRETARY OF HEALTH AND HUMAN SERVICES, CLINICAL PROFESSOR OF MEDICINE, UNIVERSITY OF CALIFORNIA AT SAN FRANCISCO, MEMBER OF McDONALD'S GLOBAL ADVISORY COUNCIL ON BALANCED LIFESTYLES





A GLOBAL COMMITMENT ... A LOCAL APPROACH

The societal trends cited in the Ceres Stakeholder Questions and Perspective underline a fundamental opportunity for McDonald's. We began in the 1950s as a burger destination, at a time when customer expectations and needs about nutrition and balanced lifestyles were different than they are today. Consumer expectations are changing. We are evolving along with our customers by providing a wider array of options that will enable us to best serve their needs for the next 50 years as well as we have for the past 50.

Research, innovation and collaboration across many sectors are required to address these societal trends. Our aim is twofold: **to continue our efforts to be part of the solution and to build on our leadership role in the industry.**

To this end, we are very focused on our **Balanced, Active Lifestyles (BAL) efforts, which provide our customers with the tools to make informed lifestyle choices for themselves and their families.**

We at McDonald's love to talk about numbers, and our "billions served" signs have become almost as iconic as the Golden Arches themselves. Here are some numbers you don't see every day.

IN 2005 ALONE, OUR WORLDWIDE RESTAURANTS SERVED:

- 433 million pounds of vegetables, including 304 million pounds of mixed greens, 102 million pounds of tomatoes and 9 million pounds of carrots.
- 181 million pounds of fruit, including 34 million pounds of apples in the U.S. alone.
- 34 million pounds of apples served in the U.S. makes McDonald's the restaurant industry's leading purchaser of apples in the country.
- 16 million gallons of fruit juice.



LEADERSHIP STARTS WITH LISTENING

Our balanced, active lifestyles efforts are based on what our customers want and informed by the latest scientific findings in the fields of health and nutrition. To achieve our goal to continuously improve:

- **We're listening to our customers.** Their needs, interests and opinions about health and nutrition are important to us. We recently formed a Global Moms Panel to give us feedback on how best to serve the needs of moms and families around the world.
- **We're listening to independent experts on health and nutrition.** At the corporate level, a Global Advisory Council of top academic researchers and fitness experts from around the world advises us on a diverse range of BAL issues, including many of the major initiatives reported here.
- **We're listening to regional specialists to help guide our local initiatives.** For example, in Europe, a team of independent food specialists — the Nutritionist Steering Group — advises a cross-functional task force of senior-level corporate decision-makers about BAL programs. In Australia, McDonald's benefits from advice and recommendations from The Food Group of Australia — a team of accredited practicing dietitians.
- **We're listening to other individuals and organizations with expertise in BAL issues.** We actively seek out the opinions and insights of organizations like the World Health Organization, the International Olympic Committee, other non-governmental organizations (NGOs), health professionals, scientific researchers, educators and nutrition and fitness experts.

DR. HARVEY ANDERSON
McDONALD'S GLOBAL ADVISORY COUNCIL

Raised on a farm in Alberta, Canada, Dr. Harvey Anderson grew up understanding the importance of properly feeding the animals on which his family depended. This ultimately led him to a career in human nutrition science. Dr. Anderson is currently Professor of Nutritional Sciences, Physiology and Medical Sciences at the University of Toronto. He first worked with McDonald's in the late 80s and early 90s. He has been a member of the McDonald's Global Advisory Council for Balanced, Active Lifestyles since its founding in 2003.

"As nutritionists, we talk about 'energy balance,' a concept that most people still don't understand. For the average person, it's simply maintaining body weight by having input equal output. We also talk about the importance of lifestyle, and we translate that into acts of increased activity, like getting on a treadmill. McDonald's says, 'Yes, that's a part of it, but action is also about doing things. Don't just sit there — do something.'"

"There's a lot of skepticism out there, but McDonald's really does care about the health of children and the consumer — that's one aspect. The other aspect is the quality of the food. Serving more than 45 or 50 million meals a day with such an outstanding food safety record is extraordinary.

"When I sign up with any company as a scientific advisor, I tell them up front that if in two years I don't see we're having any impact, I'm done. I wouldn't be with McDonald's if I didn't fully believe they care."



WE AIM TO BE A LEADER IN SUPPORTING WELL-BEING FOR CHILDREN AND FAMILIES ... EVERYWHERE WE DO BUSINESS

Based on everything we learn from our customers, independent experts, regional specialists and third-party organizations, we continue to develop and refine our three-pronged BAL program consisting of Menu Choice, Information and Physical Activity.



Offer a diverse range of relevant, high quality food and beverage choices, in varied portion sizes, and served in a clean and courteous environment.



Offer user-friendly nutrition and other information to help people achieve their well-being goals.



Promote simple, fun ways for children and families to incorporate activity into their everyday lives.







Above. Menu Choice advertisements from France (*top*) and Italy.

SERVING THE CHANGING NEEDS OF OUR CUSTOMERS

Many think of the Golden Arches as a place for classics such as a Big Mac or our world-famous French fries, which have remained favorites with customers around the world thanks to their high-quality basic ingredients like meat, fish, bread, vegetables and dairy and the fact that they just plain taste good. Today, however, we offer a far broader selection of food and beverages to meet the diverse needs and preferences of our customers around the world. And based on our strong sales performance, it would appear that our customers are responding.

We've successfully introduced new meal-sized salad selections in Australia, Brazil, Canada, Japan, several European countries and the U.S. We've begun to offer fresh fruit bags in Europe, whole apples in Australia and Brazil and Apple Dippers (bags of sliced apples with optional caramel sauce) in Canada and the U.S. In addition, yogurt desserts with fruit are available in the majority of our nine major markets.

At the regional and local levels, the concept of choice gets even more customer-focused. In Brazil, for example, coconut water is on the menu. Our restaurants serve rice burgers in Taiwan and porridge in the U.K.

McDONALD'S CHEESEBURGER WINS THE QUALITY TEST



In 2005, Stiftung Warentest, an independent consumer-rights foundation, tested 19 burgers of various kinds from quick-service restaurant chains and food companies in Germany.

The foundation analyzed the burgers from various perspectives, including:

- Look, taste, smell and structure of all elements
- Appropriateness for three separate age groups: childern, young people and adults
- Nutritional value per portion
- Combination with other products such as french fries and salads
- Microbiological content
- Packaging
- Extent of legal and nutritional information as provided to customers

It rated the McDonald's cheeseburger #1. "Tastes like a burger should," Stiftung Warentest said. "Beefy and grilled ... Also appropriate for children ... With salad and apple juice spritzer, it is a well-balanced principle meal."

EXPANDING MENU CHOICES

Developing an appropriate key performance indicator (KPI) for menu choice is new territory. We decided to start with a focus on the foods that experts around the world generally agree people should eat more often – fruits and vegetables. Specifically, the reference used for the development of this KPI was a report prepared by an international panel of experts as part of the development of the World Health Organization (WHO)/Food and Agriculture Organization (FAO) Global Strategy on Diet, Physical Activity and Health.

KEY PERFORMANCE INDICATORS	2005
Average # of items, per market menu, that contain at least 1 serving of fruit or vegetables	6.4
Average # of items, per market menu, that contain at least 1/2 a serving of fruit or vegetables	9.8

The WHO/FAO experts' report calls for a minimum of 400 grams of fruits and vegetables per day. As five is the number of daily servings recommended by various nutrition authorities, including the Department of Health in the U.K. and the Produce for Better Health coalition in the U.S., we determined a serving size by dividing the daily recommended amount (400g) by the daily recommended number of servings (5) to obtain 80 grams as a serving size.

To calculate the KPIs, we then conducted a comprehensive review of the menus in our nine major markets, as of June 2006, including core and promotional items. In this review, items that contained half and full serving sizes of fruit or vegetables were identified. This total number, for half and full serving sizes, was then divided by nine to obtain an average for each of the nine major market's menus. Because we offer both full meal and side dish offerings, as well as vegetables on sandwiches, we have included both full and half serving sizes for our KPIs.

Left. The Rice Burger, made of Kalubi beef or spicy chicken, served on a toasted rice patty, was such a hit in Taiwan that it will be expanded to other Asian markets this year.

Below. An advertisement communicates Happy Meal menu choice in Canada.


Happy Meal
1 pick
2 choose
3 drink

PROMOTING CHILDREN'S CHOICES

Our Happy Meals were originally designed to provide portion sizes suitable for young children, and that's still the case today. They also deliver essential nutrients growing children need — protein, calcium, iron and B vitamins, among others.

Today, under our balanced, active lifestyles strategy, we are striving to increase Happy Meal options. In a growing number of our major markets, customers may mix and match their main course, side, beverage and dessert choices to create Happy Meals tailored especially for their children's individual needs and preferences.

For example, McDonald's France offers a choice of five sandwiches, three side dishes, ten beverages and two desserts. Sides include carrot sticks, as well as two types of French fried potatoes. Beverages include bottled water (both flavored and unflavored), two juice options and a soft drink with no added sugar. And, for dessert, customers may choose a drinkable applesauce or a yogurt drink.

Happy Meal choices in the U.K. also include items such as carrot sticks, bottled water, juice and soft drinks (two types) with no sugar added, along with a fruit bag side or dessert and semi-skimmed organic milk. McDonald's Brazil offers a choice of four main courses: Hamburger, Cheeseburger, McNuggets (4) and Grilled Cheese Sandwich, carrots sticks or French fries, four beverages, including a fruit drink or coconut water, and as an addition, a whole apple or fresh fruit salad.

CHEF BRIAN FERGUSON
McDONALD'S AUSTRALIA



Brian Ferguson came to Australia from Ireland as an ambitious 18-year-old cook and soon became a banquet chef for one of Melbourne's most prestigious hotels. He joined McDonald's Australia, as Director of Product Development, in 2002, bringing with him extensive experience in the hospitality and airline industries.

"I came to McDonald's not knowing much about the quick-service industry. And I was gobsmacked by what I saw. I've been in the industry for 35 years and worked at many five-star establishments, but I have honestly never seen people work as cleanly, safely and efficiently as in a McDonald's restaurant.

"If the public believes in what we're doing, it allows us to then lift the bar a little higher. When we launched Salads Plus in Australia, and it was very well accepted, it spurred us on to experiment with other things. Before then, I don't think a lot of people believed that McDonald's could produce a fresh, crisp and tasty salad. With continued customer support, we had the foundation to try and achieve greater things."

WHERE WE ARE: NUTRITION INFORMATION



Calories
Protein
Fat
Carbs
Sodium

Right. McDonald's Japan uses a code on packaging that allows customers to access nutrition information via web-enabled cell phones. (*Inset*) An explanation of the icons McDonald's is using to present nutrition information.

"People often ask me why I collaborate with McDonald's. If I can continue to help influence McDonald's to introduce more fruits and vegetables, as has happened over the last few years, it can be a powerful platform to make a difference by providing these options for more than 50 million customers a day."

DEAN ORNISH, M.D.
FOUNDER AND PRESIDENT, PREVENTIVE MEDICINE RESEARCH INSTITUTE, CLINICAL PROFESSOR OF MEDICINE, UNIVERSITY OF CALIFORNIA, SAN FRANCISCO



Dr. Ornish consults and advises McDonald's on food and nutrition.

ENHANCING CUSTOMER KNOWLEDGE

In a move we hope will revolutionize the industry, we began a major roll out of printing nutrition information directly on much of our packaging in early 2006 — the first major restaurant company to do so. We believe that our customers should have the same easy access to key nutrition information at McDonald's as they do when they shop in the grocery store. This will make it easier for our customers to make food choices that are right for them and their families.

OUR NUTRITION INFORMATION INITIATIVE

When it came to implementation, we wanted to make sure we did it right, so we spent a lot of time doing research and **consulting with our Global Advisory Council on Balanced, Active Lifestyles, the McDonald's Europe Nutritionist Steering Group, and other independent experts and government officials** on what to say and how to say it. Then we spoke with our customers to find out the format they preferred to convey nutrition information quickly and simply.

The result puts essential nutrition information right into our customers' hands, in a format that enables them to grasp, at a glance, how the food can fit into a balanced diet.

- **The format focuses on the five elements experts agree are most relevant to consumer understanding of nutrition — calories, protein, fat, carbohydrates and sodium.**
- For each of these elements, the **percentage of the daily recommended intake** the product provides is indicated.
- The format is icon-based and can be understood independent of language. And although it provides a global model, the format is flexible enough to adapt to local needs, customs and menus.

In some markets, we will also be including nutrition information in the local government's format, as well as our own. For example, **McDonald's Europe will be one of the first restaurant companies to use the new pan-European nutrition reference values — the Guideline Daily Amounts (GDAs).** In the U.S. and Canada, the packaging will include the official nutrition facts panel that is required for packaged foods, along with our unique icons and bar chart.

The new packaging debuted in February 2006, in our restaurants at the Olympic Winter Games in Torino. By the end of 2006, we expect to have it in more than 20,000 of our restaurants worldwide.

A COMMITMENT TO NUTRITION EDUCATION

Concurrent with the packaging rollout, **additional information will be added to our regional and local websites** and in-restaurant materials to educate customers about the nutrition information format and how they can apply it in their daily lives.

In 2004, **some McDonald's regions around the world began printing nutrition information about popular menu items on their trayliners.** For example, in 2005, five million Happy Meal Choice Charts were distributed by McDonald's U.K. This provided parents with easy-to-understand information on the major nutrition values of each Happy Meal combination, listing child Guideline Daily Amounts (GDAs) and even recommending the top Happy Meal combination as judged by the independent Mum's Panel.

In addition to these efforts, **all our major markets provide nutrition information on their websites** with a variety of additional information intended to help consumers make informed choices when dining at McDonald's.

BETTER INFORMING OUR CUSTOMERS

Customers obtain information in many different ways. Our aim has been to meet their needs though a variety of vehicles that make accessing the information more convenient. To measure our performance in providing nutrition information to customers, we are tracking whether this information is available in and outside of our restaurants.

KEY PERFORMANCE INDICATORS	2004	2005
Percent of major markets providing nutrition information:		
In-restaurant (trayliners and brochures)	100%	100%
Out-of-restaurant (websites)	100%	100%





Far left. The Go Active! website, www.goactive.com, encourages customers to lead balanced, active lifestyles though such features as a family fitness toolkit, tip of the week and interactive personal trainer.

Left. McDonald's is an Official Sponsor of the FIFA World Cup Games. We leverage Ronald McDonald to communicate our commitment to balanced, active lifestyles though ads such as this, which shows Ronald's shoes with soccer cleats.

THINKING GLOBALLY

As a company with a global presence and a youthful appeal, we feel strongly that we should encourage an active and balanced lifestyle, especially for young people. So we partnered with the International Olympic Committee, a group of outstanding athletes and other fitness experts to create the Go Active! Program, which provides opportunities for more targeted initiatives at the local level.

In addition, over the last two years, we have:

- **Expanded Ronald McDonald's role as an advocate and role model for balanced, active lifestyles.** Ronald began appearing in a new show, "Go Active! with Ronald," available for community events and other appropriate programs in seven countries.
- **Revamped our global website, goactive.com, to focus on moms and families.** The website includes personal fitness assessment tools, a resource library, an interactive "virtual trainer" to help create personalized fitness programs and other tips to help parents make sure that their families eat a balanced diet and get regular exercise.
- **Leveraged our corporate sponsorships to promote activity.** We are doing this in a number of ways. First, we have a role as a TOP (The Olympic Partner) sponsor and the official restaurant of the Olympic Games and the Athlete Village. We have committed to continuing our Olympic sponsorship through 2012, including our role as the exclusive worldwide sponsor of the annual Olympic Day Run. We also sponsor the FIFA (Fédération Internationale de Football Association) World Cup™ and the UEFA (Union of European Football Associations) championship games.

ACTING LOCALLY

Around the world, our local business units and owner/operators support a variety of local youth and family sports and other physical activity programs. Examples include:

- **McDonald's Canada's Go Active! Fitness Challenge.** Launched nationally in 2005, the challenge comprises six exercises which elementary school students complete and then use to measure their individual improvement over the course of the school year. More than 29,000 students from 329 schools across Canada participated in the challenge in 2005/06. Participating schools earned CAD $200 per participating class — up to CAD $500 per school — in physical education credits toward new gym equipment.
- **McDonald's Korea is collaborating with professional soccer teams to offer a soccer skills development program for school-age boys and girls.** This program addresses perceived local deterrents to physical activity, including strong social pressures for academic achievement and a lack of sufficient playgrounds and other recreational facilities. It is a fresh concept in the country because it offers all Korean children equal opportunities to participate. Co-educational and offered free of charge, unlike most junior soccer programs, it is expected to benefit more than 3,500 children this year.
- **McDonald's France "Ronald Gym Clubs."** These new PlayPlace concepts feature engaging activity zones for climbing, obstacle races, stationary bike riding, dance and basketball. Eight clubs have been opened, and an additional nine are scheduled to open in 2006.
- **McDonald's USA Passport to Play.** This unique physical education curriculum, offered free of charge to elementary school physical education teachers, helps children learn about and actually play games from 15 countries around the world. In 2005, 31,000 elementary schools across the country received the curriculum kit, and we estimate that seven million children enjoyed 16 million hours of educational play.





Above. McDonald's Japan has created a Food Education Time website, accessible by elementary and junior high school students, to increase awareness of the importance of a balanced, active lifestyle.

MARKETING AND COMMUNICATIONS PRACTICES

As an influential global advertiser, we feel our responsibility is to communicate openly and honestly about our products, as well as to promote the basic tenets of the BAL program, and thereby take advantage of the opportunity to contribute to individual lifestyle choices.

In the past several years, we have used our marketing expertise and resources to help inform consumers about the keys to balanced, active lifestyles in simple, fun ways that can motivate positive change.

In March 2005, we launched a global public education initiative to help consumers better understand the essential concept of energy balance. The creative core of the program brings the concept to life in a brief, personally engaging message — "it's what i eat and what i do."

"it's what i eat and what i do" is part of a larger effort to provide education and promote balanced, active lifestyles to children and families. Related public service initiatives include:

- In 2004 and 2005, McDonald's U.K. created a series of informational advertisements featuring animated characters called the YumChums (pictured top center). These colorful characters explain, through song and dance, how to keep fit and happy by eating a balanced diet, drinking enough fluids and exercising.
- In mid-2005, we debuted a new television commercial, Come Out and Play, which features Ronald McDonald getting children up off the couch and involved in a variety of outdoor sports activities. The commercial has so far aired in 19 local markets around the world.
- McDonald's Japan's Food Education Time website (pictured left) provides nutrition, energy and health management information along with information on food safety. Content from the site is used in elementary and junior high schools around the country to increase awareness of the importance of a balanced diet and healthy lifestyle among young children and teens. To develop the site, McDonald's Japan partnered with the Association of Cooperation and Education (ACE) and NHK International, a company that produces educational television programs and teaching materials for the NHK Education channel. Development of additional nutrition, health management and food safety curriculum materials and classroom activities is underway.

Right. In 2004 and 2005, McDonald's U.K. created the non-branded characters, YumChums, who help inform children about the need to eat a balanced diet and pursue an active lifestyle.



SENDING RESPONSIBLE MESSAGES

Our marketing and advertising standards require our communications to:

- Advocate a balanced, active lifestyle for children and, where appropriate, reflect this in our marketing and advertising.
- Offer appropriate food portion sizes, consistent with our Happy Meal standards, and avoid portraying the consumption of our food products in inappropriate situations.
- Not seek to undermine the authority, judgment or responsibility of parents or guardians.
- Not imply a psychological, social or physical superiority by using McDonald's products.
- Use celebrities and partnerships in ways that are age-appropriate.

The standards also define the appropriate role for Ronald McDonald, stating that his primary role is to inform and entertain and that he is our ambassador for balanced, active lifestyles.

McDonald's employees are responsible for awareness of these general marketing and advertising principles. Those whose work involves brand-related communications and/or use of McDonald's trademarks must comply with the specific policies and standards that expand on the principles. This same expectation applies to our suppliers and our public relations and advertising agencies. To help ensure an understanding of our advertising and marketing guidelines and their practical applications, we have initiated an interactive online training module for marketing staff and advertising agencies.

Marketing departments and agencies around the world regularly review planned advertisements and other marketing materials for compliance with our standards.


onald McDonald
YumChums

OUR PARTICIPATION IN VOLUNTARY SELF-REGULATORY PROGRAMS

We seek to play an active role in fostering responsible self-regulation of advertising and marketing practices.

In Canada, for example, we were a founding member of and remain actively involved in Concerned Children's Advertisers (CCA). Through this organization, leading Canadian companies collaborate to produce and deliver public service advertising and education campaigns on issues important to children's lives. CCA also plays an active role in upholding the Canadian government's system of codes and standards for responsible advertising for children

We are actively involved in the self-regulatory process in the U.S. as a member of the Supporters' Council of the Children's Advertising Review Unit (CARU), the self-regulatory body that is supported by industry to foster the truth and appropriateness of advertising for children. Its Self-Regulatory Guidelines for Children's Advertising embody high standards with which national advertising is expected to comply.

We have developed internal policies that govern our advertising and marketing communications and continue to revise these policies to reflect the current environment. These policies complement numerous country-specific voluntary business and industry standards, many of which are based on the principles articulated in the International Chamber of Commerce code of advertising practice.

OUR CHALLENGES & THE FUTURE

OUR CHALLENGES

EVALUATING NUTRITION CONTENT AROUND THE WORLD

With more than 30,000 restaurants in 118 countries — many of them serving menu items that appeal to local tastes and cultural preferences — we face a major challenge in gathering, organizing and communicating the nutrition values of foods and beverages served to our more than 50 million guests around the world every day. We are, therefore, developing a new global database to maintain detailed information about our offerings.

We have also established new procedures to determine nutrition values and manage changes in ingredients that would affect nutrition profiles. These will help to provide current and accurate nutrition information to our customers around the world on an ongoing basis.

We accept that we need to enhance our credibility. It is clear that there is a significant gap between our own internal commitment to balanced, active lifestyles and the public's perception. This is a challenge we must continue to address. We must work harder, listen even more, engage with more stakeholders and refine our balanced, active lifestyle programs and policies to gain more trust and confidence from the public on these issues.

THE FUTURE

In the next several years, we aim to advance our balanced, active lifestyles efforts by:

- Continuing to develop new menu offerings that provide our customers with a range of choices that correspond to their needs and preferences and can fit into a balanced diet.
- Developing more Happy Meal choices, including new entrée offerings and non-carbonated beverages without added sugar.
- Sticking to our timetable for phasing in our new nutrition information initiative for core packaging items.
- Continuing to assess, listen, learn and evolve our policies and marketing and communications practices so that we can continue our special regard for young people.
- Expanding our engagement with experts to ensure that we are guided by the best scientific information and insight.

2004

What Do Our Customers Care About?

"It's important to me that my kids learn good eating habits now so that they know how to make good choices as they grow up. But teaching them about nutrition can be difficult when they are getting so many different messages. I try to make informed decisions as best I can – and having access to nutrition information helps me plan meals and pay attention to what we are eating.

My family goes to McDonald's because there are options for my kids and for me. We also like the changes that have been happening at the restaurants – the new way the restaurants look and the new fruit and vegetable items on the menu, like salads. Eating out is more exciting when there are choices. Even with the changes though, McDonald's sticks to what works and I like that."

April Ordona (Pictured with son Aidan)
Mother and McDonald's Customer
Sacramento, California





When it comes to our food,

our values are one of our most important ingredients.

As a food service company, we focus hard on cooking the perfect French fry and making sure we serve safe, high-quality beef, fish and poultry. But we also focus on our customers and all of the things they care about. These days, maintaining a balanced lifestyle for themselves and their families is high on the list. That's why we maintain strict standards for high-quality ingredients and continue to enhance existing menu items and develop new choices like meal-size salads, fruit options, sandwiches and Happy Meal options. That's also why we offer information that helps our customers make choices that work for them, and why we support a variety of activities to help people make physical fitness a regular part of their lives.

Many customers also care about preserving our planet's natural resources, supporting safe, inviting and fulfilling work environments and helping people in their communities. And they are considering these values in their purchasing choices more and more. These are values we share. The sources and quality of our food are very important to us, and we are working with our suppliers and other experts to help ensure that natural and social environments are respected and sustained throughout our food supply chain.



PAUL GATELY

Carnegie Professor of Exercise and Obesity, School of Leisure and Sports Studies
Leeds Metropolitan University, West Yorkshire, United Kingdom
Member of McDonald's Global Advisory Council on Balanced Lifestyles

"My background and interests are in delivering treatment programs to overweight and obese children. Today, more and more children around the world suffer from these conditions and their health effects, like diabetes and heart disease. In the UK alone we know that one in three kids is already overweight and one in 10 is obese. Of those children, about 80% will become overweight or obese adults.

But we won't succeed in helping children lead healthy lives if we just consider them as statistics to be studied. Instead, we need to understand their lives and develop realistic approaches. In a world where technological advances and our risk-averse culture have removed opportunities for children to be physically active, we need to find ways to give kids positive experiences of physical activity, exercise and sports. For children, what's critical is engagement and fun – and that's something McDonald's does very well. We need to provide food choices that fit into an improved nutritional matrix while also offering convenience and a good taste. In addition, we need to find ways to support broader community changes that make it safer and easier for kids to be active. This will require partnerships, and McDonald's can be a powerful vehicle for change, particularly through its relationships with its business partners and the government.

I'm part of McDonald's Global Advisory Council on Balanced Lifestyles because I see an opportunity to help develop realistic approaches that meet people's needs for fun and convenience. When I first got involved, I was skeptical. If it had turned out to be just a publicity stunt, I would have walked away. As an academic and a researcher, my job is to be skeptical and to ask questions that ensure I'm working independently. But the things I hear from the people I work with at McDonald's have made me realize that McDonald's is committed to tackling these issues. Menu choice, physical activity and education are the building blocks of change with regards to obesity. And I am excited about the opportunity we have to make a lasting contribution to the health and well-being of our children."

McDonald's Global Advisory Council on Balanced Lifestyles includes experts from around the world in the fields of nutrition, physical activity, health communication and medicine. Council members provide strategic advice and work individually with country and regional McDonald's departments on specific initiatives. ⓘ *More information about the Council and its members is available at http://www.mcdonalds.com/corp/values/socialrespons/resrecog*

Balanced Lifestyles

McDonald's balanced lifestyles initiatives support our goal to provide leadership in our industry on the health and well-being issues that so many of our customers care about. The trends in overweight and obesity, especially among children, require attention, innovation and partnership by many sectors, and we are committed to playing an important role in helping to effect positive change.


salads
plus

MENU CHOICE

Our menu consists of safe, high-quality food choices that can fit into balanced lifestyles. Many of McDonald's local business units are adding new fruit and vegetable choices that appeal to consumers, including main course salads, and developing new Happy Meal choices.

BALANCE

is a simple concept. But the pressures of everyday life make it difficult to achieve.

Today, people are busier than ever, and figuring out how to balance calories-in with calories-out while juggling other daily priorities isn't easy. To help, we're focused on supporting fun, practical approaches in three areas:

- Menu choice
- Physical activity
- Information & education

PHYSICAL ACTIVITY

We are working at many levels to help people identify realistic, fun ways to incorporate fitness into their everyday lives. McDonald's global Go Active! program includes our owner/operators' continued support for grassroots sports, promoting walking as an entry point to fitness, Ronald McDonald serving as a motivational advocate to get children moving and utilizing our sponsorship of the Olympic Games, Olympic Day Run and FIFA World Cup™ as opportunities to promote physical activity. We have also launched a global website, *(www.goactive.com)* developed with the International Olympic Committee and the American College of Sports Medicine, which offers information about leading more active lives.



INFORMATION & EDUCATION

McDonald's continues to develop and share information to help people make smart and informed choices that address their individual lifestyle needs. We're building on our history of providing nutrition information to customers by increasing the ways in which we provide that information - brochures and trayliners in our restaurants and interactive websites. We're also partnering with experts to provide broader information about balanced living through materials in our restaurants and other channels, such as educational programs and events.



Dr. Cathy Kapica
Global Director of Nutrition
McDonald's Corporation

Making Health Fun

"I work with a variety of experts and McDonald's staff in the field to help provide customers with options and information that prove smart health decisions can taste good, be affordable and, above all, be fun.

Both the science and our values say to focus on helping kids. McDonald's is uniquely positioned to do this because of our special relationship with children. Traditional Happy Meals provide core nutrients children need, and we are now looking for new options that make fruits and vegetables fun for kids.

Experts also recognize that user-friendly information enables balanced living. I work with nutritionists in many markets to develop tools customized to local cultures that help customers tailor their McDonald's experience to their unique needs. From sample menus for people with diabetes to fact sheets with ways to trim calories from meals, these tools incorporate simple steps into an approach that is convenient and actionable. Ultimately, McDonald's role as a socially responsible company is to understand the broader needs of our customers and to translate evolving science into realistic, motivating steps that fit those needs."

BALANCED LIFESTYLES

Combining a variety of LOCAL *approaches to pursue one* GLOBAL *goal.*

We take a variety of approaches to supporting balanced lifestyles in our markets, all within the framework of offering a range of menu choices, providing information and education and promoting physical activity. Here's a sample of some of the efforts underway in our top 10 markets.

United States

GO ACTIVE! HAPPY MEALS FOR ADULTS

Our first-ever Go Active! Happy Meal was launched in May 2004. This Happy Meal for adults brings all three elements of balanced living together combining a Premium Salad and bottled water with a Step with It! booklet by noted exercise physiologist Bob Greene and a Stepometer™ with which customers can keep track of how many steps they take in a day. McDonald's meal-size salads provide two servings of vegetables, as defined by USDA's Food Guide Pyramid. Through sales of Premium Salads, McDonald's USA helped customers consume approximately 300 million servings of vegetables in 2003.



United Kingdom

HELPING KIDS GET 5 A DAY

In April 2003, McDonald's UK introduced fresh fruit bags containing apples and grapes as an alternative option to French fries in Happy Meals. In the first 12 months, the UK company sold more than 10 million fruit bags. To further support the importance of fruits and vegetables, McDonald's UK worked with leading nutritionist Anita Bean to produce a brochure with facts and tips to help parents make eating fruits and vegetables fun for kids. The *Five a Day* brochures are distributed through McDonald's restaurants and the Customer Service Center.







China

EXTENDING OUR REACH

McDonald's suppliers offer significant support for many of our common goals. One of our key suppliers in China, The Marketing Store, demonstrated this with Sports Gala 2004. This event was designed to raise awareness of health and well-being and promote physical activity, self-esteem and teamwork. More than 8,000 people participated, including government officials and employees from The Marketing Store's 14 Chinese factories. In Hong Kong, 80 four-person teams of staff and suppliers participated in McDonald's Walker 2003. Held on December 13, 2003, the event covered a 25 kilometer-route and raised funds for Ronald McDonald House to help children in need.

Our balanced lifestyles approach begins with our core menu, which includes products made from staples such as beef, chicken, fish, eggs, milk, bread and vegetables. In addition to these traditional favorites, we are adding main dish, side and beverage alternatives with a variety of different nutritional profiles, creating a range of choices that can fit into a balanced lifestyle.



Canada

BALANCED LIFESTYLES INITIATIVE

In 2003, McDonald's Canada pioneered the idea of a range of alternative menu options with its Lighter Choices menu category. The following year four new items were added to this menu. And in early 2004, McDonald's Canada announced a comprehensive consumer wellness campaign that will continue to add menu choices, expand current in-restaurant nutrition information and build on a history of support for youth sports.





Brazil

DO THE RONALD

In June 2003, McDonald's Brazil developed and offered the Do the Ronald program in restaurants to advocate balanced lifestyles for kids in fun, interactive ways. It included a Happy Meal, which holds the seal of the São Paulo State Pediatric Society, and an interactive CD-ROM with the Ronald Rock dance, song lyrics for "Do the Ronald," and an instructional video. Today, many Ronald McDonald shows in Brazil still feature the Ronald Rock dance as a fun way to get kids moving.



France

QUALITY AUDITORS PROGRAM
Understanding the food origins is important to making informed choices. During 2003, McDonald's France invited several customers to be "auditors" during visits to facilities in their potato, beef, chicken, wheat and salad supply chains. Pictures, perspectives, and other results from the visits, plus information about product quality, are posted on the McDonald's France website (www.mcdonalds.fr).



Europe

EMPLOYEE GUIDEBOOK
McDonald's Europe worked with a team of external nutritionists to develop a program for one of their largest and most important audiences - restaurant employees. The Employee Guidebook contains tips for healthy lifestyles, nutrition information on McDonald's menu items and daily menu suggestions showing how McDonald's can fit into a balanced diet.



Germany

SALADS PLUS
In April 2004, McDonald's Germany became the first European market to launch Salads Plus, a new menu category that is being rolled out in many European countries during 2004. The Salads Plus menu includes two meal-size salad choices topped with grilled or crispy chicken, a mixed greens side salad, a pesto grilled chicken sandwich on olive and sun-dried tomato ciabatta bread, a fruit and yogurt parfait with vanilla yogurt and an apple and grape fruit bag.





THE RIGHT BALANCE

Providing choices for everyday, active lives

While McDonald's approach may differ around the world, our goals remain the same - to expand menu choice, to provide access to user-friendly nutrition information and to support physical activity in order to help consumers reach their balanced lifestyle goals.

We will continue to strive to:

- Pursue ways to add further choice to our menu, particularly new choices for kids and more fruit and vegetable items.
- Increase awareness among one of our most important stakeholder groups – our employees. Specifically, we will explore education and training programs on food quality, nutrition and fitness to empower McDonald's crew and management to choose an active, balanced lifestyle for themselves and their families.
- Explore new ways to deliver nutrition and balanced lifestyle information to our customers.
- Champion programs that bring fun, practical physical activity options to people's everyday lives - focusing particularly on walking.
- Demonstrate leadership in our marketing and communications practices with our customers.

For further information about our balanced lifestyle initiatives, please see Supplement, pages 45-54.

Balanced Lifestyles

More and more, people are thinking about what they eat and looking for ways to be physically active. While they may pursue their health-related goals in many different ways, our customers want choices – and the knowledge to make the decisions that work best for them.

Our responsibility is to recognize and respond to the important goal of enabling informed choice and supporting balanced lifestyles. To be effective, our responses need to address the realities of people's lives. That is why the majority of our actions are determined at the country and even the community level. We have developed a framework to guide our efforts across the McDonald's System. This framework consists of supporting the two halves of the energy balance equation – ***menu choice*** and ***physical activity*** – as well as a third element which is needed to empower choice – ***information***.

Menu Choice

Responding to our customers' menu choice needs begins with ensuring the quality and safety of the ingredients that go into all of our food products, so that our customers are comfortable fitting any of them into their personal eating styles. Providing menu choice also means respecting the individual and evolving needs of customers and offering a variety of products that can meet those needs, all within the framework of our business concept.

QUALITY

At the heart of our approach to menu choice is our consistent use of high-quality basic ingredients like potatoes, beef and fresh produce. Our product specifications carefully outline our ingredient standards. For example, our beef patty specification requires that hamburger patties be made from 100% beef, with no additives or fillers. We work only with suppliers who can consistently meet our quality standards. Many of these suppliers are brands that consumers know and purchase themselves.

For further information about our food quality and safety standards, please see page 61-62.

PRODUCT VARIETY

Menu variety and choice are principles that run throughout our menu, from the types of sandwiches, sides and drinks we offer to the range of sizes they come in. Our restaurants typically serve several types of hamburgers, both fried and grilled chicken products, fish and, in many cases, a range of salads, fruits and additional sandwich choices.

Around the world, our product offerings vary beyond the core menu to meet local tastes. For example, McDonald's restaurants in Japan serve a pork Teriyaki Burger, McDonald's Germany offers the McRib sandwich and many McDonald's restaurants in the Middle East serve the McArabia, which features two grilled chicken patties, lettuce, fresh onions, tomatoes and a garlic mayonnaise sauce on folded Arabic flatbread.

PORTION SIZES

At McDonald's, a selection of portion sizes is an important part of our approach to overall menu choice, and we offer a number of different options. For example, each market offers a variety of hamburger choices of different sizes. Drinks and French fries also come in a variety of small to large sizes.

"Supersizing" is being phased out as a standard option across the McDonald's System. For example, it has already been phased out in Canada and will be phased out in the U.S. by the end of 2004. Supersize drinks may be offered during specific, limited-time promotions.

We take particular care to ensure that portion sizes in our Happy Meals meet the unique nutritional needs of children. Happy Meals also provide nutrients that children need, such as protein, iron, zinc, calcium, vitamin C and others, depending on which Happy Meal combination is chosen.

HAPPY MEAL WITH CHICKEN McNUGGETS MADE WITH WHITE MEAT - McDONALD'S USA
(Option with Sprite and Option with 1% Low Fat Milk Jug)

Approximate contribution to a child's recommended daily intake for:*

	Chicken McNuggets (4 pc) Small French fries, Sprite® (12 fl. oz. cup)	Chicken McNuggets (4 pc) Small French fries, 1% low fat Milk Jug (236 ml carton)
Calories	34%	33%
Fat	45%	50%
Saturated Fat	27%	37%
Cholesterol	8%	11%
Protein	64%	102%

*Calculations as of May 4, 2004, based on the average Estimated Energy Requirements (EER) for a six-year-old child with low activity level. Source: Dietary Reference Intakes, Institute of Medicine, 2001–2003.

While product variety is determined at the local business unit level, we have a System-wide goal of developing additional choices – particularly sandwich, side and drink alternatives for kids – to ensure that Happy Meals remain a choice both moms and kids feel good about.

Physical Activity

Physical activity is a critical component of the energy balance equation. More and more, our customers are interested in realistic and fun ways to incorporate fitness and exercise into their daily lives. McDonald's recognizes an opportunity to contribute what we can to help people meet this need and be more physically active.

We have recently launched a global program called Go Active! The goal of this program is to coordinate and accelerate McDonald's worldwide efforts to assist consumers in participating in more physical activity. The Go Active! program consists of several areas of focus:

- *Continuing to support grassroots sports*

  In many countries, McDonald's has a long-standing history of supporting grassroots sports. One of the primary ways in which McDonald's restaurants give back to the local community is through the support of children's sporting efforts. This support varies by restaurant and region, depending on the needs of the children and the community. The type of support McDonald's restaurants' provide ranges from supplying money, sports equipment and/or coaches to sponsoring community runs, skill development workshops and large-scale competitive tournaments.

- *Promoting walking*

  In June 2003, McDonald's announced the expansion of the successful "Step With It!"™ program, developed by The Coca-Cola Company in collaboration with the National Association for Sport and Physical Education (NASPE) and the President's Challenge Physical Activity and Fitness Awards Program (a program of the President's Council on Physical Fitness and Sports). Designed to encourage middle-school children and their families to incorporate physical fitness into their lives, the program features Stepometers™ – small pedometers that track the number of steps taken – and encourages participants to increase their daily walking to maintain good health. McDonald's approach is being implemented in the U.S. through McDonald's Go Active! Happy Meal for adults and in many countries in Europe as part of the region's Salads Plus program.

• *Helping kids "Get Moving with Ronald McDonald"*

Motivation is a key factor in helping people start and maintain physical activity as a regular part of their lives. "Get Moving with Ronald McDonald" is a 30-minute, fun-filled show that incorporates magic, music, dancing and games to get kids and families moving. The American Academy of Pediatrics provided technical review for the show, which can be performed at McDonald's restaurants, community events, summer camps and other appropriate venues around the world. The show debuted in the summer of 2003 and is being performed throughout the U.S., with plans for expanding globally during 2004.

• *www.goactive.com*

Goactive.com is a global website that McDonald's has developed in partnership with the International Olympic Committee. It is designed to inspire physical activity among consumers worldwide.



GO ACTIVE! WEBSITE
The Go Active! website, *www.goactive.com*, includes a variety of features designed to inspire physical activity worldwide.

It features a full resource library on fitness and physical activity provided by the internationally-recognized American College of Sports Medicine, high-profile athletes' stories and an interactive chat room that allows users to talk with fitness experts. The site also contains an innovative "virtual trainer program" that allows users to generate their own, personalized fitness programs based on their current health status, activity preferences and fitness goals. *Goactive.com* is available free of charge to web users. The site launched in April 2004 in the U.S., and will be available in multiple languages, including Spanish, German, French, Chinese, Japanese and Portuguese.

• *Olympic Games*

McDonald's has a long heritage of supporting the Olympic Games. Our relationship has grown since 1968, when McDonald's airlifted hamburgers to the U.S. team after they expressed a desire for McDonald's food. In 1998, McDonald's became a TOP (The Olympic Partnership program) global sponsor of the Olympic Games. Beginning in 2004, we will use our sponsorship of the Olympic Games, as well as our relationships with the International Olympic Committee and Olympians around the world, to inspire physical fitness and activity among communities worldwide.

• *Olympic Day Run*

The International Olympic Committee fields an annual Olympic Day Run to commemorate the founding of the Olympic Movement and to promote fitness through sports worldwide. In addition to sponsoring the Olympic Games, McDonald's became the exclusive worldwide sponsor of this event in 2003. That year, more than 160 countries and two million people participated worldwide.

• *McDonald's Player Escort Program*

As sponsor of championship football (soccer) events such as FIFA World Cup™ and UEFA EURO™, McDonald's helps bring the inspiration of world-class sport to the global stage. At the 2002 FIFA World Cup™, the McDonald's Player Escort Program gave more than 1,400 children ages six through ten the opportunity to escort some of football's best and most popular athletes onto the pitch for each of the 64 FIFA World Cup™ matches. A similar program was put in place for the UEFA EURO™ 2004, with more than 650 children from 14 European nations participating.

Information and Education

Because relevant, useful, motivational information is the enabler that makes smart choices possible, it is a key part of our balanced lifestyles approach. We are working on ways to help customers access and use information about balanced eating and physical activity. Our current focus is on three vehicles – the Internet, trayliners and brochures. However, we are also implementing programs using other vehicles.

Communicating important information effectively – particularly to young people – is a key priority. Developing good habits during childhood pays dividends throughout life, so we are focused on using our ability to engage young people to help make communications efforts effective and appropriate.

WHAT'S ON YOUR PLATE NUTRITION SERIES

In 2003, McDonald's reintroduced the *What's on Your Plate* nutrition education program, first introduced in 1992. The program features Willie Munchright, a clay animation character who helps kids learn to make choices for balanced eating and a healthy lifestyle. The program consists of comprehensive classroom activity materials, including video segments and activity brochures. To help reinforce the nutrition messages, a series of 60-second *What's On Your Plate* vignettes began airing during children's programming in the U.S. in April 2003. Other countries, including New Zealand and the United Arab Emirates, are working to adapt and use the Willie Munchright program.

ⓘ Further information about the program is available at *http://mcdonalds.com/usa/eat/willie.html*.

MARKETING AND COMMUNICATIONS STANDARDS

McDonald's has high standards and core business values and understands the importance of responsible marketing practices. Our advertising is designed to be clear, consistent and truthful. As a company, we strive to provide leadership in our marketing and communications efforts. While all of our customers are important, children are uniquely special to us. We take care to show our food, drinks and Happy Meals in the most accurate and truthful ways. We are mindful that the language we use and the messages we communicate must be appropriate for children, reflect our high standards and not condone violence or violation of the law. We involve Ronald McDonald to promote happiness, fun, self-esteem, wellness and active lifestyles. In this same spirit, we use discretion in selecting our spokespeople and partnerships for kids.

How We Work

While McDonald's has a long history of offering menu choice, supporting physical activity and providing information about our menu, our balanced lifestyles approach was formally articulated in 2003. Our intent was to accelerate and better coordinate our local and regional efforts to respond to growing customer interest in healthy lifestyles. While most of our balanced lifestyles efforts are developed and implemented at the local level, we provide guidance and direction from the corporate level to support implementation. This includes:

- A cross-functional balanced lifestyles team with representation from senior management and leadership of relevant departments from around the world. This team provides strategic direction and facilitates the sharing of best practices across the McDonald's System.
- A Global Director of Nutrition who serves as a resource and key point of contact for our global geographic business units. The Director also coordinates dialogue with many of our key external stakeholders, including government agencies, health professional organizations and consumers.
- A global network of nutrition consultants, including nutritionist teams in place in the U.S., Europe, Australia and Latin America.
- A 15-member Global Advisory Council on Balanced Lifestyles composed of outside experts in health, fitness and nutrition from around the world. The Council is charged with looking at trends related to balanced lifestyles and providing input and guidance to McDonald's based on members' subject matter expertise. The Council has encouraged McDonald's to consider initiatives that address:
  - Additional menu choices, including fruit and vegetable options.
  - Promoting physical activity.
  - Focusing on our employees.
  - Setting goals and working to measure the impact of our initiatives.
  - Supporting broader research in the areas of health and nutrition.

ⓘ A list of Global Advisory Council members, with their professional credentials, is available at *http://www.mcdonalds.com/corp/values/socialrespons/resrecog/expert_advisors0/advisory_council_on.html*.

Summary Reports On Balanced Lifestyles Activities Within Top 10 Markets

Within the global framework described earlier, McDonald's is working to support balanced lifestyles in different ways around the world, depending on the needs and opportunities present in local markets. The following capsules highlight some of the activities underway in each of the top 10 markets in our System. The information is current as of May 2004. All claims about a food product are in compliance with the regulations of the country in which the claims are made.

AUSTRALIA

Salads Plus Menu

In August 2003, McDonald's Australia launched Salads Plus, a new eight-item menu platform that includes a Chicken Foldover, Roast Chicken Salad, Berrynice Yogurt Crunch, Raspberry Muffin Lite, Orange and Poppyseed Muffin Lite, Vege Burger, Garden Mixed Salad and apples. The Salads Plus items all feature 10 grams of fat or less per serving. As part of its Salads Plus approach, McDonald's Australia also committed to provide nutrition labeling on packaging for these menu items. A Salads Plus nutrition brochure was produced and made available in restaurants. In mid-2004, the Salads Plus range will be extended to include a new lean beef burger and real fruit smoothie. Development of a Salads Plus breakfast range has commenced.

QuickStart Breakfast Menu

In November 2003, McDonald's Australia and Kellogg's joined forces to address a growing need by introducing a new breakfast menu called QuickStart. Research indicated that 43% of all Australians were skipping breakfast at least once a month, that as many as one in two people in their 20's skips breakfast at least a couple of times a week, and that one in four children goes to school hungry. The QuickStart menu includes a selection of Kellogg's cereals, Berri fruit juices, Nestle 99% fat-free yogurts and Goulburn Valley fruit snacks. A QuickStart nutrition brochure was made available in restaurants.

Happy Meal Choices

In February 2003, McDonald's Australia launched a new Happy Meal option available for breakfast and afternoon meals. The new option includes a toasted cheese and tomato sandwich, sultanas (raisins) and orange juice and contains fewer than 6 grams of fat per serving.

Dietitian Partnership

In September 2003, McDonald's Australia announced a partnership with The Food Group Australia, a team of accredited practicing dietitians (APDs) who provide advice to the food industry. The Food Group Australia will provide advice and recommendations to the company on childhood nutrition, development of alternative Happy Meals, the next generation of Salads Plus and ongoing communications with health professionals.

FitSmart Employee Fitness Program

In November 2003, McDonald's Australia announced a partnership with Fitsmart, an online personal training service developed by a team of Australia's world champion athletes that provides fitness, diet, health and weight-loss advice. All 56,000 McDonald's Australia employees were given the opportunity to enroll for free access to tailor-made, 13-week diet and fitness regimes designed to suit their individual lifestyles. Participating crew members were given the opportunity to win private training sessions with Australian champions, tours to world-class events, valuable sporting memorabilia and other prizes.

Nutrition information

McDonald's Australia's web-based nutrition calculator allows users to drag menu items onto a tray and then displays nutrition information in table and graph formats. The site also provides information about the sources of key menu ingredients.



NUTRITION CALCULATOR
McDonald's Australia's Nutrition Calculator is available at *www.mcdonalds.com.au.*

Open Doors Program

In July 2003, McDonald's Australia invited people across the country to visit their local McDonald's for a tour of the restaurant, from the dining room into the kitchen. This Open Doors Day was designed to offer customers a transparent look at what happens behind the counter at McDonald's and to provide an opportunity for them to ask questions about topics ranging from food preparation to the source of products to the training provided to restaurant staff.

ⓘ The McDonald's Australia nutrition calculator and other food-related information are available at *www.mcdonalds.com.au.*

BRAZIL

New Menu Choices

New choices on the McDonald's Brazil menu include two meal-size salads – a mixed greens salad and a mixed greens salad topped with chicken – that replace salads introduced three years ago, a line of McFruit juices – 70% juice-based drinks in orange, grape, and passion fruit flavors – and two new chicken sandwiches.

Happy Meal Choice

Happy Meals offered by McDonald's Brazil feature the seal of the Sao Paulo State Pediatric Society, awarded for their nutritional content. Happy Meal choices include Chambinho, a cream cheese dessert that was introduced in the second half of 2002 and serves as a rich source of calcium. McFruit juices are also a Happy Meal choice.

Do The Ronald Program

During June 2003, McDonald's Brazil conducted a special program to weave together all three components of balanced living. The Do the Ronald program included:

- A Happy Meal containing a Petit Suisse yogurt-type dessert and a multimedia CD-ROM.
- A dance called "The Ronald Rock", which was taught on a website, CD-ROM, trayliners and dancing machines inside the restaurants.
- Live shows with Ronald McDonald and friends.

Supporting Grassroots Sports

McDonald's Brazil works at the local and regional levels to initiate and support grassroots sports and physical activity programs. For example, since 2002, the company has partnered with a local newspaper to organize one of the largest student competitions in Brazil, the InterMcDonald's. This event involves high school students from Rio de Janeiro in indoor soccer, basketball, volleyball, handball, swimming, judo and table tennis. More than 5,600 students from 131 schools participated in 2003. Since 2001, McDonald's Brazil has conducted a regional Learning in Motion program in Santos. In this program, physical education classes and sports are used as a means to strengthen children's bonds with their schools and their interest in other subjects in the curriculum. The program is now included as part of a public municipal policy for all nursery and primary schools. In 2004, it will be implemented in São José dos Campos and Sorocaba.

Website

In 2003, Brazil launched a new website that provides nutrition information for adults, adolescents and children. Developed by more than 20 professionals, the site offers four simulators:

- *McDonald's on a Tray* lets users drag menu items onto a tray and displays nutrition information as they build their meal.
- *Your Weight, Learn How to Control It* allows users to calculate Body Mass Index (BMI) and obtain information on adult obesity.
- *Move* calculates calories burned by adults and children doing various physical activities.
- *Check Children's Growth Curves* allows parents to check their children's growth curves based on four indicators – age, gender, height and weight.

The site also features a general nutrition table and a Happy Meal-specific nutrition table certified by the Sao Paulo State Pediatrics Society; a variety of articles on nutrition and physical activity for adults and kids; and a special section for health professionals.

Nutrition Guide

In May 2003, McDonald's Brazil launched its Nutrition Guide, offered free to customers in restaurants. The guide features detailed nutrition information on menu items; a table for customers to calculate protein, carbohydrate, fat, cholesterol, iron and calorie levels in their meals; and a "primer" of basic nutrition lessons. Approximately 2.3 million guides were produced and distributed during 2003.

ⓘ The McDonald's Brazil online tools and other information are available at *www.mcdonalds.com.br and www.comendoeaprendendo.com.br.*

CANADA

Corporate Award from the Canadian Institute of Child Health (CICH)

In November 2003, the Canadian Institute of Child Health honored McDonald's Canada for promoting health in Canadian youth. The CICH Corporate Award is given in recognition of sustained and broadly-based programs supporting the health and well-being of children and their families.

Industry Fitness & Nutrition Roundtable

McDonald's chairs the Canadian Restaurant and Foodservices Association's (CFRA) Fitness & Nutrition Roundtable.

Lighter Choices and Protein Platters

In June 2002, McDonald's Canada launched the Lighter Choices Menu consisting of products with significant reductions of calories or fat – and most often both. The menu includes the McVeggie Burger, the Whole Wheat Chicken McGrill with BBQ Sauce, the Fruit 'n Yogurt Parfait, Chicken Fajitas, as well as entrée and side salads. The company worked with a prominent Canadian nutritionist and leading Canadian companies like Yves Veggie Cuisine in the development of the menu.

In February 2004, McDonald's Canada announced the introduction of breakfast and lunch/dinner Protein Platters, each with fewer than six grams of carbohydrates. In-store displays provide customers with additional tips and suggestions on ways to modify their McDonald's meal to reduce levels of fat, calories and carbohydrates.

Happy Meal Choices

In April 2004, McDonald's launched Happy Meal Choices, offering customers more options to choose from when ordering their favorite Happy Meal. Happy Meal Choices offers customers four Happy Meals – hamburger, cheeseburger, white meat Chicken McNuggets or a grilled cheese sandwich – accompanied by a small-size French fry order, drink and a featured toy, with new expanded choices, including:

- A choice of 1% white milk, 1% chocolate milk, a 7 ounce serving of orange juice or apple juice, or a child-size (12 ounce) Strawberry Passion Awareness Fruitopia, ice tea or soft drink.
- An option of adding apple slices and caramel dip to any Happy Meal (an additional charge applies), or as a no-extra-charge substitution for French fries.

Nutrition Information

The *McDonald's Food Facts* brochure, which lists nutrition and ingredient information for McDonald's menu items, is available in restaurants throughout Canada. Nutrition information will also be displayed in poster format in front of the counter and included on the back of trayliners. It is also available at *www.mcdonalds.ca*, which includes a comprehensive Nutrition Calculator allowing customers to conduct analyses by selecting their own customized meal online before they visit the restaurant.

Ronald McDonald School Program

Ronald McDonald school shows bring Canadian school children fun and interactive messages on wellness, self-esteem and safety. In 2004, the McDonald's Canada Ronald program will roll out nationally with a renewed focus on nutrition, wellness and physical activity.

Concerned Children's Advertisers (CCA)

As a founding member of CCA, Canada's leading non-profit organization designed to encourage responsible advertising to Canadian children, McDonald's has been committed to promoting appropriate and educational advertising. Today, McDonald's is working with CCA to ensure that Canadian advertisers are focused on providing a reliable wellness program that concentrates on healthy eating, physical activity and media literacy education.

Grassroots Sports

McDonald's corporate and owner/operator contributions to local sports organizations in Canada, including soccer clubs, school fitness programs and local hockey teams, total approximately $5 million per year.

Ronald McDonald Sports Activity Zone

The Ronald McDonald Sports Activity Zone is a mobile activity center that encourages children to come out, get active and have fun at local community events across the province of Ontario. In 2003, 15 festivals and fairs were served, reaching approximately 1.5 million people. McDonald's Canada will reinvest in this facility in 2004 as part of its broader balanced lifestyles program.

Further information is available at *www.mcdonalds.ca*

CHINA

Happy Meal Choice

In April 2004, McDonald's China added several choices to their Happy Meal offerings, including two new Happy Meal main course options – a cheese and egg sandwich on a steamed bun and potato and chicken Dino McNuggets – and a new drink option – milk.

Nutrition Information

McDonald's China provides nutrition information about menu products via nutrition leaflets in restaurants and on the McDonald's China website. The company will begin providing nutrition information on the back of trayliners in summer 2004.

The Marketing Store's Sports Gala 2004

Partnering with suppliers who share and support our goals is one of McDonald's approaches to issues. The Marketing Store, one of McDonald's Happy Meal toy suppliers in China, has developed a wellness program for its workforce. As part of this program, The Marketing Store held a large-scale gala in March 2004 to build awareness of the importance of health and wellness and provide an opportunity for fun, fitness, friendship and teamwork. Approximately 8,000 participants attended the event, including thousands from The Marketing Store's 14 factories across China, as well as area government officials and McDonald's representatives. The event featured a marching band show, track competitions, a cheerleading contest and an awards ceremony for individual and factory team winners.

Menu Choice, Physical Activity, Information and Education in McDonald's Hong Kong

New Menu Offerings

During 2003, McDonald's Hong Kong launched several new menu items to increase choice and variety for customers, including a Grilled Chicken Focaccia, and it re-launched the Happy Meal with a range of new side and drink choices. These include high-calcium strawberry fruit yogurt, high-calcium milk pudding sides, orange juice and high-calcium, low-fat chocolate milk. In early 2004, the Happy Meal menu was updated again with the addition of Fish McDippers – bite-size portions of fish fillet coated with bread crumbs – as a new main course choice. At the same time, fruit yogurt and pudding-flavor choices were changed to more popular mango and chocolate, all milk choices were converted to low-fat, high-calcium milk and a new drink was added – Qoo fruit drink.

In-Restaurant Nutrition Information

In McDonald's Hong Kong restaurants, trayliners feature nutrition information about standard menu items like hamburgers, French fries, shakes and apple pies. In addition, approximately 120,000 nutrition leaflets were made available in the restaurants.

Support for Physical Activity

McDonald's Hong Kong has been a sponsor of the Youth Football Scheme since 1998 and, in 2003, was a sponsor of the Olympic Day Run. The company also combined support for physical activity with another cause – raising money for Ronald McDonald House Charities. McDonald's Walker 2003 included 80 four-person teams of both staff and suppliers and covered a 25 kilometer route.

Further information is available at *www.mcdonalds.com.cn* and *www.mcdonalds.com.hk*.

EUROPE – FRANCE, GERMANY, SPAIN, UNITED KINGDOM

McDonald's Europe has developed a common approach to support balanced lifestyles and several shared activities for the region that take into account differing legislative environments and customer needs in Europe. This approach was developed by McDonald's European Nutrition Task Force, a multi-disciplinary team composed of McDonald's leadership from relevant departments that serves as a liaison between global and country-level balanced lifestyles plans. The following are among the key elements of McDonald's Europe's approach.

European Nutritionist Steering Group

McDonald's Europe works in very close collaboration with three top nutritionists from Germany, France and the UK, who form the McDonald's Europe Nutritionist Steering Group. This group acts as an independent, objective sounding board for McDonald's European strategies to support balanced lifestyles.

Salads Plus

In 2004, 16 countries in Europe are launching Salads Plus, a set of new menu options designed to enhance the choice and variety of products available to McDonald's customers. The Salads Plus offerings include two meal-size Premium Salads topped with grilled or crispy chicken, a mixed side salad, a pesto grilled chicken sandwich on olive and sundried tomato ciabatta bread, a fruit and yogurt parfait with vanilla yogurt and an apple and grape fruit bag. The European Nutritionists Steering Group recognized the Salads Plus options as providing even more balanced lifestyle choices for McDonald's customers. For example, the group noted that it offers several items that contribute one or two portions of the recommended five portions of fruit and vegetables a day and three chicken items that are good sources of protein. A leaflet containing nutrition information about the Salads Plus menu has been developed and reviewed by the Nutritionist Steering Group and is being distributed in restaurants.

Media Smart®

McDonald's Europe has begun working with Media Smart®, a non-profit media literacy program that develops and provides in-school educational materials to teach children to think critically about advertising in the context of their daily lives. Media Smart® is a multi-sector collaboration between advertisers, media owners, government officials and academic experts. McDonald's Europe is partnering with Media Smart® in several countries, and broader participation is anticipated in 2005.

Employee Guide

McDonald's 6,000 plus restaurants in Europe employ more than 250,000 people who eat regularly at McDonald's. Employees are thus a large and important audience to reach with information that helps to promote balanced lifestyles. McDonald's Europe has worked with a team of external nutrition advisors to develop a balanced lifestyles employee guide. The guide includes tips for healthy lifestyles, detailed nutrition information on favorite McDonald's menu items and several daily menu suggestions showing how McDonald's can fit into a balanced diet and lifestyle. As part of the broader training program, pedometers will be distributed to all 250,000 McDonald's crew members across Europe.



EMPLOYEE GUIDE
McDonald's Europe's Employee Guide offers tips on balanced lifestyles, including basic nutrition information.

In addition to the above pan-European approaches and initiatives, local business units within Europe are undertaking country-level initiatives to promote balanced lifestyles within their markets.

FRANCE

Quality Auditors Program

As part of the commitment to quality that lies at the heart of McDonald's balanced lifestyles activities, McDonald's France developed a program that allowed customers to "audit" each of five important product supply chains - beef, chicken, potatoes, wheat and salads. During May and June of 2003, a number of customers visited facilities associated with each supply chain. Testimonials from the customer auditors, itineraries and photos from the one-day visits are posted on McDonald's France's public website.

Happy Meal Choices

Among the Happy Meal choices offered by McDonald's France is a lower-sugar fruit compote dessert available in two different flavors that will be rotated during 2004.

Information and Education for Kids

Between June and December 2003, McDonald's France partnered with *Le Petit Quotidien*, a four-page daily newspaper for children ages seven to nine, to include a series of 12 announcements about health, balance and sports. Featuring Ronald McDonald, each announcement highlighted a specific topic, such as hydration, green vegetables and safety during sports, in an interactive way. Approximately 80,000 individual and school subscribers receive *Le Petit Quotidien* on a daily basis, and an additional four million copies a year are distributed to schools free of charge.

The customer audit reports and other information about McDonald's France's balanced lifestyles initiatives are available at *www.mcdonalds.fr.*

GERMANY

Happy Meal Choices

In January 2004, McDonald's Germany launched several new Happy Meal choices, including a Danone yogurt drink (Actimel) and organic milk.

Nutrition and Health Curriculum

In 2002, McDonald's Germany partnered with Dr. Petra Ambrosius to develop a school curriculum on basic nutrition for high school teachers. The curriculum covers topics such as food ingredients and production. Teachers can use these materials in classrooms and can arrange to visit a McDonald's restaurant with their classes. The company will also provide teaching materials on nutrition issues for elementary school teachers.

Further information is available *at www.mcdonalds.de.*

SPAIN

Happy Meal Choice

In 2003, McDonald's Spain began to offer customizable Happy Meals. Customers now create their own Happy Meal by choosing one of four main course choices, two of nine side and beverage choices and one of four optional additional desserts. Among these choices are a fat-free yogurt-based dessert, milk and a child-size bottled water.

Information and Education

In 2001, McDonald's Spain worked with nutritionists, pediatricians and experts in nutrition education to develop a book called *100 Questions on Children's Nutrition*. The book covers topics such as a balanced diet for children, nutrition for sports, nutrition at school and common questions about fast food. It was distributed to pediatricians, consumer organizations, opinion leaders and local schools. In 2002, content was incorporated into inserts that were provided, free-of-charge, with a leading parents magazine.

Leaflets on nutrition, food safety and food quality are made available in McDonald's restaurants across Spain. The nutrition leaflets provide information for children, diabetics and people with gluten intolerance. Food safety and quality leaflets offer information about ingredients and suppliers. In addition, restaurants display a nutrition poster with key nutrition data on menu items.

Further information about Spain's balanced lifestyles initiatives is available at *www.mcdonalds.es.*

UNITED KINGDOM

Happy Meal Choices

In 2003, McDonald's UK broadened its Happy Meal menu choices to include semi-skimmed organic milk and fruit bags. More than 10 million fruit bags were sold in the first 12 months. McDonald's UK also offers Fruit Shoots – non-carbonated no-added-sugar drinks available in apple and blackcurrant flavors. These made up 17% of all Happy Meal drink sales in 2003.

Information and Education

McDonald's UK offers customers a variety of sources of information about its menu and balanced lifestyles, including a website with an interactive Nutrition Counter, a printable *Our Food* brochure that provides nutrition, ingredient and allergen information for McDonald's menu items and a customer service team available to answer questions about the nutrition content of food and food allergens and intolerances. *Our Food* is also available in McDonald's UK restaurants.

McDonald's UK has also worked with noted nutritionist and author Anita Bean to develop a *Five a Day* brochure. This colorful foldout brochure provides parents with tips for helping kids get five daily servings of fruits and vegetables.

Community Football Programs

McDonald's Community Football Programme, in partnership with the four UK National Football Associations, will train and deploy 10,000 coaches by 2006 to develop and expand community football (soccer) throughout the UK. The investment will make possible an extra 1.3 million hours of qualified football coaching for youth across the UK. In addition, McDonald's sponsors the Rushden & Diamonds Football Club's Youth Cup, a football competition for 500 youth teams across the country.

Further information about the McDonald's UK Community football programme and other balanced lifestyles initiatives is available at *www.mcdonalds.co.uk.*

JAPAN

Menu Choices

In 2002, McDonald's Japan offered customers four different side items to choose from when ordering Extra Value Meals – a medium French fries order, a five-piece Chicken McNuggets order, hotcakes (pancakes) and a garden salad. In March 2004, the company added Fish McDippers.

Happy Meal Choice

McDonald's Japan offers both breakfast and lunch/dinner Happy Meals. Customers have a choice of four main dish choices at breakfast, including petite pancakes, and seven main dish choices at lunch/dinner, including a four-piece Fish McDippers. Happy Meal beverage choices include 100% orange juice, 100% apple juice, a 50% fruit – 50% vegetable juice blend, oolong tea (which accounts for over 60% of beverage choices), milk and carbonated beverages.

Nutrition Information

Recognizing that Japan has one of the highest penetrations of web-enabled cell phones, McDonald's Japan has developed special websites to allow cell phone users to access nutrition and allergen information about menu items any time and anywhere. Trayliners with nutrition information will become available in restaurants in summer 2004. McDonald's Japan also features menu item nutrition and allergy information on its website.

All Japan Rubber Baseball Tournament

Since 1986, McDonald's Japan has sponsored the All-Japan Rubber Baseball Tournament. In 2003, approximately 15,000 teams – 380,000 grade-school youth – competed in local tournaments. McDonald's restaurants offer celebration receptions to local championship teams, and the national championship team has been invited to the McDonald's Friendship Baseball competition held in Guam.

Further information is available at *www.mcdonalds.co.jp*.

USA

Premium Salads

In March 2003, McDonald's USA introduced three meal-size Premium Salads topped with grilled or crispy chicken breast paired with Newman's Own® dressings. A side salad is also offered. A fourth Premium Salad topped with seasoned beef, cheddar jack cheese and tortilla strips was launched nationally in May 2004, and the company continues to test further expansion of the salad line.

Each Premium Salad provides two servings of vegetables, and the side salad provides one serving of vegetables, based on the serving size defined by the U.S. Department of Agriculture's Food Guide Pyramid. In 2003, McDonald's USA sold approximately 150 million Premium Salads.



PREMIUM SALADS
McDonald's USA offers a variety of meal-size salads topped with a choice of Newman's Own® dressings.

Go Active! Happy Meal for Adults

In September 2003, McDonald's began testing the Go Active! Happy Meal for adults, which contained a Stepometer™, a Step with It!™ booklet developed by noted exercise physiologist, personal trainer to Oprah Winfrey and best-selling author Bob Greene, a McDonald's Premium Salad and bottled water or a soft drink. The Go Active! Happy Meal for adults launched nationally in May 2004.

Bob Greene Partnership

McDonald's USA is also partnering with Bob Greene to bring his expertise about health and fitness to a range of educational materials available in McDonald's restaurants and to internal and external events.

- In 2003, the Bob Greene Trayliner – featuring Greene's "Tips for Leading an Active Lifestyle," a quiz on balanced lifestyles and abbreviated nutrition information for key McDonald's menu items – was featured nationwide, reaching millions of customers each day.
- McDonald's Go Active! American Challenge

In Spring 2004, Greene walked and biked from Los Angeles to Washington, DC to promote McDonald's balanced lifestyles initiatives and to encourage Americans to lead active lives.

Other Menu Choices

McDonald's USA also offers a Chicken McGrill sandwich, Fruit 'n Yogurt Parfaits, 100% orange juice, 1% low-fat milk and, at many restaurants, soup. The Made For You cooking system allows customers to special order menu items to help meet their nutritional needs. In November 2003, McDonald's introduced new Chicken McNuggets made with white meat. By the end of 2004, all McDonald's restaurants in the U.S. will have a national core menu in place that simplifies restaurant operations and provides a balance of choices for customers. This core menu simplification includes the phase-out of the Super Size fry and drink options.

New Happy Meal Choices

McDonald's USA successfully tested a series of new menu choices that will be available in Happy Meals. They will be launched nationally during summer 2004, and include:

- 1% low-fat milk in regular and chocolate flavors.
- 100% pure apple juice.
- Apple Dippers (sliced apples served with a low-fat caramel dip). Each order of Apple Dippers contains one serving of the recommended daily intake of fruit.

Nutrition Website

The McDonald's USA Food & Nutrition website helps to educate consumers about the nutrition content of McDonald's menu items and plan menu choices that fit their needs. Registered dietitians helped develop and continue to manage the site. Site features include:

- *Bag a McMeal*, which lets customers get nutrition facts on a meal of their choice.
- *Customize a Menu Item*, which allows customers to recalculate the nutrition information of menu items based on personal changes they specify, such as leaving off mayonnaise.
- Printable nutrition tip sheets that cover topics such as how to cut calories, fat and carbohydrates at McDonald's, as well as meal choices for people with diabetes.
- McDonald's meal suggestions, Happy Meal nutrition values, Health Topics and and frequently asked questions about nutrition.

Nutrition Information in the Restaurant

McDonald's USA offers a variety of nutrition materials about its menu. These include McDonald's & You brochures, wallet cards that show nutrient breakdowns and food exchanges, menu information for people with food allergies and sensitivities and nutrition fact sheets on topics such as how to cut calories, carbohydrates or fat at McDonald's and choices for people with diabetes. In 2004, trayliners will feature nutrition information for many McDonald's menu items and quick tips for achieving balanced lifestyles.

McDonald's All-American High School Basketball Game

McDonald's inaugurated this premier high school basketball classic 27 years ago to recognize exceptional student athletes around the country for accomplishments both on and off the basketball court. In 2004, 2,500 top male and female high school basketball players were nominated and 48 final team members selected. The program raises funds for Ronald McDonald House Charities. More than $3 million has been raised since the game was first played in 1978.

Further information is available at *www.mcdonalds.com/usa.*

Exhibit 2

Pledge to the Council of Better Business Bureaus

Council of Better Business Bureaus
Children's Food and Beverage Advertising Initiative
McDonald's USA Support

Entity Covered by Pledge: McDonald's USA, LLC ("McDonald's")
1 McDonald's Plaza
Oak Brook, IL 60523

Name of Person(s) Responsible for Overall Implementation of the Pledge:
Neil Golden, Vice President of Marketing, McDonald's USA

Brand/Product Line Covered by Pledge: McDonald's Food and Beverages

McDonald's believes that it can play a role in helping our customers achieve a balanced, active lifestyle. McDonald's is pleased to offer a variety of menu options for our customers. To that end, we continually evaluate our menu, looking for ways to serve the products that fit into our customers' lives. For example, our expanded menu choice means that we offer hamburgers, chicken, apple slices, fruit and yogurt parfaits, and salads, as well as water, apple juice, milk, orange juice and iced tea.

We also provide information to help our customers achieve their well-being goals. Our website, tray liners, brochures, toll-free hotline, and much of our food packaging, including Happy Meal® packaging, contain nutrition information about our products. Our Happy Meal packaging also includes well-being messages and activities.

McDonald's is proud of our long heritage of responsible communication with our customers, especially children, and continues to play a leadership role in the development of standards that govern advertising for children and adults. McDonald's is an active member of the Children's Advertising Review Unit ("CARU") Supporter's Council and participates in the CARU self-regulatory program.

In November 2006, McDonald's announced its support of the Council of Better Business Bureaus ("CBBB") Children's Food and Beverage Advertising Initiative ("CFBAI") that was developed by an industry task force whose members included McDonald's and other food companies.

McDonald's is pleased to present our support of this initiative. Because McDonald's updates its business practices as appropriate, from time to time, we may amend our support, in consultation with the CBBB, upon 30 days written notice to the CBBB.

McDonald's Pledge:

Advertising Messaging.

100% of McDonald's National Advertising[1] primarily directed to children under 12 years old[2] will further the goal of healthy dietary choices by advertising products that represent healthy dietary choices. McDonald's will achieve this objective by only featuring in National Advertising[3] primarily directed to children under 12 years old meals that meet the following nutritional criteria: the advertised meal must provide no more than 600 calories; and no more than 35% of calories from fat, 10% of calories from saturated fat, and 35% total sugar by weight ("Advertised Meal"). The Advertised Meal will either be a 4 piece Chicken McNuggets® Happy Meal with low fat white milk and apple dippers with low-fat caramel dip or a Hamburger Happy Meal with low fat white milk and apple dippers with low-fat caramel dip. Currently, the Advertised Meal is the 4 piece Chicken McNuggets® meal. Nutritional information for these meals is detailed in Appendix A.

In addition, McDonald's will distribute advertising that prominently includes "healthy lifestyle messages" designed to appeal to children. Exhibit B sets forth examples of such advertising.

By type of media, McDonald's support of the CFBAI will be as follows:

- <u>Television</u>. All McDonald's National Advertising on television primarily directed to children under 12 years old will feature the Advertised Meal. In addition, some of McDonald's National Advertising will promote "healthy lifestyle messages".

- <u>Radio</u>. All McDonald's National Advertising on radio primarily directed to children under 12 years old will feature the Advertised Meal.

- <u>Print</u>. McDonald's generally does not utilize print media in its National Advertising primarily directed to children under 12 years old.

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[1] "National Advertising" shall include any commercial message paid for and approved by McDonald's USA and its affiliates, in television, radio, print or internet that is disseminated to all or a substantial portion of the United States. National advertising does not include point of sale materials (i.e., menus, tray liners, kiosks, signs, food wraps, boxes, bags, packages).

[2] Advertising primarily directed to children under 12 years old means: 1) media purchased according to Nielsen standard demographics for audiences under 12 for television and internet and media purchased according to Arbitron standard demographics for audiences under 12 for radio; or 2) media purchased for any program or website where the audience generally consists of 30% or more of children under the age of 12 years.

[3] Measured in gross rating points at the time the advertising is purchased, for successive one-year calendar periods beginning January 1, 2008.

- ☐ Third-Party Internet. All food in McDonald's National Advertising on third party internet sites primarily directed to children under 12 years old will be the Advertised Meal.

- ☐ McDonald's - Owned Websites. All food on pages of McDonald's owned websites that are primarily directed to children under 12 years old will be the Advertised Meal. In addition, McDonald's will distribute materials on its websites that prominently include "healthy lifestyle messages".

IMPLEMENTATION SCHEDULE: McDonald's commitment is effective starting January 1, 2008.

*****

Use of Licensed Characters. McDonald's will limit its use of third-party licensed characters in paid advertising primarily directed to children under 12 to the promotion of "healthy dietary choices." [4] McDonald's will limit its use of third-party licensed characters on McDonald's owned websites primarily directed to children under 12 to the promotion of "healthy dietary choices" or "healthy lifestyle messages." McDonald's intends to accomplish this objective by utilizing licensed characters primarily in conjunction with the Advertised Meal or the components of that meal.

IMPLEMENTATION SCHEDULE: McDonald's commitment is effective starting January 1, 2008.

*****

Product Placement. McDonald's will not pay for or actively seek to place its food or beverage products in the program/editorial content of any medium primarily directed to children under 12 years old for the purpose of promoting the sale of those products.

IMPLEMENTATION SCHEDULE: McDonald's commitment is effective starting January 1, 2008.

*****

Use of Products in Interactive Games. In any interactive game primarily directed to children under 12 years old where McDonald's food or beverage products are incorporated into the game, the interactive game will incorporate or be accompanied by products representing "healthy dietary choices" or "healthy lifestyle messaging" as defined by the CFBAI.

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[4] As stated in the CFBAI principles document, this does not apply to the use of licensed characters on packaging, provided the packaging does not appear in advertising directed to children under 12.

IMPLEMENTATION SCHEDULE: McDonald's commitment is effective starting January 1, 2008.

*****

Advertising in Schools. McDonald's will not advertise food or beverage products in elementary schools. However, McDonald's provides educators with curriculum materials and activities that address children's well-being. [5]

IMPLEMENTATION SCHEDULE: McDonald's commitment is effective starting January 1, 2008.

[5] As stated in the CFBAI principles document, this limitation will not apply to displays of food and beverage products, charitable fundraising activities, public service messaging, or items provided to school administrators.

Appendix A

Supporting Data For Healthy Dietary Choices

A. THE ADVERTISED MEAL

4-piece Chicken McNuggets Happy Meal, including Apple Dippers, Low Fat Caramel Dip and a Jug of 1% low fat white milk or Hamburger Happy Meal, including Apple Dippers, Low Fat Caramel Dip and a Jug of 1% low fat white milk.

B. INGREDIENT LISTS

Chicken McNuggets®:
White boneless chicken, water, food starch-modified, salt, chicken flavor (autolyzed yeast extract, salt, wheat starch, natural flavoring (botanical source), safflower oil, dextrose, citric acid, rosemary), sodium phosphates, seasoning (canola oil, mono- and diglycerides, natural extractives of rosemary). Battered and breaded with: water, enriched flour (bleached wheat flour, niacin, reduced iron, thiamin mononitrate, riboflavin, folic acid), yellow corn flour, food starch-modified, salt, leavening (baking soda, sodium acid pyrophosphate, sodium aluminum phosphate, monocalcium phosphate, calcium lactate), spices, wheat starch, whey, corn starch. Prepared in vegetable oil ((may contain one of the following: Canola oil, corn oil, soybean oil, hydrogenated soybean oil, partially hydrogenated soybean oil, partially hydrogenated corn oil with TBHQ and citric acid added to preserve freshness), dimethylpolysiloxane added as an antifoaming agent). CONTAINS: WHEAT AND MILK

Apple Dippers:
Apples, calcium ascorbate (a blend of calcium and vitamin C) to maintain freshness and color.

Low Fat Caramel Dip:
Corn syrup, sweetened condensed whole milk, high fructose corn syrup, water, butter (cream, salt), sugar, salt, disodium phosphate, artificial flavors (vanillin, ethyl vanillin), caramel color, pectin, potassium sorbate (preservative). CONTAINS: MILK

1% Low Fat Milk Jug:
Low fat milk, vitamin A palmitate, vitamin D3. Contains 25% of the Daily Value of vitamin D.

Hamburger:
Beef Patty: 100% pure USDA inspected beef; no additives, no fillers, no extenders. Prepared with grill seasoning (salt, black pepper).

Regular Bun: Enriched flour (bleached wheat flour, malted barley flour, niacin, reduced iron, thiamin mononitrate, riboflavin, folic acid), water, high fructose corn syrup, yeast, partially hydrogenated soybean oil, soybean oil, canola oil, contains 2% or less of each of the following: salt, wheat gluten, calcium sulfate, soy flour, ammonium sulfate, calcium carbonate, calcium phosphate, monocalcium phosphate, ammonium chloride, baking soda, sorbic acid, deactivated dry yeast, dough conditioners (may contain one or more the following: distilled monoglycerides, DATEM, sodium stearoyl lactylate, calcium peroxide, ascorbic acid, azodicarbonamide, mono- and diglycerides, enzymes, guar gum), calcium propionate & sodium propionate (preservatives), soy lecithin. CONTAINS: WHEAT AND SOY.

Ketchup: Tomato concentrate from red ripe tomatoes, distilled vinegar, high fructose corn syrup, water, corn syrup, salt, natural flavors (vegetable source).

Mustard: Distilled vinegar, water, mustard seed, salt, turmeric, paprika, spice extractive.

Pickle Slices: Cucumbers, water, distilled vinegar, salt, calcium chloride, alum, potassium sorbate (preservative), natural flavors (plant source), polysorbate 80, extractives of turmeric (color).

Onions: Chopped onions.

C. PRINCIPLES GOVERNING McDONALD'S PRODUCTS ADVERTISED TO CHILDREN UNDER 12 YEARS OF AGE

As part of its commitment to the Council of Better Business Bureaus Children's Food and Beverage Advertising Initiative, McDonald's pledges that it will limit its National Advertising to children under 12 for McDonald's food to responsibly portioned meals limiting fat, saturated fat, and total sugars. That is, the Advertised Meal will provide:

- No more than 600 calories per meal;
- No more than 35 percent of calories from fat;
- No more than 10 percent of calories from saturated fat; and,
- No more than 35 percent total sugars by weight.

1. *McDonald's Principles Are Consistent With Dietary Guidelines.*

The Dietary Guidelines for Americans 2005 ("Dietary Guidelines") provide science-based advice to promote health and reduce risk of major chronic diseases through diet and physical activity.[6] The Dietary Guidelines provide guidance on total calorie intake levels for various population groups. The Dietary Guidelines also recommend overall limits on fat, saturated fat, and sugar. We have looked at the Dietary Guidelines as a primary source of our internal nutrition standards.

For example, the Dietary Guidelines recommend a calorie range for "sedentary," "moderately active" and "active" boys and girls ages 4 through 13 years of 1,200 – 2,600 calories per day. McDonald's restaurants and meals appeal to a range of families and their children. Consequently, for purposes of this pledge, we have established as our internal benchmark an average total daily caloric intake for children 4 – 8 and 9 - 13 years old of 1800 calories (reflecting an average of recommended calorie limits for all

[6] For a complete copy of the Dietary Guidelines for Americans 2005, go to www.healthierus.gov/dietaryguidelines.

age groups across all activity levels of boys and girls 4 – 13 based on the Dietary Guidelines).

The Dietary Guidelines recommend that children between the ages of 4 and 18 years should limit their calories from fat to no more than 35 percent of their daily diet. In addition, the Guidelines recommend a ceiling of 10 percent of calories from saturated fat for all Americans. With respect to sugars, the Dietary Guidelines recommend that added sugars be "kept to a minimum."

McDonald's principles for the Advertised Meal are consistent with the Dietary Guidelines. The McDonald's limits on fat and saturated fat (35 percent and 10 percent of calories, respectively) track the specific recommendations set forth in the Guidelines. McDonald's 35 percent by weight limitation on total sugars ensures a relatively minimal level of added sugars. Significantly, the McDonald's meals meeting the fat and calorie limitations of the principles invariably derive most of their sugars from foods in which sugar is naturally present, *i.e.*, milk and fruit. The 600 calorie limitation imposed by the McDonald's limitations ensures that the Advertised Meal does not contribute more than 1/3 of the average total calories children should consume.

2. McDonald's Principles Are Consistent With the Government Standards.

Responding to the growing concern about obesity in school children in the United States, the United States Department of Agriculture has called on schools to take a leadership role in helping students make healthy eating and active lifestyle choices. The agency has established the HealthierUS School Challenge, which, among other things, provides specific Criteria for Sales/Service of À La Carte and/or Vended Items sold at schools during the school day.[7] Those criteria expressly incorporate the "35-10-35" criteria as a "catch-all" standard for a la carte and vended items sold at elementary schools. In the absence of general standards for meal-type products, we are applying the "35-10-35" standard to the combination of items McDonald's sells as a meal. We note that the HealthierUS School Challenge program also sets a general calorie limit of 200 calories for à la carte and vended items. We have considered this limit in adopting as our internal standard a 600 calorie limit for a children's meal, based on an average 1800 calorie daily diet.

The Advertised Meal consists of an "entrée" or "main dish," a "side dish" or "dessert," and a "beverage." The Advertised Meal will, in its entirety, meet the "35-10-35" criteria for fat, saturated fat, and total sugars. And, at 600 calories or less, the Advertised Meal is consistent with the 200 calorie limit per item provided in the HealthierUS School Challenge program.

3. McDonald's Principles Are Consistent With Portion Control.

The Advertised Meal constitutes "portion control," because it provides the three elements of a meal in a constant format subject to an overall calorie limitation. By limiting the total calories of the Advertised Meal to 600 this ensures that the meal does not contribute more than 1/3 of the 1800 total calories children should consume in a day.

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7 For a complete copy of the HealthierUS School Challenge, go to teamnutrition.usda.gov/HealthierUS/index.html.

D. THE ADVERTISED MEAL MEETS THE PRINCIPLES.

The Advertised Meal is either a 4-piece Chicken McNuggets® Happy Meal, including Apple Dippers, Low Fat Caramel Dip, and a 236 ml "Jug" of 1% low fat milk or the Hamburger Happy Meal, including Apple Dippers, Low Fat Caramel Dip and a 236 ml "Jug" of 1% low fat milk.

The following chart sets forth the nutritional values of the McNuggets Advertised Meal:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
4-piece CHICKEN MCNUGGETS®	**64g**	**170**	**10g/90**	**2g/18**	**0g**	**450mg**
APPLE DIPPERS	**68g**	**35**	**0g/0**	**0g/0**	**6g**	**0mg**
LOW FAT CARAMEL DIP	**21g**	**70**	**.5g/5**	**0g/0**	**9g**	**35mg**
1% LOW FAT MILK	**249g**	**100**	**2.5g/20**	**1.5g/14**	**12g**	**125mg**
TOTAL	**402g**	**375**	**13g/115**	**3.5g/31.5**	**27g**	**610mg**

The McNuggets Advertised Meal meets the requirements of the nutritional principles outlined in McDonald's pledge. Specifically:

- Approximately 31 percent of the total calories are derived from fat;
- Approximately 8 percent of total calories are derived from saturated fat;
- Approximately 7 percent of the total weight of the product is made up of sugars;
- The total calories provided by the meal are 375.

Accordingly, the Advertised Meal meets the "35-10-35" criteria and is well under 600 calories.

The following chart sets forth the nutritional values of the Hamburger Advertised Meal:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
HAMBURGER	**100g**	**250**	**9g/80**	**3.5g/31**	**6g**	**520mg**
APPLE DIPPERS	**68g**	**35**	**0g/0**	**0g/0**	**6g**	**0mg**
LOW FAT CARAMEL DIP	**21g**	**70**	**.5g/5**	**0g/0**	**9g**	**35mg**
1% LOW FAT MILK	**249g**	**100**	**2.5g/20**	**1.5g/14**	**12g**	**125mg**
TOTAL	**438g**	**455**	**12g/105**	**5g/45**	**33g**	**680mg**

The Hamburger Advertised Meal meets the requirements of the nutritional principles outlined in McDonald's pledge. Specifically:

- Approximately 23 percent of the total calories are derived from fat;
- Approximately 10 percent of total calories are derived from saturated fat;
- Approximately 8 percent of the total weight of the product is made up of sugars;
- The total calories provided by the meal are 455.

Accordingly, the Advertised Meal meets the "35-10-35" criteria and is well under 600 calories.

Appendix B

Examples of Healthy Lifestyle Messaging

The following are current examples of McDonald's advertising that prominently includes "healthy lifestyle messages" designed to appeal to children. Since McDonald's advertising changes over time, these messages will also change over time.

A. INNOVATIVE WEBSITE

We recently updated our www.happymeal.com website for children in connection with our Shrek the Third and Surf's Up promotions. Focused on educating kids about the importance of their well-being and empowering them to get active, the website uses innovative technology to encourage children to engage in physical activity by rewarding them with access to fun on-line content. The site allows kids to log their offline physical activities, track their progress with children from around the world and earn energy points redeemable for digital downloads such as unique animations. Visit www.happymeal.com to see the site content.

B. RONALD McDONALD VIGNETTES

McDonald's has created three vignettes featuring Ronald McDonald that encourage kids to engage in physical activity. The vignettes are titled: 1) "Soccer"; 2) "You and I"; and 3) "Birthday Boogie". These vignettes are played during programming targeted to children under 12 years old. We provided the CBBB with copies of the vignettes.

C. WILLIE MUNCHRIGHT

McDonald's created a unique vignette based on the "Willie Munchright" characters that encourages kids to choose a balanced diet. This fun and colorful vignette is played during programming targeted to children under 12 years old. We provided the CBBB with a copy of the Willie Munchright vignette.

Denise A. Horne
Corporate Vice President
Associate General Counsel
Assistant Secretary
2915 Jorie Boulevard
Oak Brook, IL 60523
(630) 623-3154
email: denise_horne@us.mcd.com

Rule 14a-8(i)(10)

January 24, 2012

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by John Harrington

Ladies and Gentlemen:

I am the Corporate Vice President, Associate General Counsel and Assistant Secretary of McDonald's Corporation (the "Company"). The Company is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2012 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by John Harrington (the "Proponent").

We request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2012 proxy materials in reliance on Rule 14a-8(i)(10).

A copy of the Proposal and supporting statement, together with related correspondence, is attached as Exhibit 1.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its exhibits are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and its exhibits also are being sent to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin 14D require a shareholder proponent to send to the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. The Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned at denise_horne@us.mcd.com.

The Company currently intends to file its 2012 preliminary proxy materials with the Commission on or about March 5, 2012 and to file definitive proxy materials on or about April 13, 2012.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

"Resolved:

Shareholders request that the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2012 annual meeting, assessing the company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet-related diseases and other impacts on children's health. Such report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations."

BASIS FOR EXCLUSION

Rule 14a-8(i)(10) – The Company has Substantially Implemented the Proposal

A. The Exclusion

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The substantial implementation exclusion "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management." *Release No. 34-12598* (July 7, 1976). The staff has stated that "a determination that the company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (March 28, 1991). Because the Company's existing public disclosures already address the Proposal's request, the Company has substantially implemented the Proposal and therefore may exclude it from its 2012 proxy materials.

B. The Company's Existing Public Disclosures Substantially Implement the Proposal

The Company has for many years acknowledged the importance of the subject of children's health and nutrition and reported in a variety of ways and in a number of contexts on the issues raised in the Proposal. We believe our reports have been thorough and transparent and that the publication of another report on this topic, as requested by the Proponent, would not only be redundant, but would provide no meaningful "new" information about our efforts.

The topic of nutrition and well-being has been a focus area in our sustainability programs and we have regularly reported on our efforts in this regard as early as 2004. Most recently, on December 21, 2011, the Company published its 2011 Sustainability Scorecard. The 2011 Scorecard, which is attached to this letter as Exhibit 2, and is available on the Company's website, highlights the Company's focus in five key priority areas, including nutrition and well-being. [1] The Scorecard reports on efforts by McDonald's markets around the world to continue to expand food and beverage choices that contain fruits and vegetables and to grow awareness for these menu items, especially for children. The Scorecard is a recent update on the Company's efforts in this regard and supplements the extensive information on nutrition and well-being found on the Company's website. [2] (For your convenience, we have enclosed as Exhibit 3 screen shots of several pages from our website, but we invite you to explore the information directly on the site for a more complete experience.) Sections of the site devoted to nutrition and well-being include information on, among other things, "Policies and Programs," "Best Practices," "Children's Global Marketing Guidelines" and "Nutrition Information."

While many of our markets provide their own reports on their efforts in the areas of nutrition and well-being in their local languages and on their individual websites, we take this opportunity to point you to the recent commitments made by our U.S. subsidiary with regard to this important topic on our website.[3] McDonald's USA also reports extensively on its efforts with respect to nutrition and children's well-being on its website.[4] (We have enclosed several screen shots from the McDonald's USA website as Exhibit 4.)

Finally, we note that the Proponent has asked for "an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations." As disclosed in our public filings, McDonald's strategic plan is called the "Plan to Win" and focuses on the 5 P's of people, product, place, price and promotion. Our efforts under the heading of "product" in the Plan to Win include matters such as developing new products, improving existing products and evolving our menu to address changes in consumer preferences and the regulatory environment. Our plans and activities with regard to nutrition and well-being are largely subsumed within the

[1] See http://www.aboutmcdonalds.com/mcd/sustainability/2011_sustainability_scorecard.html.
[2] See http://www.aboutmcdonalds.com/mcd/sustainability/our_focus_areas/nutrition_and_well_being.html.
[3] See http://www.aboutmcdonalds.com/mcd/newsroom/electronic_press_kits/mcdonalds_usa_commitments_to_offer_improved_nutrition_choices.html.
[4] See http://www.mcdonalds.com/us/en/food/food_quality/nutrition_choices.html

"product" category of our strategic plan and inter-mixed with other activities aimed at optimizing our menu so that we will be able to continue to offer products that are relevant to changing consumer preferences. In many instances, it would be difficult (if not impossible) for the Company to distinguish between activities responsive to "public concerns and evolving public policy" from those which are simply responsive to consumer tastes, availability of products, evolution of the supply chain, or other matters that are part of our normal operational activity. As a result, we do not report separately on the financial impact of activities related to the "impacts of public concerns and evolving public policy." We do, however, recognize that public concerns and evolving public policy may at some point have an impact on financial results and accordingly disclose our views on these issues in the Company's "Risk Factors and Cautionary Statement Regarding Forward-Looking Statements" required in the Company's quarterly and annual SEC filings. For example, in the Company's Current Report on Form 8-K filed on January 24, 2012, the Company noted (on page 12 of Exhibit 99.2 to the Form 8-K) that "[o]ur operations, plans and results are also affected by regulatory and similar initiatives around the world, notably the focus on nutritional content and the production, processing and preparation of food "from field to front counter," as well as industry marketing practices." A copy of the Company's risk factors is attached as Exhibit 5.

As the above discussion demonstrates, the Company's existing public disclosures address the requirements of the Proposal, and compare favorably with its guidelines. Consequently, the Proposal is excludable in accordance with the staff's history of permitting exclusion of proposals requesting that a company or its board prepare a report on a topic that has already been addressed by existing disclosures or other publicly available documents. See *Johnson & Johnson* (February 22, 2008) (permitting exclusion of proposal requesting a report on global warming where the company had already included on its public website numerous materials relating to global warming); *The Gap, Inc.* (March 16, 2001) (permitting exclusion of proposal requesting a report on child labor practices of suppliers where the company's code of vendor conduct substantially implemented the request); *PPG Industries, Inc.* (January 19, 2004) (permitting exclusion of proposal requesting that the board issue a policy statement publicly committing to the elimination of animal testing in favor of in vitro alternatives where the company had publicly issued an animal welfare policy committing the company to use alternatives to animal testing); *Freeport-McMoRan Copper & Gold Inc.* (March 5, 2003) (permitting exclusion of proposal requesting amendment of the company's social and human rights policy and publication of a report to shareholders on implementation of the policy where the company had already adopted a human rights policy and annually issued a report on the policy).

CONCLUSION

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its 2012 proxy materials under Rule 14a-8(i)(10). We request the staff's concurrence that the Proposal may be so excluded or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (630) 623-3154. Because we will be filing a preliminary proxy statement, we would appreciate hearing from you at your earliest convenience. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at denise_horne@us.mcd.com.

Sincerely,

Denise A. Horne
Corporate Vice President,
Associate General Counsel and
Assistant Secretary

cc: John Harrington
Alan L. Dye
C. Alex Bahn
Hogan Lovells

Enclosures

<u>Exhibit 1</u>

The Proposal and Correspondence

HARRINGTON
INVESTMENTS, INC.

RECEIVED
DEC 08 2011
LEGAL DEPT.

December 6, 2011

Office of the Corporate Secretary
McDonald's Corporation
[redacted]

Dear Corporate Secretary,

As a beneficial owner of McDonald's Corporation stock, I am submitting the enclosed shareholder resolution for inclusion in the 2012 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of McDonald's Corporation common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
104 W. ANAPAMU STREET, SUITE H SANTA BARBARA, CALIFORNIA 93101
WWW.HARRINGTONINVESTMENTS.COM

Evaluating Our Company's Policy Responses and Financial Risks
Regarding the Childhood Obesity Issue

Whereas, the contribution of the fast food industry to the global epidemic of childhood obesity has become a major public issue:

- The Centers for Disease Control reports that 1 in 3 US children born in the year 2000 will develop diabetes as a result of diet.
- Childhood obesity greatly increases the risk of diabetes, hypertension, heart disease, cancers, asthma, arthritis, reproductive complications and premature death.
- A study from the Institute of Medicine of the National Academies (IOM) concluded that fast food marketing influences children's food preferences, diets and health. In 2009, the IOM recommended that local governments take actions such as adopting zoning policies that restrict fast food near schools and limiting the density of fast food restaurants in residential communities.

Growing public concerns have spurred action by policymakers:

- In August 2010, Congress subpoenaed 48 food companies, including our company, to submit data to the Federal Trade Commission regarding marketing activities and product nutrition.
- In January 2011, the USDA released 2010 Dietary Guidelines , recommending limiting the "fast food environment" as key to healthy eating.
- In January 2011, Senator Harkin introduced the HeLP America Act of 2011 to restore the rulemaking authority of the FTC to issue restrictions on unfair advertising to kids.
- In June 2011, the American Academy of Pediatrics released a policy statement calling for a total ban on child targeted television junk food advertising as well as interactive digital advertising.
- In July 2011, the U.S. Interagency Working Group on Food Marketing to Children proposed nutrition standards to limit marketing unhealthy foods to children.
- On December 1, 2011, San Francisco implemented an ordinance prohibiting toys with children's meals failing basic nutritional standards. Instead of complying with the spirit of the law, our company exploited a legal loophole to include a toy for a nominal fee with kids meals instead of meeting the nutrition standards mandated by the law. Other municipalities are currently considering passing similar measures.

A leading obesity research institution, the Yale Rudd Center on Food Policy and Obesity, recently released a study on fast food marketing and nutrition. The study reports that 21 percent more preschoolers saw McDonald's ads in 2009 than 2007. The study ranks our company's nutritional quality among the worst, and notes that our marketing especially targets Hispanic and African American children.

Resolved:

Shareholders request that the Board of Directors issue a report, at reasonable expense and excluding proprietary information, within six months of the 2012 annual meeting, assessing the company's policy responses to growing evidence of linkages between fast food and childhood obesity, diet-related diseases and other impacts on children's health. Such report should include an assessment of the potential impacts of public concerns and evolving public policy on the company's finances and operations.

charles SCHWAB
ADVISOR SERVICES

December 6, 2011

Office of the Corporate Secretary
McDonald's Corporation
[redacted]

RE: Account ***FISMA & OMB Memorandum M-07-16***
FBO John C Harrington

Dear Corporate Secretary:

Please accept this letter as confirmation of ownership of 100 shares of McDonald's Corporation (Symbol: MCD) in the account referenced above. These shares have been held continuously since December 06, 2010.

Should additional information be needed, please feel free to contact me directly at 877-393-1958 between the hours of 11:30am and 8:00pm EST.

Sincerely,

Kelsey E Elliott

Kelsey E Elliott
Advisor Services
Charles Schwab & Co. Inc.

Flores Noemi

From: TJ Faircloth [tfaircloth@stopcorporateabuse.org]
Sent: Wednesday, January 18, 2012 4:47 PM
To: Flores Noemi
Subject: Proposal response

Dear Noemi,

I apologize for my delayed response and appreciate your call yesterday. I did have a chance to speak with Mr. Harrington at length regarding your proposal to write the report as detailed in the resolution. We are extremely encouraged by your willingness to take a positive step to address our concerns and look forward to future progress.

After very thorough consideration and based on your willingness to implement a Board report, Mr. Harrington prefers, at this point, if you demonstrate your support for the resolution by recommending a "yes" vote in this year's proxy statement. We appreciate your offer and deem it a clear sign that you are willing to engage with us in constructive ways.

We look forward to further dialogue in the future. Please feel free to contact me directly with questions or additional correspondence. Thank you.

Sincerely,
TJ

--
T.J. Faircloth
Research Director
Corporate Accountability International
10 Milk Street, Suite 610
Boston, MA 02108
617-695-2525

Exhibit 2

Sustainability Scorecard

McDONALD'S
2011 GLOBAL SUSTAINABILITY
SCORECARD

- Nutrition & Well-Being
- Sustainable Supply Chain
- Environmental Responsibility
- Employee Experience
- Community

QR CODE

A QR code ("Quick Response") is a cell phone readable bar code. If your smart phone has a bar code reading application, scan each code below to be linked to more information.

This code will take you to the Sustainability section of the AboutMcDonalds.com website where you can read more about our sustainability efforts.

This code will take you to a downloadable PDF file of the 2011 Global Sustainability Scorecard.

This scorecard is printed with soybased inks on paper made from 100% post consumer waste fiber.
It is certified to the responsible forest management standards of the Forest Stewardship Council.

http://aboutmcdonalds.com/mcd/sustainability.html

CEO LETTER

Measuring Our Progress



During McDonald's more than 55 years in business, we have become one of the most recognized brands around the world. This success is both a privilege and a responsibility.

Being socially responsible is part of McDonald's heritage – and we have a long record of leadership, action and partnering to create positive change. While we can't be all things to all people, we know we can always do more. We will continue to use our size, scope and influence to make a positive difference for children, families and communities around the world. Doing so creates value for both our company and our stakeholders.

McDonald's strives to make a difference by taking action in five key areas: nutrition and well-being, sustainable supply chain, environmental responsibility, employee experience and community. We work at the restaurant level, from reducing the use of energy and other resources to supporting the local community – and at the industry and market levels, from evolving our menu to address balance and choice to promoting the use of sustainable sourcing.

In these endeavors, we continue to listen to our customers and other stakeholders and to work with outside experts and all parts of our System to make tangible progress. Our actions are guided by our Values, and we hold ourselves to high standards of honesty, fairness and integrity.

This Global Sustainability Scorecard is an example of why I am proud to lead this great brand. In these pages, you'll find the progress we've made in the last year and the goals we are trying to achieve in the future. What you will see is McDonald's commitment to always striving to better serve our customers and communities.

Jim Skinner
Vice Chairman and CEO
McDonald's Corporation

"We will continue to use our size, scope, and talent to make a positive difference for children, families and communities around the world. Doing so creates value for both our company and our stakeholders."
–Jim Skinner, CEO, McDonald's Corporation

ABOUT THIS REPORT: LESS IS MORE

As communication channels have changed, McDonald's has evolved the length and format of our corporate social responsibility reports. More and more of our information and stories are finding a more broadly accessible home on the web at aboutmcdonalds.com/mcd/sustainability.html.

This year, we have moved to a shorter, more focused "scorecard" format that focuses on progress achieved in 2010-11. As in the past, we are primarily reporting on our top nine markets: Australia, Brazil, Canada, China, France, Germany, Japan, the United Kingdom and the United States. When talking about the McDonald's "System," we refer to our owner/operators, suppliers and company employees around the world.

We have catalogued the content in this scorecard online, along with the rest of our Global Sustainability site, using the Global Reporting Initiative (GRI) framework on aboutmcdonalds.com.

MCDONALD's PRIORITIES: Achieving Sustainable Success


SUSTAINABLE SUPPY CHAIN
NUTRITION & WELL-BEING
ENVIRONMENTAL RESPONSIBILITY
OUR VALUES
EMPLOYEE EXPERIENCE
COMMUNITY





Nutrition and Well-Being

Increase awareness of fruit, vegetables and dairy options for children available on the menu

Accelerate and expand food and beverage choices containing fruits and vegetables across the menu

McDonald's continues to promote the awareness of fruit, vegetable and low-fat or fat-free dairy options for children through our advertising and promotions. For example, in September 2010, McDonald's France and Italy both introduced "free fruit" campaigns, during which fruit bags (apple slices and grapes) were offered free with every Happy Meal on selected days. In addition, McDonald's USA has pledged to promote nutrition and/or active lifestyle messages in 100% of our national communications to kids, including merchandising, advertising, digital and packaging.

McDonald's markets around the world continue to expand the food and beverage choices we offer that contain fruits and vegetables. For example, customers can now choose Fruit N' Maple Oatmeal in the U.S., the Farmer Salad in France and a side salad as a part of any Extra Value Meal in Latin America.

KEY PERFORMANCE INDICATORS[1]

OFFERING MENU CHOICE

	2006	2007	2008	2009	2010
Average number of items, per market menu, that contain at least one serving of fruit or vegetables	6.1	6.1	6.4	6.9[2]	6.9
Average number of items, per market menu, that contain at least ½ serving of fruit or vegetables	9.9	10.9	11.4	11.9[2]	15.8

[1] *Except as otherwise noted, figures are for the following markets: Australia, Brazil, Canada, China, France, Germany, Japan, the UK and the U.S.*

[2] *Does not include Brazil or France.*

FRUIT ADDED TO ALL HAPPY MEALS IN U.S. AND LATIN AMERICA

McDonald's iconic Happy Meal is changing to make parents and kids even happier. By March 2012, fruit will be automatically included in every Happy Meal served in U.S. and Latin America restaurants. Additional changes, including a new size of French Fries only available in the Happy Meal, will result in the overall reduction of calories and fat.



U.S. restaurants will continue to promote options that meet the new Council of Better Business Bureau's Food Pledge nutritional standards. In Latin America, all combinations of the Happy Meal will have less than 600 calories, which equates to one-third of the World Health Organization's daily requirement for kids ages 6 to 10.

More than 95% of McDonald's restaurants around the world offer Happy Meals with sides of fruit, vegetable or low-fat dairy as an option. By the end of 2012, every Happy Meal purchase in Canada will feature a yogurt, as well as a choice of a new small fry or apples. Carrot sticks are offered in 23 countries such as Australia and France, while corn cups are offered in 13 markets. Across Europe, 2,800 restaurants offer a four-item Happy Meal that includes a fruit or vegetable side. McDonald's Italy increased the kid appeal of fruit by offering peeled kiwi on a stick as a Happy Meal option, a creative twist that doubled the number of Happy Meals sold with fruit during the initial promotional period.

"By changing the Happy Meal to always include fruit, McDonald's is making it fun and easy for kids to eat foods that are good for them. We want to support parents and be part of the solution – helping champion generations of healthier, happier kids."
–Greg Watson, Vice President, Menu & Nutrition Strategy/ Stakeholder Engagement, McDonald's USA

"As a member of the 2010 Dietary Guidelines Advisory Committee, I applaud the commitments made by McDonald's. They have captured the intent of the Guidelines and have taken a reasoned, evidence-based approach that should have a positive health impact on the millions of children and adults McDonald's serves every day."
–Roger Clemens, Adjunct Professor of Pharmacology and Pharmaceutical Sciences, University of Southern California





Sustainable Supply Chain

Set goals and make tangible progress for priority products as identified in McDonald's Sustainable Land Management Commitment

Work with other stakeholders on next actions resulting from the Global Conference on Sustainable Beef

Reduce environmental impacts of direct suppliers by continuing to utilize the Supplier Environmental Scorecard as a continuous improvement tool

McDonald's is committed to sourcing all of our food and packaging from sustainable sources, with an initial focus on beef, poultry, coffee, palm oil, fish and fiber. In 2010, more than 36% of the virgin fiber used in our consumer packaging came from certified sources. In the area of beef, we are participating in multi-stakeholder initiatives supporting more sustainable beef in Europe, Australia, South America and globally. Our 2011 Environmental Scorecard results indicate that many suppliers are leveraging this tool to improve their environmental performance.

KEY PERFORMANCE INDICATORS[1]

	2006	2007	2008	2009	2010
ENVIRONMENTAL IMPACTS OF CONSUMER PACKAGING[2]					
Amount of packaging used, by weight, per thousand units (in lbs)[3]	11.33[4]	11.61[4]	11.74	11.56[5]	11.55
% of packaging material that is made from recycled content	33.1%[4]	29.8%[4]	30.8%	28.7%[5]	29.3%
Percent of packaging derived from certified sources[6]	N/A	N/A	N/A	31%	36.9%
ANIMAL WELFARE					
% of supplier meat (including beef, pork and poultry) processing plants audited	N/A	99%	97%	100%	100%
% of supplier meat processing plants that received a passing score on their first or second audit	N/A	99%	99%	100%	100%
SUPPLIER WORKPLACE ACCOUNTABILITY[7]					
% of food, packaging, equipment, development and marketing suppliers that have signed the Code of Conduct	93.5%	92%	95%	79%[8]	95%[8]
% of supplier facilities completing their online assessments on schedule	N/A	N/A	N/A	91%[9]	74%[9]

MCDONALD'S SOURCES 99% OF FISH WORLDWIDE FROM MSC-CERTIFIED FISHERIES

Over the past 10 years, McDonald's commitment to sustainable sourcing has been best exemplified by our global Sustainable Fisheries program. We have global purchasing standards and perform annual assessments of all suppliers by the Sustainable Fisheries Partnership (SFP). As a result, 99% of our fish worldwide comes from Marine Stewardship Council (MSC)-certified fisheries (100% in the U.S., Australia, Canada and Europe).



Our actions have helped us become a catalyst for industry-wide change. For example, McDonald's USA has phased out the purchase of Russian Pollock due to unsustainable practices. In Asia-Pacific, McDonald's has supported a more sustainable fish supply by identifying alternative species that meet our quality and taste standards.

Most recently, McDonald's Europe certified our 7,000 European restaurants to the MSC Chain of Custody traceability standard. As a result, the almost 100 million Filet-O-Fish portions served in Europe will now bear the MSC-certified label. McDonald's is the first restaurant company to offer MSC-certified sustainable fish throughout Europe.

The map above includes the MSC-certified fisheries from which McDonald's Europe sources.

"We're proud to offer MSC labelled fish at an affordable price to millions of our customers across Europe. It's a recognisable independent accreditation of McDonald's global sustainable fish standard which has been in place for 10 years."

–Keith Kenny, Senior Director Supply Chain, McDonald's Europe

"McDonald's led the way in implementing a fish sustainability strategy and continues to help drive industry progress."

–Jim Cannon, Sustainable Fisheries Partnership

[1] Except as otherwise noted, figures are for the following markets: Australia, Brazil, Canada, China, France, Germany, Japan, the UK and the U.S.

[2] Does not include pre-packaged items such as salad dressings.

[3] In 2010, we changed our weight metric from "pounds per transaction" to the current metric because the number of transactions varies significantly from market to market. By using "pounds per thousand units", we are able to get a more accurate and fair assessment of performance across markets.

[4] Not including China.

[5] Not including Brazil.

[6] Includes additional European and Asia Pacific markets: Spain, Hong Kong, Korea, Taiwan, Philippines, Singapore, Indonesia, Malaysia, India, New Zealand and South Africa. Does not include Latin America.

[7] Our Supplier Workplace Accountability program has expanded and improved between 2009 and 2011. The total number of suppliers participating in the program has grown significantly, impacting the percentages of both suppliers signing our Code of Conduct and facilities completing their online assessments between 2009 and 2010. We expect both metrics to continue to improve in 2011.

[8] Total number of suppliers at end of year: 2009: 547; 2010: 1602.

[9] 2009: 1737 of 1913 facilities; 2010: 1989 of 2675 facilities.


McDonald's



Environmental Responsibility

Increase adoption of energy-efficient equipment and technology in restaurants

Improve tracking of restaurant energy consumption data

Increase energy awareness and education across the System to continue to realize savings to the bottom line and benefits to the environment

In 2011, McDonald's developed better, more reliable energy-related metrics, with a focus on company-owned restaurants. All top nine markets have made measurable progress in energy data gathering and reporting capabilities.

We also introduced "energy bundles"– packages of recommended restaurant improvements that combine simple changes like energy-efficient lighting with newer tools such as occupancy sensors. Working with suppliers, we made available for purchase more than 90 pieces of more energy-efficient equipment. Across all markets, our reduction efforts are enabling our restaurant energy use to remain steady, despite increases in restaurant hours, equipment and menu items. We also continue to recognize and share best practices through our McDonald's Global Best of Green website, which will be updated for the third time in 2012.

KEY PERFORMANCE INDICATORS[1]

ENERGY USAGE IN THE RESTAURANT

	2006	2007	2008	2009	2010
Kilowatt hours used per transaction count (kWh/GC)[2]	1.15	1.15	1.76[3]	1.68[4]	1.77[5]

[1] *Except as otherwise noted, figures are for the following markets: Australia, Brazil, Canada, China, France, Germany, Japan, the UK, and the U.S.*

[2] *The data and methodology for calculating the energy KPI for 2008 -2010 differ from years prior. Unlike 2006 and 2007, the 2008 – 2010 data include estimated energy usage beyond electricity, such as natural gas, propane and fuel oil.*

[3] *Does not include data from Australia, Brazil or China. Restaurants for which data are reported represent approximately 19% of total restaurants as of December 31, 2008.*

[4] *Does not include data from Australia, Brazil or China. Restaurants for which data are reported represent approximately 18% of total restaurants as of December 31, 2009.*

[5] *Restaurants for which data are reported represent approximately 36% of total restaurants as of December 31, 2010.*

BRAZIL RESTAURANTS LOWER ENERGY COSTS TO PRE-2007 LEVELS

Between 2008 and today, McDonald's almost 600 restaurants in Brazil (operated by licensee Arcos Dorados) have reduced environmental impact and improved restaurant profitability through the "Programa de Energia ABC+." The program improves energy-related practices in restaurants, applies new technology and better manages commercial energy contracts and agreements.



Restaurants implemented changes ranging from training and the use of LED lights and solar window film to the installation of energy management panels. As a result, Brazil's country-wide and per-restaurant energy costs as of August 2011 were below 2007 levels, despite a dramatic increase in restaurant operating hours and menu items, as well as market energy rate increases of 12%. Without the program, per-restaurant costs would have been more than 20% higher.

McDonald's is also addressing this issue on a global scale, including measurement and best practice sharing efforts led by Worldwide Energy Director Roy Buchert. We recently participated in Environmental Defense Fund's Climate Corps fellowship program in which a specially trained MBA candidate helped create the first of several videos designed to educate employees on McDonald's commitment to sustainability, and additional ways to reduce an average restaurant's energy consumption by up to 10%.

"Sustainable initiatives, such as the "Programa de Energia ABC+" [ABC+ Energy Program], generate actual results that can be used to quantify the benefits both for the environment and our own business. Our planet's natural resources are finite, but can be responsibly managed based on decisions made within our restaurants and our production chain, and in our daily choices."

–Flávia Vigio, Vice President, Corporate Communications, Arcos Dorados

"McDonald's ongoing energy efficiency work, including its participation in EDF's Climate Corps program, shows the company's understanding that reducing energy use is as good for business as it is for the environment. We look forward to continuing to work with McDonald's in the future."

–Victoria Mills, Managing Director, Environmental Defense Fund



Employee Experience

Energize restaurant crew and managers and differentiate McDonald's as an employer of choice through continuous and aligned focus on the global Employee Value Proposition

Identify ways to bring McDonald's Values to life at the restaurant level, enhancing employee commitment and the customer experience

McDonald's global Employee Value Proposition (EVP) continues to be the focus of people plans across our markets. In 2011, more than 70 countries began using the "Employee Value Index," a measure derived from the Crew Commitment Survey that assesses how well markets are executing around the attributes of the EVP – friends and family, flexibility and future. In the area of values, our top markets will have completed plans to activate the values in their restaurants by the end of the year.

In 2011, McDonald's was ranked #8 in Fortune's Best Global Companies to Work For and Best Companies for Leaders lists. We were also a proud recipient of the prestigious Catalyst Award, recognizing progress in women's career development and advancement.

KEY PERFORMANCE INDICATORS[1]

OPPORTUNITY, TRAINING AND DEVELOPMENT

	2006	2007	2008	2009	2010
% of company-owned restaurants with HU-certified managers	N/A	N/A	93.3%	96.2%	96.2%
% of crew members satisfied that they receive the training needed to do a good job	82%	84%	85%[2]	83%[3]	86.9%[4]
% of managers who feel the person they report to supports their professional development	82%[5]	83%[3]	82%[2]	83%[6]	85.1%[4]
MANAGEMENT OPPORTUNITIES FOR WOMEN					
% of worldwide top management team (VP and above) who are women	26.4%	26.7%	27%	26.5%	28.1%
% of company-owned restaurant managers who are women	46.2%	49%	47%	49%[7]	50.7%[8]

[1] *Except as otherwise noted, figures are for the following markets: Australia, Brazil, Canada, China, France, Germany, Japan, the UK, and the U.S. Data for restaurant employees are for company-operated restaurants.*

[2] *Not including Canada.*

[3] *Not including China and France.*

[4] *Not including Canada and Brazil.*

[5] *Not including Canada and Japan.*

[6] *Not including China, France, and Canada.*

[7] *Not including Brazil.*

[8] *Not including Brazil and China.*

MCDONALD'S UK MAKES CREW TRAINING COUNT

McDonald's crew and restaurant managers in the United Kingdom can earn nationally recognized educational qualifications that increase their employability. The program enables employees to work toward English and math literacy certificates, apprenticeships in hospitality and diplomas in shift management. Starting in 2011, McDonald's is also offering restaurant managers the opportunity to gain a vocational Foundation Degree in Managing Business Operations.



To date, 8,800 crew members have completed apprenticeships, 4,300 shift managers have completed their diplomas and more than 50 restaurant managers have begun working toward their Foundation Degree. The qualifications program was an important factor in McDonald's recent ranking in the "Sunday Times 25 Best Companies to Work For in the UK" list.

McDonald's employees in seven other countries around the world can obtain some form of college credit for their training. For example, in the U.S., the average restaurant manager completes the equivalent of approximately 21 credit hours – one semester of college – that can be transferred to many public and private schools and applied toward a two- or four-year degree.

"Whether people join McDonald's for two weeks' work experience or a full-time job, the aim is to help them build their confidence, gain transferable skills and fulfill their potential. We want to attract and retain the most talented people, and we recognise that our people are looking for more than just a job. Our people get the opportunity to climb our ever-expanding career ladder and we offer them a uniquely broad and inclusive array of qualifications which they can gain, on the job, alongside their on-going training."

–Jez Langhorn, Chief People Officer, McDonald's UK

"Leaders, managers and trainers at all levels are exceptionally committed to the apprenticeship programme. It is valued highly and seen as being an important qualification for staff and in helping to improve business performance. Since the apprenticeship started, productivity and efficiency have increased and staff confidence and competencies have improved... The programme is an integral part of career development within McDonald's."

–Office for Standards in Education, Children's Services and Skills (OFSTED), October 2010 inspection report





Community

Leverage local and global resources to have greater impact on children, families and communities

Increase financial and volunteer support to Ronald McDonald House Charities through communication outreach

Increase participation in the corporate volunteer program

McDonald's supports Ronald McDonald House Charities® (RMHC®) in multiple ways. Since 2002, countries around the world have raised more than $170 million during McHappy Day/Give a Hand events. In 2010, participating restaurants in the U.S. began making a contribution from the sale of each Happy Meal® and Mighty Kids Meal®. In 2011, RMHC Donation Boxes in the U.S. are projected to reach more than $27 million in customer contributions.

Participation rates in McDonald's formal corporate volunteer program continue to rise and currently stand at close to 35%. In preparation for the 2012 Olympics, McDonald's UK is providing expertise, materials and facilities to help the London Organizing Committee attract, select and train the 70,000 volunteers needed to make the Games a success.

KEY PERFORMANCE INDICATORS

PHILANTHROPIC ACTIVITIES (WORLDWIDE)

	2006	2007	2008	2009	2010
Total corporate cash and in-kind contributions	$13.6M	$10.6M	$15.2M	$19M	$24M

LOCAL ECONOMIC IMPACTS[1]

	2006	2007	2008	2009	2010
Total capital expenditures in top 9 markets (investments in new and existing restaurants)	$1.7B	$1.8B[2]	$1.8B[2]	$1.5B[2]	$1.5B[2]

[1] *Except as otherwise noted, figures are for the following markets: Australia, Brazil, Canada, China, France, Germany, Japan, the UK, and the U.S.*

[2] *Not including Brazil.*

MCDONALD'S JAPAN OWNER/ OPERATOR SUPPORTS COMMUNITY AFTER EARTHQUAKE

McDonald's owner/operators give back to their communities every day, but their role becomes especially important in the wake of natural disasters. In March 2011, a magnitude 9.0 earthquake and tsunami caused significant damage and loss of life in Japan's Tohoku region. Hidenobu Hosoda operated 27 McDonald's restaurants in the area at that time. He focused initially on confirming the safety of his staff, restaurant crew and their families. Working with McDonald's Japan and suppliers, he distributed food and water among his people and shared the surplus with local evacuation centers.



Hosoda's team opened the first "restored" McDonald's restaurant just 12 days after the earthquake. More than 100 people lined up in front of the store, and crew members served food with a smile despite being affected by the disaster. Recognizing this as a powerful symbol of resilience in the community, Hosoda and his team worked diligently to open his remaining stores one by one.

Hosoda's team did not work alone. McDonald's Japan supported owner/ operators across the country with supplies, relief teams and other assistance. In addition, McDonald's Japan donated 100 million yen and McDonald's Corporation contributed US $2 million to the Red Cross's earthquake relief efforts.

"As we recovered from the earthquake, all I could do was to reopen McDonald's stores as early as possible so I could bring back smiles to the faces of customers and staff, even for a little while. After facing a life and death situation, my love for the McDonald's brand grew even stronger."

–Hidenobu Hosoda, Owner/ Operator, Japan Miyagi prefecture

"I was so grateful for the relief supply and monetary support that McDonald's provided right after the disaster of March 11. It made me thankful that I was a McFamily member receiving support and encouragement from McDonald's head office and the community."

–Sachiko Endo, Swing Manager, Minato Kazuma Yoke Benimaru restaurant, Japan

OUR VALUES

We aspire to be our customers' favorite place and way to eat... to achieve this mission, our actions as individuals and as a System, must reflect our values.

WE PLACE THE CUSTOMER EXPERIENCE AT THE CORE OF ALL WE DO

Our customers are the reason for our existence. We demonstrate our appreciation by providing them with high-quality food and superior service, in a clean, welcoming environment, at a great value. Our goal is Quality, Service, Cleanliness and Value (QSC&V) for each and every customer, each and every time.

WE ARE COMMITTED TO OUR PEOPLE

We provide opportunity, nurture talent, develop leaders and reward achievement. We believe that a team of well-trained individuals with diverse backgrounds and experiences, working together in an environment that fosters respect and drives high levels of engagement, is essential to our continued success.

WE ARE COMMITTED TO THE MCDONALD'S SYSTEM

McDonald's business model, depicted by the "three-legged stool" of owner/operators, suppliers, and company employees, is our foundation, and the balance of interests among the three groups is key.

WE OPERATE OUR BUSINESS ETHICALLY

Sound ethics is good business. At McDonald's we hold ourselves and conduct our business to high standards of fairness, honesty and integrity. We are individually accountable and collectively responsible.

WE GIVE BACK TO OUR COMMUNITIES

We take seriously the responsibilities that come with being a leader. We help our customers build better communities, support Ronald McDonald House Charities and leverage our size, scope and resources to help make the world a better place.

WE GROW OUR BUSINESS PROFITABLY

McDonald's is a publicly traded company. As such, we work to provide sustained profitable growth for our shareholders. This requires a continuing focus on our customers and the health of our System.

WE STRIVE CONTINUALLY TO IMPROVE

We are a learning organization that aims to anticipate and respond to changing customer, employee and System needs through constant evolution and innovation.

2011-2012 GLOBAL SUSTAINABILITY GOALS

McDonald's aims to make concrete progress on the following goals between now and the end of 2012:

NUTRITION AND WELL-BEING

Increase awareness of fruit, vegetables and dairy options for children available on the menu

Accelerate and expand food and beverage choices containing fruits and vegetables across the menu

SUSTAINABLE SUPPLY CHAIN

Set goals and make tangible progress for priority products as identified in McDonald's Sustainable Land Management Commitment

Work with other stakeholders on next actions resulting from the Global Conference on Sustainable Beef

Reduce environmental impacts of direct suppliers by continuing to utilize the Supplier Environmental Scorecard as a continuous improvement tool

ENVIRONMENTAL RESPONSIBILITY

Increase adoption of energy-efficient equipment and technology in restaurants

Improve tracking of restaurant energy consumption data

Increase energy awareness and education across the System to continue to realize savings to the bottom line and benefits to the environment

EMPLOYEE EXPERIENCE

Energize restaurant crew and managers and differentiate McDonald's as an employer of choice through continuous and aligned focus on the global Employee Value Proposition

Identify ways to bring McDonald's Values to life at the restaurant level, enhancing employee commitment and the customer experience

COMMUNITY

Leverage local and global resources to have greater impact on children, families and communities

Increase financial and volunteer support to Ronald McDonald House Charities through communication outreach

Increase participation in the corporate volunteer program

Exhibit 3

Nutrition and Well-Being Information



Nutrition and Well-Being

Giving Our Customers Quality, Choice, and Value

Whether it's a quick breakfast, lunch on the go or dinner with the kids, customers come to McDonald's for quality food at a great value. Our goal is to continuously improve our classic offerings and increase the number and variety of new options that deliver the great taste and balance our customers seek.

In addition to an evolving array of menu items, we also offer many ways for customers to learn about the nutrition information of our food. We pay particular attention to our offerings for children and how we communicate about them to both kids and their parents.

There continues to be concern about obesity rates and related risks to human well-being among consumers, governments, NGOs, and health and nutrition experts. We take these issues seriously and are working to do what we can to positively influence the situation. We know we cannot address this problem alone, but we are committed to being part of the solution.

With guidance from our Global Advisory Council (GAC), we continue to evolve our overall approach, while supporting our individual markets in meeting the specific needs and requirements of their local cultures and governments. Since 2004, the GAC has provided McDonald's guidance on key areas such as global nutrition labeling, McDonald's "What I Eat, What I Do" children's well-being platform, the development of internal metrics to gauge our progress, and approaches for motivating children to eat more fruits and vegetables.

Read more about Nutrition and Well-Being in our Sustainability Library:

- Nutrition & Well-Being Policies and Programs
- Nutrion & Well-Being Best Practices
- Global Advisory Council
- Children's Global Marketing Guidelines
- Implementing the Global Marketing Guidelines
- Nutrition Information

Sustainability

Our Focus Areas
Nutrition & Well-Being
Stories & Accomplishments
Progress
Goals & Challenges Ahead
Sustainable Supply Chain
Environmental Responsibility
Employee Experience
Community
Signature Programs
Sustainability Library
2011 Sustainability Scorecard








Let's Talk

/ Our Focus Areas / Nutrition & Well-Being / Stories & Accomplishments



Nutrition and Well-Being

Stories & Accomplishments

- Fruit Added to All Happy Meals in the U.S. and Latin America
- Choice for the Whole Family
- Making Fruits and Vegetables Fun

Fruit Added to All Happy Meals in the U.S. and Latin America

McDonald's iconic Happy Meal is changing to make parents and kids even happier. By March 2012, fruit will be automatically included in every Happy Meal served in U.S. and Latin America restaurants. Additional changes, including a new size of French Fries only available in the Happy Meal, will result in the overall reduction of calories and fat.

U.S. restaurants will continue to promote options that meet the new Council of Better Business Bureau's Food Pledge nutritional standards. In Latin America, all combinations of the Happy Meal will have less than 600 calories, which equates to one-third of the World Health Organization's daily requirement for kids ages 6 to 10.

More than 95% of McDonald's restaurants around the world offer Happy Meals with sides of fruit, vegetable or low-fat dairy as an option. By the end of 2012, every Happy Meal purchase in Canada will feature a yogurt, as well as a choice of a new small fry or apples. Carrot sticks are offered in 23 countries such as Australia and France, while corn cups are offered in 13 markets.

Across Europe, 2,800 restaurants offer a four-item Happy Meal that includes a fruit or vegetable side. McDonald's Italy increased the kid appeal of fruit by offering peeled kiwi on a stick as a Happy Meal option, a creative twist that doubled the number of Happy Meals sold with fruit during the initial promotional period.



"By changing the Happy Meal to always include fruit, McDonald's is making it fun and easy for kids to eat foods that are good for them. We want to support parents and be part of the solution – helping champion generations of healthier, happier kids."

– Greg Watson, Vice President
Menu & Nutrition Strategy / Stakeholder Engagement
McDonald's USA

"As a member of the 2010 Dietary Guidelines Advisory Committee, I applaud the commitments made by McDonald's. They have captured the intent of the Guidelines and have taken a reasoned, evidence-

Sustainability

Our Focus Areas
Nutrition & Well-Being
Stories & Accomplishments
Progress
Goals & Challenges Ahead
Sustainable Supply Chain
Environmental Responsibility
Employee Experience
Community
Signature Programs
Sustainability Library
2011 Sustainability Scorecard








Let's Talk

based approach that should have a positive health impact on the millions of children and adults McDonald's serves every day."

– Roger Clemens,

Adjunct Professor of Pharmacology and Pharmaceutical Sciences,

University of Southern California

Choice for the Whole Family

McDonald's is enhancing the nutrition profile of core products while continuing to introduce a range of new choices. For example:

- Lower Sodium Chicken – McDonald's Canada has reduced the amount of sodium in all of its menu items featuring grilled chicken. For example, the Chicken Snack Wrap includes a sodium-reduced tortilla, chicken and ranch sauce, resulting in a total sodium reduction of nearly one third (32%).
- Whole Grain Any Time –All U.S. restaurants have begun offering "Fruit & Maple Oatmeal," a delicious and wholesome snack that has two servings of whole grains, a half cup of fruit, maple flavor, brown sugar and a touch of cream. Available all day, it is low in fat, an excellent source of fiber, a good source of Vitamin C and only 290 calories.
- Heart Foundation Tick-Approved Meals – McDonald's Australia works with the Heart Foundation to identify McDonald's meals that meet the strict criteria needed to earn the Heart Foundation Tick. This symbol indicates for customers that the meals have been independently tested and contain less than 2% saturated fat, virtually no trans-fat and at least one serving (75g) of vegetables.

Making Fruits and Vegetables Fun

In May 2010, McDonald's launched a Global Happy Meal promotion featuring the characters from DreamWorks' Shrek Forever After™. The promotion ran in the majority of our major markets and was translated into nine languages.

Advertising and packaging featured fruit, vegetable and dairy items such as carrots, apple slices or milk. There were also interactive games such as a pop-out Puss in Boots who makes drinking milk more fun. Online activities included:

- Animated music videos featuring fun characters like the "Yummivore" and focusing on fruits, vegetables and dairy
- Interactive games featuring Shrek and his friends choosing fruits and vegetables
- Celebrity lunch examples detailing what food choices Shrek characters prefer

Like all of our advertising, this campaign followed our Children's Global Marketing Guidelines.

Read more about Nutrition & Well Being in our Sustainability Library:

- Nutrition & Well Being Policies and Programs
- Nutrion & Well Being Best Practices
- Marketing Responsibility to Children
- Nutrition Information



Nutrition and Well-Being

Progress Against Our Goals

+++ +++ MET GOAL **Increase awareness of fruit, vegetables and dairy options for children available on the menu**

+++ +++ MET GOAL **Accelerate and expand food and beverage choices containing fruits and vegetables across the menu**

McDonald's continues to promote the awareness of fruit, vegetable and low-fat or fat-free dairy options for children through our advertising and promotions. For example, in September 2010, McDonald's France and Italy both introduced "free fruit" campaigns, during which fruit bags (apple slices and grapes) were offered free with every Happy Meal on selected days. In addition, McDonald's USA has pledged to promote nutrition and/or active lifestyle messages in 100% of our national communications to kids, including merchandising, advertising, digital and packaging.

McDonald's markets around the world continue to expand the food and beverage choices we offer that contain fruits and vegetables. For example, customers can now choose Fruit N' Maple Oatmeal in the U.S., the Farmer Salad in France and a side salad as a part of any Extra Value Meal in Latin America.

Nutrition and Well-Being Key Performance Indicators[1]

Since first establishing key performance indicators in 2006, we have continued to refine our approach to gathering and evaluating quantitative measures of our performance. In addition, we continue to evaluate options for additional and/or alternative key performance indicators that contribute to our continuous improvement goals and meet the transparency expectations of our stakeholders.

Offering Menu Choice:

	2006	2007	2008	2009	2010
Average number of items, per market menu, that contain at least one serving of fruit or vegetables	6.1	6.1	6.4	6.9[2]	6.9

Sustainability
Our Focus Areas
Nutrition & Well-Being
Stories & Accomplishments
Progress
Goals & Challenges Ahead
Sustainable Supply Chain
Environmental Responsibility
Employee Experience
Community
Signature Programs
Sustainability Library
2011 Sustainability Scorecard


Download the 2011 Global Sustainability Scorecard






Let's Talk

	2006	2007	2008	2009	2010
Average number of items, per market menu, that contain at least ½ serving of fruit or vegetables	9.9	10.9	11.4	11.9[2]	15.8

[1] Except as otherwise noted, figures are for our nine largest markets: Australia, Brazil, Canada, China, France, Germany, Japan, U.K., and the U.S.

[2] Data does not include Brazil or France.



Nutrition and Well-Being

2010 - 2012 Goals

- Increase awareness of fruit, vegetables and dairy options for children available on the menu
- Accelerate and expand food and beverage choices containing fruits and vegetables across the menu

Challenges Ahead

It is clear that nutrition and well-being will remain a topic of significant interest to society for the foreseeable future. Opinions on how to address the challenges will continue to evolve, and McDonald's will continue to listen, learn and identify ways to do more.

The world is changing, and consumer expectations continue to evolve. That's why McDonald's continues to provide expanded menu choices and nutrition information to our consumers. Local regulatory actions related to nutritional content, information-sharing and marketing are increasing. McDonald's will continue not only to meet these changing regulations, but also to provide leadership and dialogue with experts and third parties, using our influence, skills and resources to play a role in this arena. We will do our part, and look for ways to join others to do more.

Sustainability

Our Focus Areas
Nutrition & Well-Being
Stories & Accomplishments
Progress
Goals & Challenges Ahead
Sustainable Supply Chain
Environmental Responsibility
Employee Experience
Community
Signature Programs
Sustainability Library
2011 Sustainability Scorecard









Exhibit 4

McDonald's USA Information

Food > Nutrition

It's all about delicious choices

Nutrition

Changing. Together.

It started with you. Moms and dads are trying hard to get their kids to be more nutrition-minded. We listened. That's why our popular Happy Meals will have fewer calories and include a side of fruit. It's why our Chicken McNuggets now have less sodium. And why our national communications to kids will champion their well-being.

And that's just the beginning. We're committed to giving you more delicious choices to feel good about in the months and years to come. Because we all have the same goal: making sure the things your kids love are things you can feel good about.

Press Release

Get the full details of McDonald's commitment to a nutrition-minded future.

Read more

Questions & Answers

Have questions about the changes we're making? We've got answers.

Take a look

Kids' Nutrition



You might be surprised at how seriously we take your child's nutritional needs.

Read more

Balancing Busy Lives



Eating right isn't always easy – we have lots of menu choices to help you.

Take a look

Food Quality

Nutrition

Kids' Nutrition

Balancing Busy Lives

See What We're Made Of

Trends & Innovation


Delicious starts right here.


From fryer to fuel: McDonald's recycles.


Family fun starts with Happy Meals.

Food / Nutrition

Nutrition Info

Detailed nutritional information for McDonald's menu items.

Download the pdf (135KB)

Ingredients

At-a-glance ingredient and allergen information for McDonald's menu items.

Download the pdf (49KB)

My Meal Builder

Hungry for McDonald's nutrition information? Browse our menu, create a meal and compare nutrition info here.

Create a meal

Follow Like

Food / Nutrition / Kids' Nutrition



Kids' Nutrition

Not to boast, but we know that kids everywhere *love* McDonald's. And we view this as a huge responsibility. Family life is busier than ever these days, and it's a challenge to strike a balance between grabbing a quick bite and choosing a meal based on a variety of choices. When it comes to eating well and having fun, we can help.

Food to Feel Good About

Join our Director of Nutrition for a good look at our menu

Read more

Get Moving, Stay Active

Active play can help burn calories while they have fun.

Come play!

Happy Meals & More

Learn about our food quality and safety commitments

Take a look

Food Quality
Nutrition
Kids' Nutrition
Food To Feel Good About
Get Moving, Stay Active
Happy Meals and More
Balancing Busy Lives
See What We're Made Of
Trends & Innovation









Balancing Busy Lives

We want you to have fun, enjoy the food you love, and, if you're watching your calories or have other diet-related concerns, stay within your goals for the day. We've come up with some ways to change it up, switch it out, and enjoy the variety of our menu.

A Balancing Act

Keeping balance, variety and moderation on your menu

Find out how

Simple Steps

Tips from our registered dietitians on dealing with diet related concerns.

Download our PDFs

Meal Comparisons

Ever wondered how a meal you serve at home stacks up to a Happy Meal? You might be surprised.

Read more

Food Quality

Nutrition

Kids' Nutrition

Balancing Busy Lives

A Balancing Act

Simple Steps

Meal Comparisons

See What We're Made Of

Trends & Innovation


Changing Together.


Go way back with us.


Innovators and History Makers

Food / Nutrition / Kids' Nutrition / Happy Meals and More



Happy Meals & More

We take fun food really seriously. And parents can feel good knowing that we offer choices that can help kids learn to make smart menu decisions. Take a look at our Happy Meals right here, or visit the website for the latest news.

We want parents to trust that at McDonald's, kids can get what they need to live active, balanced lives. In fact, we enlisted a team of moms from across the country to dig deep into the McDonald's system.

Your kids are one of the reasons we take food safety and quality so seriously. We're proud that our quality and safety standards are among the highest in the restaurant industry.

And did you know that we serve many of the same trusted brands available at your local grocery store? We proudly serve Tyson®, Dean® and Newman's Own® products, just to name a few.



Food Quality

Nutrition
Kids' Nutrition
Food To Feel Good About
Get Moving, Stay Active
Happy Meals and More
Balancing Busy Lives
See What We're Made Of
Trends & Innovation




Freedom in a bowl.


Your party.
Our place.

We even look at the way we talk about Happy Meals in the media. Our Children's Marketing Global Guidelines ensure that our advertising and marketing is clear, appropriate, truthful, and that it addresses age-appropriate communications to children.

We've also worked with the Better Business Bureau's Children's Food and Beverage Advertising Initiative and Children's Advertising Review Unit. A voluntary self-regulation program, the Initiative is designed to shift the mix of advertising messaging to children towards encouraging healthier dietary choices and healthy lifestyles.

Exhibit 5

Risk Factors

Table of Contents

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information on this report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. The most important of these is whether we can remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our global operating environment. The IEO segment of the restaurant industry, although largely mature in our major markets, is highly fragmented and competitive. The IEO segment has been contracting in many markets, including some major markets, due to unfavorable economic conditions, and this may continue. Persistently high unemployment rates in many markets have also increased consumer focus on value and heightened pricing sensitivity. Combined with increasing pressure on commodity and labor costs, these circumstances affect restaurant sales and margin growth despite the strength of our brand and value proposition. We have the added challenge of the cultural, economic and regulatory differences that exist within and among the more than 100 countries where we operate. Initiatives we undertake may not have universal appeal among different segments of our customer base and can drive unanticipated changes in guest counts and customer perceptions. Our operations, plans and results are also affected by regulatory and similar initiatives around the world, notably the focus on nutritional content and the production, processing and preparation of food "from field to front counter," as well as industry marketing practices.

These risks can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales and profits depends largely on how well we execute the Plan to Win.

The Plan to Win addresses the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond effectively to trends or other factors that affect the IEO segment and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about us, all of which can drive popular perceptions of our business or affect the willingness of other companies to enter into site, supply or other arrangements or alliances with us;
- The risks associated with our franchise business model, including whether our franchisees and developmental licensees will have the experience and financial resources to be effective operators and remain aligned with us on operating, promotional and capital-intensive initiatives and the potential impact on us if they experience food safety or other operational problems or project a brand image inconsistent with our values, particularly if our contractual and other rights and remedies are limited by local law or otherwise, costly to exercise or subject to litigation;
- Our ability to drive restaurant improvements that achieve optimal capacity, particularly during peak mealtime hours, and to motivate our restaurant personnel and our franchisees to achieve consistency and high service levels so as to improve consumer perceptions of our ability to meet expectations for quality food served in clean and friendly environments;
- Whether our restaurant reimaging and rebuilding plans, which remain a priority, are targeted at the elements of the restaurant experience that will best accomplish our goals and whether we can complete our plans as and when projected;
- The costs and operational risks associated with our increasing reliance on information technology (including our point-of-sale and other in-store technology systems or platforms), including the risk that we will not realize fully the benefits of our investments in technology, which we are accelerating, as well as the potential for system failures, programming errors or breaches of security involving our systems or those of third-party operators of our systems;
- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires trust and confidence;
- Our ability to respond effectively to adverse perceptions about the quick-service category of the IEO segment or about our products (including their nutritional content), promotions and premiums, such as Happy Meals (collectively, our products), how we source the commodities we use, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The impact of social media and other mobile communications or photo applications that can be used to promote adverse perceptions of our operations or those of our suppliers, or to promote or threaten boycotts or other actions involving us or our suppliers, with significantly greater speed and scope than traditional media outlets;
- The success of our tiered approach to menu offerings and our ability to introduce new offerings, as well as the impact of our competitors' actions, including in response to our menu changes, and our ability to continue robust menu development and manage the complexity of our restaurant operations;
- Our ability to differentiate the McDonald's experience in a way that balances consumer value with margin expansion, particularly in markets where pricing or cost pressures are significant or have been exacerbated by the current challenging economic and operating environment;
- The impact of pricing, marketing and promotional plans on sales and margins and our ability to adjust these plans to respond quickly to changing economic conditions;
- The impact of events such as boycotts or protests, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;
- Our ability to recruit and retain qualified local personnel to manage our operations and growth, particularly in certain developing markets; and
- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market or daypart (e.g., breakfast). To mitigate the impact of these conditions, we may take promotional or other actions that adversely affect our margins, limit our operating flexibility or result in charges or restaurant closings. Some macroeconomic conditions have an even more wide-ranging and prolonged impact. The current environment has been characterized by weak economies, persistently high unemployment rates, inflationary pressures and extreme volatility in financial markets worldwide, which has been exacerbated by the significant uncertainty associated with the ongoing sovereign debt crisis in certain Eurozone countries. This environment has adversely affected both business and consumer confidence and spending, and uncertainty about the long-term investment environment could further depress capital investment and economic activity. These unfavorable conditions are expected to persist for the foreseeable future in many of our most important markets. The key factors that can affect our operations, plans and results in this environment are the following:

- Whether our strategies will be effective in enabling the significant continued market share gains that we have included in our plans, while at the same time enabling us to achieve our targeted operating income growth, despite the uncertain economic outlook, resurgent competitors and a more costly and competitive advertising environment;
- The effectiveness of our supply chain management to assure reliable and sufficient product supply on favorable terms;
- The impact on consumer disposable income levels and spending habits of governmental actions to manage national economic matters, whether through austerity or stimulus measures and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers;
- The impact on restaurant sales and margins of recent volatility in commodity and gasoline prices, which we expect will continue and may be exacerbated by current events in the Middle East, and the impact of pricing, hedging and other actions that we, franchisees and suppliers may take to address this environment;
- The impact on our margins of labor costs given our labor-intensive business model, the long-term trend toward higher wages in both mature and developing markets and any potential impact of union organizing efforts;
- The impact of foreign exchange and interest rates on our financial condition and results;
- Whether we are able to identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;
- The challenges and uncertainties associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment;
- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings; and

- The impact of changes in our debt levels on our credit ratings, interest expense, availability of acceptable counterparties, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants.

Increasing legal and regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect popular perceptions of our business and increase our exposure to litigation or governmental investigations or proceedings;
- The impact of new, potential or changing regulation that can affect our business plans, such as those relating to marketing and the content and safety of our food and other products, as well as the risks and costs of our labeling and other disclosure practices, particularly given varying legal requirements and practices for testing and disclosure within our industry, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information from third-party suppliers;
- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive popular opinion, litigation and regulation, including taxation, in ways that could be material to our business;
- The risks and costs to us, our franchisees and our supply chain of increased focus by U.S. and overseas governmental authorities and non-governmental organizations on environmental matters, such as environmental sustainability, climate change, greenhouse gases and water consumption, including initiatives that effectively impose a tax on carbon emissions;
- The impact of litigation trends, particularly in our major markets, including class actions, labor and employment claims, landlord/tenant disputes and intellectual property claims (including often aggressive or opportunistic attempts to enforce patents used in information technology systems); the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products; and the scope and terms of insurance or indemnification protections that we may have;
- Adverse results of pending or future litigation, including litigation challenging the composition of our products, or the appropriateness or accuracy of our marketing or other communication practices;
- The increasing costs and other effects of compliance with U.S. and overseas regulations affecting our workforce and labor practices, including regulations relating to wage and hour practices, immigration, healthcare, retirement and other employee benefits and unlawful workplace discrimination;
- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price, foreign exchange or import-export controls, increased tariffs or government-mandated closure of our or our vendors' operations, and the cost and disruption of responding to governmental investigations or proceedings, whether or not they have merit;
- The legal and compliance risks associated with information technology, such as the costs of compliance with privacy, consumer protection and other laws, the potential costs associated with alleged security breaches (including the loss of consumer confidence that may result and the risk of criminal penalties or civil liability to consumers or employees whose data is alleged to have been collected or used inappropriately) and potential challenges to the associated intellectual property rights or to our use of that intellectual property; and
- The impact of changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, changes in tax accounting or tax laws (or related authoritative interpretations), particularly if corporate tax reform becomes a key component of budgetary initiatives in the United States and elsewhere, and the impact of settlements of pending or any future adjustments proposed by the IRS or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope.

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The continuing unfavorable global economic and extremely volatile market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;
- Changes in financial or tax reporting and accounting principles or practices that materially affect our reported financial condition and results and investor perceptions of our performance;
- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can reflect market commentary (including commentary that may be unreliable or incomplete in some cases) or expectations about our business, our creditworthiness or investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;
- The impact of our stock repurchase program or dividend rate; and
- The impact on our results of other corporate actions, such as those we may take from time to time as part of our continuous review of our corporate structure in light of business, legal and tax considerations.

Our results and prospects can be adversely affected by events such as severe weather conditions, natural disasters, hostilities and social unrest, among others.

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels or other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.